SURGERY PARTNERS

2024 Annual Report



Fellow Stockholders,

On behalf of the Surgery Partners' team, we hope this letter finds you and your families well and healthy. Our mission at Surgery Partners is to **enhance patient quality of life through partnership**. I am proud to report that in 2024, we again illustrated our ability to deliver on this mission with consistent and predictable performance.

Our unique partnership model allows us to naturally benefit from the continued site of care shift to our safe, high-quality and cost-effective facilities. We are continually inspired by the dedication of our colleagues and physician partners who support the healthcare system while prioritizing the needs of our patients. Their hard work forms the foundation of our success and our ability to deliver on our mission.

In partnership with exceptional physicians, our key differentiator remains a relentless focus on what matters most – clinical quality and the patient and physician experience. Clinical quality is our highest priority and a critical element of what our 5,000 affiliated physicians and approximately 15,000 colleagues focus on every day. I am proud to report that our commitment to clinical excellence is reflected both in performance relative to industry benchmarks as well as by the numerous awards and designations our facilities earn each year. Our short stay surgical hospitals consistently achieve four and five-star ratings for patient experience from the Centers for Medicare and Medicaid Services. Our facilities also continue to achieve excellent patient experience scores across the board, with our most recent surveys averaging 92%. Additionally, our dedication to physician experience is underscored by an exceptional net promoter score of 91%, demonstrating our commitment to supporting their work.

We believe we have a powerful and unique business model that benefits from favorable organic trends, demographics, and a fragmented marketplace. The fundamentals of our business are incredibly strong, and with a $150 billion total addressable market, we are well-positioned for accelerated growth in the near, mid and long-term. As we enter 2025, our Company continues to execute our focused growth strategies to provide consistent and industry-leading double-digit growth.

Select highlights from 2024:

- **Our organic growth engine continues to deliver** through expanding and enhancing high acuity service lines and our intense focus on continuously improving our operating system, resulting in same store facility revenue growth of 8% in 2024 compared to 2023. This growth underscores our ability to execute on our key value-added initiatives across the enterprise.

- We continue to benefit from the transition of procedures out of the traditional acute care inpatient setting with **over 70% of our short-stay surgical facilities having the capability to perform higher acuity orthopedic procedures** and **41% of our ASCs currently perform total joint procedures.** We reported a nearly **50% increase in the number of total joint replacement procedures performed** in our short-stay surgical facilities in 2024 when compared to 2023.

- Our physician recruiting efforts once again produced strong outcomes as **we recruited over 750 new physicians to our facilities** in 2024, across all our core high-growth specialties. Each of our recruiting cohorts continues to drive strong year-over-year growth, and we are encouraged by the strength of our 2024 recruiting class.

- We continue to **deploy significant capital on accretive additions to our platform**. Over the course of 2024, we deployed just under $400 million for acquisitions and continued to increase our installed base of robotics in our facilities, enhancing higher acuity capabilities. De novo projects are an increasingly important growth lever for us with eight de novos opening in 2024 and twelve that are at various stages in our pipeline, many of which we expect to open in 2025. Our business development teams are patient and diligent, and we believe that we can effectively deploy our capital over time at multiples that will create substantial value for our shareholders. We entered 2025 with over $770 million in liquidity and an active and robust pipeline. This position gives us conviction in reaching our goal to deploy at least $200 million of capital for accretive acquisitions in 2025.

As the leading standalone, independent surgical services company, Surgery Partners occupies a unique and valuable position in today's marketplace. Patients, physicians, and health plans prefer our services, and our experience metrics demonstrate are focusing on delivering exceptional patient care. Our business model aligns with and empowers physicians, providing them with the resources they need to be doctors first and to provide the best possible clinical care for their patients. Our unwavering focus on reducing waste and cost in the healthcare system also helps patients, employers, and health plans bend the cost curve by delivering superior value as compared to traditional acute care settings.

Surgery Partners' differentiated strategy emphasizes a commitment to providing a cost-efficient, high quality and patient-centered environment in our purpose-built, short-stay surgical facilities. Now more than ever, our value proposition resonates with the key stakeholders in the healthcare system. Our management team has a proven track record of execution that our 2024 results further substantiate. We are privileged to be a trusted partner of choice and believe we are in the right space with the right product at the right time, providing our investors with a runway for both near, mid and long-term value creation.

Thank you for your continued support and investment in Surgery Partners.

/s/ J. Eric Evans

Eric Evans
Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☒   **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 2024**

OR

☐   **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

Commission file number: 001-37576

Surgery Partners, Inc.

(Exact name of registrant as specified in its charter)

Delaware	**47-3620923**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

340 Seven Springs Way, Suite 600
Brentwood, Tennessee 37027
(Address of principal executive offices and zip code)

(615) 234-5900
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.01 per share	SGRY	The Nasdaq Global Select Market

Securities registered pursuant to section 12(g) of the Act: None

---

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Smaller reporting company ☐	Emerging growth company ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's voting and non-voting common equity held by non-affiliates of the registrant based on the closing price of the shares of common stock on The Nasdaq Stock Market on June 30, 2024, was $2.6 billion. As of February 24, 2025, there were 127,613,091 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2025 annual meeting of stockholders are incorporated by reference into Part III of this report.

SURGERY PARTNERS, INC.
FORM 10-K
TABLE OF CONTENTS

Page

PART I

PART II

PART III

PART IV

Cautionary Note Regarding Forward-Looking Statements

This Annual Report on Form 10-K (this "Annual Report") contains forward-looking statements based on our current expectations, estimates and assumptions about future events. All statements other than statements of current or historical fact contained in this report, including statements regarding our future financial position, business strategy, budgets, projected costs and plans and objectives of management for future operations, are forward-looking statements. The words "projections," "believe," "continue," "drive," "estimate," "expect," "intend," "may," "plan," "will," "could," "would" and similar expressions are generally intended to identify forward-looking statements.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the "Risk Factors" section of this Annual Report, which include but are not limited to the following:

- reductions in payments from government health care programs and private insurance payors, such as health maintenance organizations ("HMOs"), preferred provider organizations ("PPOs"), and other managed care organizations and employers;

- our ability to contract with private insurance payors;

- changes in our payor mix or surgical case mix;

- failure to maintain or develop relationships with physicians on beneficial or favorable terms, or at all;

- our efforts to integrate operations of acquired businesses and surgical facilities, attract new physician partners, or acquire additional surgical facilities;

- supply chain issues, including shortages or quality control issues with surgery-related products, equipment and medical supplies;

- competition for physicians, nurses, strategic relationships, acquisitions and managed care contracts;

- our ability to attract and retain qualified health care professionals;

- our ability to manage material liabilities whether known or unknown incurred as a result of acquiring surgical facilities;

- the impact of future legislation and other health care regulatory reform actions, and the effect of that legislation and other regulatory actions on our business;

- our ability to comply with current health care laws and regulations;

- the outcome of legal and regulatory proceedings that have been or may be brought against us;

- the impact of cybersecurity attacks or intrusions;

- changes in the regulatory, economic and other conditions of the states where our surgical facilities are located;

- our indebtedness; and

- the social and economic impact of a pandemic, epidemic or outbreak of a contagious disease on our business.

Although we have based these forward-looking statements on our current assumptions, expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs, we caution you that our actual results of operations, financial condition and liquidity, and the development of the industry in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this Annual Report. They can be affected by known or unknown risks, uncertainties and assumptions, including, among other things, the risks, uncertainties and assumptions described in Item 1A. "Risk Factors."

Any forward-looking statements and other information set forth in this Annual Report speak only as of the date made. Other than as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, press releases, investor presentations and our website.

Item 1. Business

Overview

Surgery Partners, Inc., a Delaware corporation, acting through its subsidiaries, owns and operates a national network of surgical facilities and ancillary services. Unless the context otherwise indicates, Surgery Partners, Inc. and its subsidiaries are referred to herein as "Surgery Partners," "we," "us," "our" or the "Company."

We are a leading healthcare services company with an integrated outpatient delivery model focused on providing high-quality, cost-effective solutions for surgical and related ancillary care in support of both patients and physicians. We are one of the largest and fastest growing surgical services businesses in the United States ("U.S."), with more than 200 locations in 31 states, including ambulatory surgery centers ("ASCs"), short-stay surgical hospitals ("surgical hospitals"), and multi-specialty physician practices, among others. Patient services provided in our ASCs and surgical hospitals (collectively, "surgical facilities" or "facilities") generated approximately $3.1 billion in revenue during 2024.

Our Growth Strategies

Our differentiated operating model employs a multifaceted strategy to grow revenue, earnings and cash flow. We believe the following are key components to this strategy:

- Deliver outstanding patient care and clinical outcomes;

- Continue to execute and expand upon our physician engagement strategy in attractive markets;

- Become the partner of choice for physicians seeking to become or stay independent;

- Become the employer of choice by attracting, engaging, retaining, developing and promoting talent;

- Drive organic growth at existing facilities through targeted physician recruitment, service line expansion and implementing our efficient operating model;

- Seek partnership opportunities with payors to make health care more affordable for their members;

- Continue our disciplined acquisition strategy;

- Offer new services to provide a more comprehensive continuum of care; and

- Enhance operational efficiencies and productivity by delivering on integration;

- Seek strategic relationship opportunities with health care systems looking to develop and/or enhance their ambulatory surgery footprint to better meet the needs of their patients and medical staff.

In addition, we believe favorable industry trends such as an aging population, advancements in medical technology and payor and government encouragement to move high acuity procedures from acute care to our lower cost sites of care will further drive growth.

Total Addressable Market

Based on management estimates, we believe that the total U.S. outpatient surgical facility market represents greater than $90 billion in annual revenue, including greater than $55 billion of hospital outpatient department procedures and $35 billion of ambulatory surgical center procedures, and we believe that ASCs are capturing an increasing share of the total surgical procedure market. We estimate that as a result of this trend, total annual procedure volume is expected to grow over the next few years by approximately 2% in hospital outpatient departments and by approximately 6% in ASCs, while inpatient procedures will decline by approximately 2% during the same period. In addition, we believe that approximately $60 billion of inpatient surgical cases have the potential to move to outpatient surgery centers, which, together with procedures performed at hospital outpatient departments and ASCs, represents what we believe is a total addressable market of approximately $150 billion.

Operations

During 2024 and 2023, we operated in one reportable segment, Surgical Facilities, which includes the operation of ASCs, surgical hospitals, anesthesia services, urgent care facilities and multi-specialty physician practices. Our surgical facilities primarily provide non-emergency surgical procedures across many specialties, including, among others, orthopedics and pain management, ophthalmology, gastroenterology ("GI") and general surgery.

Surgical Facilities

Operations

As of December 31, 2024, we owned or operated 161 surgical facilities, including 142 ASCs and 19 licensed surgical hospitals. Our Surgical Facilities contributed substantially all of our total revenue in 2024, 2023 and 2022.

Our typical ASC is a free-standing facility that performs planned surgical procedures on an outpatient basis for patients not requiring hospitalization and for whom an overnight stay is not expected after surgery. Each ASC usually has one to seven operating or procedure rooms with areas for reception, pre-operative care, recovery and administration. The staff of our ASCs generally includes a center administrator, registered nurses, operating room technicians, as well as other administrative staff.

Our surgical hospitals primarily focus on providing non-emergency, scheduled surgical procedures, with a focus on less complex, elective surgeries that have shorter recovery times. Although some of these facilities may include emergency departments, they are generally not equipped to handle a broad spectrum of patient needs, including critical and traumatic injuries.

We operate both multi-specialty and single-specialty facilities. In multi-specialty facilities, a variety of surgical procedures are performed, including, among others, orthopedics and pain management, gastroenterology, ophthalmology, and general surgery. We have diversified the mix of procedures performed at our facilities by strategically introducing select specialties that will complement existing services. In many cases, we keep certain facilities as single-specialty where it suits an individual facility or market demand.

We provide each of our surgical facilities with a full range of financial, marketing and operating services. For example, our regional managed care directors assist the local management team at each of our surgical facilities in developing relationships with private insurance payors and negotiating private insurance contracts.

Ownership Structure

We own and operate our surgical facilities through partnerships or limited liability companies with physicians, physician groups and health care systems. In some instances, we acquire ownership in a surgical facility with the prior owners retaining ownership, and, in some cases, we offer new ownership to other physicians or health care systems. Of the 161 surgical facilities that were operational as of December 31, 2024, we hold majority ownership in 83 of these surgical facilities and consolidated 118 for financial reporting purposes. We provide day-to-day management services for a majority of our surgical facilities pursuant to a management agreement and receive a management fee that is typically equal to a percentage of the facility revenue. We also provide intercompany loans to some of the surgical facilities which often are secured by a pledge of assets of the facility.

Strategic Relationships

When attractive opportunities arise, we may develop, acquire or operate surgical facilities through strategic relationships with payors, health care systems, and other health care providers. We believe that forming such strategic relationships can enhance our ability to attract physicians and access favorable private insurance contracts for our surgical facilities in that market.

The strategic relationships through which we own and operate surgical facilities are governed by partnership and operating agreements that generally are comparable to the partnership and operating agreements of the other surgical facilities in which we own an interest. The primary difference between the structure of these strategic relationships and the other surgical facilities in which we hold an equity interest is that, in these strategic relationships, a health care system holds ownership in the surgical facility in addition to physician investors. In each of these strategic relationships, we have also entered into a management agreement under which we provide day-to-day management services for a management fee equal to a percentage of the revenues of the surgical facility. The terms of those management agreements are comparable to the terms of our management agreements with other surgical facilities in which we own an equity interest.

Sources of Revenue

Revenue from our consolidated surgical facilities is earned from facility fees related to health care services performed in our surgical facilities and is included in our patient service revenues. The fee charged for surgical services varies depending on the type of service provided, but usually includes all charges for usage of an operating room, a recovery room, special equipment, supplies, nursing staff and/or medications. Our fees do not typically include professional fees charged by the patient's surgeon, anesthesiologist or other attending physician, which are billed directly by such physicians. Management fees received from our non-consolidated surgical facilities for management services provided are included in other service revenues.

We are dependent upon government and private insurance sources of payment for the services we provide. The amounts that our surgical facilities receive in payment for their services may be adversely affected by market and cost factors as well as other factors over which we have no control, including Medicare, Medicaid and state regulations, cost containment and utilization decisions and reduced reimbursement schedules of private insurance payors.

The following table sets forth the percentage of total patient service revenues for our consolidated surgical facilities by type of payor for the periods indicated:

| | Year Ended December 31, | | |
	2024	2023	2022
Private Insurance	53.5 %	52.5 %	51.5 %
Government	41.1 %	41.8 %	42.3 %
Self-pay	2.7 %	2.5 %	2.6 %
Other	2.7 %	3.2 %	3.6 %
Total patient service revenues	100.0 %	100.0 %	100.0 %

We receive reimbursement from Medicare for surgical services based on three different payment systems depending on the site of service: outpatient surgical services generally provided in our ASCs, hospital outpatient surgical services and hospital inpatient surgical services.

Medicare Reimbursement - Hospital Inpatient Services

Nineteen of our surgical facilities are licensed as hospitals. Most inpatient services provided by hospitals are reimbursed by Medicare under the inpatient prospective payment system ("IPPS"). Under the IPPS, a hospital receives a fixed amount for inpatient hospital services based on each patient's final assigned Medicare-severity diagnosis related group ("MS-DRG"). Each MS-DRG is assigned a payment rate that is prospectively set by the Centers for Medicare and Medicaid Services ("CMS") using national average resources used per case for treating a patient with a particular diagnosis. This assignment also affects the prospectively determined capital rate paid with each MS-DRG. MS-DRG and capital payments are adjusted by a predetermined geographic adjustment factor assigned to the geographic area in which the hospital is located. The index used to adjust the MS-DRG rates, known as the "hospital market basket index," gives consideration to the inflation experienced by hospitals in purchasing goods and services.

On August 1, 2024, CMS published the IPPS final rule for federal fiscal year ("FFY") 2025, which began on October 1, 2024. Under the FFY 2025 final rule, rates for inpatient stays in hospitals paid under the IPPS that successfully report certain quality data under the Hospital Inpatient Quality Reporting ("IQR") Program and demonstrate meaningful use of certified electronic health record ("EHR") technology will be increased by 2.9%. Those hospitals that do not successfully report quality data under the IQR Program (but are meaningful EHR users) would be subject to a one-fourth reduction in their annual payment update. In addition to the IQR Program, hospitals will be subject to payment adjustments under the Value Based Purchasing Program, Readmissions Reduction Program and Hospital Acquired Conditions Reduction Programs that have been implemented by the Department of Health and Human Services ("HHS").

Medicare Reimbursement - Hospital Outpatient Departments

Surgical services that are provided in hospital outpatient departments ("HOPDs") generally are reimbursed by CMS using the Outpatient Prospective Payment System (the "OPPS"). The OPPS, established by the Secretary of HHS, determines payment amounts prospectively (generally the following calendar year) for various categories of medical services performed in HOPDs. On November 1, 2024, CMS published its OPPS final rule for 2025. The final rule provides for a payment rate increase of 2.9%. Hospitals that do not meet the reporting requirements of the Medicare Hospital Outpatient Quality Reporting Program will be subject to a 2.0% payment rate decrease.

As a result of legislative changes related to off-campus HOPDs, certain off-campus HOPDs that began billing under the OPPS (or underwent certain changes) on or after November 2, 2015 are no longer paid for most services under the OPPS. Instead, these facilities are paid under the Medicare Physician Fee Schedule ("MPFS"), which typically results in lower reimbursements. Services provided in a dedicated emergency department are still paid under the OPPS. This change has not significantly affected reimbursement to any of our HOPDs, but we cannot assure you that our HOPDs will not be impacted in the future.

Medicare Reimbursement - ASCs

Payments under the Medicare program to ASCs are also made based on the OPPS; however, the payment received from CMS is a percentage of the payment to HOPDs. Reimbursement rates for ASCs are updated annually based on changes in the consumer price index offset by multifactor productivity adjustments. Based on the OPPS Final Rule, ASC reimbursement rates will increase by 2.9% for 2025. CMS has established the Ambulatory Surgical Center for Quality Reporting ("ASCQR") Program as a pay-for-reporting, quality data program. Our ASCs that participate in the ASCQR Program receive the full annual update to the ASC payment rate. Those ASCs that do not successfully report quality data under the ASCQR Program may receive a payment reduction.

Annual Cost Reports

Hospitals participating in Medicare and Medicaid programs, whether paid on a reasonable cost basis or under a prospective payment system, may be required to meet certain financial reporting requirements. Federal and, where applicable, state regulations require submission of annual cost reports identifying medical costs and expenses associated with the services provided by each hospital to Medicare beneficiaries and Medicaid recipients. Annual cost reports required under the Medicare and Medicaid programs are subject to routine governmental audits. These audits may result in adjustments to the amounts ultimately determined to be payable to us under these reimbursement programs. Finalization of these audits often takes several years. Providers may appeal any final determination made in connection with an audit. While ASCs are not currently subject to federal cost reporting requirements, it is possible that such requirements, which could be costly for us, will be implemented by CMS in the future.

Acquisition and Development Programs

Acquisition Program. In addition to our operational strategy, we continuously evaluate opportunities to expand our presence in the surgical facility market by making strategic acquisitions of existing surgical facilities and by developing new surgical facilities in cooperation with local physician partners and, when appropriate, health care systems and other strategic partners. We generally structure our partnerships where either we are a majority owner partnered with physicians or we are a minority owner with buy-up rights. These buy-up rights give us the option to own a controlling interest at some point in the future. Alternatively, we may choose to pursue a strategic relationship with physicians and a health care system.

We employ a dedicated acquisition team with experience in health care services. Our team seeks to acquire surgical facilities that meet our criteria, including prominence and quality of physician partners, specialty mix, opportunities for growth, level of competition in the local market, level of private insurance penetration and our ability to access private insurance contracts. We carefully evaluate each of our acquisition opportunities through an extensive due diligence process to determine which facilities have the greatest potential for growth and profitability improvements under our operating structure. Our team may also identify opportunities to attract additional physicians to increase the acquired facility's revenues and profitability.

Development Program. We develop surgical facilities in markets that we identify as having substantial interest by physicians and payors. We have experience in developing both single and multi-specialty surgical facilities. When we develop a new surgical facility, we generally provide all of the services necessary to complete the project. We offer in-house capabilities for structuring partnerships and financing facilities and work with architects and construction firms in the design and development of surgical facilities. Before and during the development phase of a new surgical facility, we analyze the competitive environment in the local market, review market data to identify appropriate services to provide, prepare and analyze financial forecasts, evaluate regulatory and licensing issues and assist in designing the surgical facility and identifying appropriate equipment to purchase or lease. After a surgical facility is developed, we typically provide general startup operational support, including information systems, equipment procurement and financing.

Marketing

We primarily direct our sales and marketing efforts at physicians who would utilize our surgical facilities. Marketing activities directed at physicians and other health care providers are coordinated locally by the individual surgical facility and are supplemented by dedicated corporate personnel. These activities generally emphasize the benefits offered by our surgical facilities compared to other facilities in the market, such as the proximity of our surgical facilities to physicians' offices, the ability to schedule consecutive cases without preemption by inpatient or emergency procedures, the efficient turnaround time between cases, our advanced surgical equipment and our simplified administrative procedures. Although the facility administrator is the primary point of contact, physicians who utilize our surgical facilities are important sources of recommendations to other physicians regarding the benefits of using our surgical facilities. Recruiting teams develop a target list of physicians, and we continually review our progress in successfully recruiting additional local physicians.

We also market our surgical facilities directly to private insurance payors via our contracting and credentialing programs. Payor marketing activities conducted by our corporate office management and facility administrators emphasize the high quality of care, cost advantages and convenience of our surgical facilities, and are focused on making each surgical facility an approved provider under local managed care plans.

Competition

In each market in which we operate a surgical facility, we compete with hospitals and operators of other surgical facilities to attract physicians and patients. We believe that the competitive factors that affect our surgical facilities' ability to compete for physicians are convenience of location of the surgical facilities, quality of care offered, convenience of scheduling, professionalism and cleanliness of facilities, access to capital and participation in private insurance programs. In addition, we believe our national prominence, scale and reputation are instrumental in attracting physicians. We believe that our surgical facilities attract patients based upon our quality of care, the specialties and reputations of the physicians who operate in our surgical facilities, participation in managed care programs, ease of access and convenient scheduling and registration procedures.

In developing or acquiring existing surgical facilities, we compete with other public and private surgical facility and hospital companies. Several large national companies own and/or manage surgical facilities, in some cases in connection with other lines of business with which we do not compete, including HCA Healthcare, Inc., AMSURG Corp., Tenet Healthcare Corporation and Optum, Inc. We also face competition from local hospitals, physicians and other providers who may compete with us in the ownership and operation of surgical facilities, as well as the trend of physicians choosing to perform procedures in an office-based setting rather than in a surgical facility.

Seasonality

Our revenue fluctuates based on the number of business days in each calendar quarter, because the majority of services provided by physicians in our surgical facilities consist of scheduled procedures and office visits that occur during weekday business hours. In addition, revenue in the fourth quarter could also be impacted by an increased utilization of services due to annual deductibles which are not usually met until later in the year and also as patients utilize their health care benefits before they expire at year-end.

Human Capital Resources

At December 31, 2024, we had approximately 15,000 employees, including full-time and part-time employees. None of our employees are represented by a collective bargaining agreement. Our mission is to enhance patient quality of life through partnership. We appreciate that our colleagues are key to creating value and believe that we have a good relationship with them. We are subject to various state and federal laws that regulate wages, hours, benefits and other terms and conditions relating to employment.

We have established, and continue to enhance and refine, a comprehensive set of practices for engaging, recruiting, developing, managing and optimizing the human resources of our organization. In general, we seek to attract, develop and retain an engaged workforce and improve talent management processes accordingly. We offer a competitive range of compensation and benefit programs. We also are committed to the health and safety of our patients, employees, and medical staff. Our code of conduct promotes integrity, accountability and transparency, among other high ethical standards and a focus on employee welfare.

Our surgical facilities are staffed by licensed physicians, and our operations are dependent on the efforts, abilities and experience of our physicians and clinical personnel. We generally do not enter into contracts with physicians who use our surgical facilities, other than partnership and operating agreements with physicians who own interests in our surgical facilities, agreements for anesthesiology services and medical director agreements. Most physicians are not employees of our surgical facilities and are not contractually required to use our facilities. Physicians who use our surgical facilities also use other facilities or hospitals and may choose to perform procedures in an office-based setting that might otherwise be performed at our surgical facilities. We compete with other health care providers, primarily hospitals and other surgical facilities, in attracting physicians to utilize our surgical facilities, nurses and medical staff to support our surgical facilities, recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our facilities.

Our surgical facilities, like most healthcare providers, have experienced rising labor costs. In several markets, nurse and medical support personnel availability has become a significant operating issue to healthcare providers. To address this challenge, we have implemented several initiatives to improve engagement, retention, recruiting, compensation programs and productivity. We may be required to continue to enhance wages and benefits to recruit and retain nurses and other medical support personnel or to hire more expensive temporary or contract personnel. As a result, our labor costs could continue to increase. We also depend on the available labor pool of semi-skilled and unskilled employees in each of the markets in which we operate.

We believe our colleagues are vital contributors to our success. We devote significant resources to attract, develop, retain and accelerate our workforce. We strive to live all our values, including demonstrating compassion and kindness in all that we do. We are committed to promoting an inclusive and kind culture through diversity of thoughts and backgrounds, recognizing the value these experiences bring to our colleagues, physicians, patients and communities. We believe this creates an engaged workforce that feels a sense of belonging in the wonderful work they carry out for patients and communities alongside colleagues and providers.

Environmental

We are subject to various federal, state and local laws and regulations relating to the protection of the environment and human health and safety, including those governing the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. Our operations include the use, generation and disposal of hazardous materials. We may, in the future, incur liability under environmental statutes and regulations with respect to contamination of sites we own or operate (including contamination caused by prior owners or operators of such sites, adjoining properties or other persons) and the off-site disposal of hazardous substances. We believe that we have been and are in substantial compliance with the terms of all applicable environmental laws and regulations and that we have no liabilities under environmental requirements that we would expect to have a material adverse effect on our business, results of operations or financial condition (including our capital expenditures, earnings and competitive position).

Insurance

We maintain liability insurance in amounts that we believe are appropriate for our operations. Currently, we maintain professional, general and workers' compensation liability insurance in excess of self-insured retentions through third party commercial insurance carriers. We also maintain cyber insurance, business interruption insurance and property damage insurance. Coverage under certain of these policies is contingent upon the policy being in effect when a claim is made regardless of when the events which caused the claim occurred.

In addition, physicians who provide professional services in our surgical facilities are required to maintain separate malpractice coverage with defined minimum coverage limits. While we believe that our insurance policies are adequate in amount and coverage for our operations, we make no assurances that the insurance coverage is sufficient to cover all future claims or will continue to be available in adequate amounts or at a reasonable cost.

Private Insurance Payors

Most private third-party payors reimburse us for services pursuant to written contracts. These contracts generally require that we offer discounts from our established charges. In rare cases our payments come from private insurance payors with which we do not have written contracts. In those situations, commonly known as "out-of-network" services, we generally charge the patients the same co-payment or other patient responsibility amounts that we would have charged had we had a contract with the private insurance payor. We also submit a claim for the services to the private insurance payor along with full disclosure that we have charged the patient an in-network patient responsibility amount.

Governmental Regulation

General

We are subject to federal, state and local laws dealing with issues such as occupational safety, employment, medical leave, insurance regulations, civil rights, discrimination, building codes and medical waste and other environmental issues. Federal, state and local governments are expanding the regulatory requirements on businesses like ours. The imposition of these regulatory requirements may have the effect of increasing operating costs and reducing the profitability of our operations.

Certificates of Need, Licensure and Accreditation

Capital expenditures for the construction of new health care facilities, the addition of beds or new health care services or the acquisition of existing health care facilities may be reviewable by state regulators under statutory programs that are sometimes referred to as certificate of need laws. States with certificate of need laws restrict or otherwise require prior authorization for the construction and acquisition of health care facilities and the expansion of existing facilities and services. In these states, approvals, generally known as certificates of need, are required for capital expenditures exceeding certain preset monetary thresholds for the development, acquisition and/or expansion of certain facilities or services, including, in certain of these states, surgical facilities. Certificate of need laws are being challenged in many states across the country and any future changes could have positive and negative impacts on our business. We currently operate in 22 states that have certificate of need laws.

Our surgical facilities are subject to state licensing requirements. Although our surgical hospitals primarily or exclusively provide surgical services, they must meet all applicable requirements for general hospital licensure. In addition, based on the specific operations of our surgical facilities, some of these facilities maintain a pharmacy license, a controlled substance registration, a clinical laboratory certification waiver, and environmental protection permits for biohazards and/or radioactive materials, as required by applicable law. The failure to comply with these regulations and applicable licensing requirements could result in the suspension or revocation of a facility's license.

As of December 31, 2024, the majority of our facilities were accredited by either The Joint Commission or the Accreditation Association for Ambulatory Health Care, two of the major national organizations that establish standards relating to the physical plant, administration, quality of patient care and operation of medical staffs of various types of health care facilities. The effect of accreditation by these organizations is to exempt the facilities from routine surveys by state agencies to determine compliance with CMS requirements. These accredited facilities are subject to periodic surveys by the accrediting organization to ensure that they are in compliance with the applicable standards. Many private insurance health plans require our facilities to be accredited by one or both of these organizations in order to be participating providers. Failure to maintain accreditation would cause a facility to become subject to state survey agency oversight and potentially subject to increased scrutiny by CMS, and could result in a loss of payment from private insurance health plans.

Affordable Care Act Repeal Efforts

Initiatives to repeal or modify the Patient Protection and Affordable Care Act (the "Affordable Care Act") have persisted over the past several years. As an example, the Tax and Jobs Act of 2017 effectively eliminated the tax penalty associated with the so-called "individual mandate," which required most individuals to obtain qualifying health insurance coverage or pay a tax penalty. As of December 31, 2024, however, further legislative efforts to repeal and replace the Affordable Care Act in full have not been successful. Nevertheless, we are unable to guarantee that future efforts, such as the adoption of any future federal or state health care reform legislation, or any ruling by a court with respect to the Affordable Care Act, will not have a negative financial impact on the Company.

Medicare and Medicaid Participation

The majority of our revenue is derived from third-party payors, including federal and state health care programs, such as Medicare and Medicaid, and private insurance payors. Continued participation in these programs, and in particular Medicare, is dependent on our continued compliance with regulations promulgated by HHS.

Federal law contains numerous provisions designed to ensure that services rendered by hospitals to Medicare and Medicaid patients meet professionally recognized standards, are medically necessary and that claims for reimbursement are properly filed. These provisions include a requirement that a sampling of admissions of Medicare and Medicaid patients must be reviewed by quality improvement organizations, which review the appropriateness of patient admissions and discharges, the quality of care provided, the validity of MS-DRG classifications and the appropriateness of cases of extraordinary length of stay or cost. Additionally, CMS has implemented a number of programs that use private contractors that contract with CMS to identify overpayments and underpayments and other potential sources of billing fraud. Our facilities and providers periodically receive letters from auditors contracted with CMS requesting repayment of alleged overpayments for services and incur expenses associated with responding to and appealing these determinations, as well as the costs of repaying any overpayments. Although all such repayments requested to date have been immaterial, we are unable to quantify the aggregate financial impact of these audits on our facilities given the pending appeals and uncertainty about the extent of future audits.

Federal Anti-Kickback Statute and Medicare Fraud and Abuse Laws

The Social Security Act of 1935 includes provisions addressing false statements, illegal remuneration and other instances of fraud and abuse in federal health care programs. These provisions include the statute commonly known as the federal Anti-Kickback statute (the "Anti-Kickback Statute"). The Anti-Kickback statute prohibits providers and others from, among other things, soliciting, receiving, offering or paying, directly or indirectly, any remuneration in return for either making a referral for, or ordering or arranging for, or recommending the order of, any item or service covered by a federal health care program, including, but not limited to, the Medicare and Medicaid programs. Violations of the Anti-Kickback Statute are criminal offenses punishable by imprisonment and fines of up to $100,000 for each violation. Civil violations are punishable by fines of up to $50,000 for each violation, as well as damages of up to three times the total amount of remuneration received from the government for health care claims. Violations may further result in civil monetary penalties and exclusion from state and federal health care programs. An arrangement may violate the Anti-Kickback Statute even if only one purpose – as opposed to the primary purpose – of the arrangement is to induce referrals. Specific intent to violate the statute is not required for a violation to occur.

Under regulations issued by the Office of the Inspector General of HHS (the "OIG"), certain types of arrangements involving remuneration are deemed not to violate the Anti-Kickback Statute (commonly referred to as the safe harbors). The safe harbor regulations outline standards that, if complied with, protect conduct that might otherwise be deemed in violation of the Anti-Kickback Statute. The failure of a particular business arrangement to comply with a safe harbor does not determine whether the arrangement violates the Anti-Kickback Statute. Instead, when a transaction or relationship does not fit within a safe harbor, the facts and circumstances as well as the intent of the parties related to a specific transaction or relationship must be examined to determine whether or not any illegal conduct has occurred.

Physician-owners of our surgical facilities are in a position to generate referrals to the facilities, potentially subjecting the distribution of available cash to those investors to scrutiny under the Anti-Kickback Statute. Because the ownership and operations of our surgical facilities may not fit wholly within any of the safe harbors, we attempt to structure our surgical facilities, and in particular our ASCs, to fit as closely as possible within the safe harbor designed to protect distributions to physician-investors in ASCs who directly refer patients to the ASC and personally perform the procedures at the center as an extension of their practice (the "ASC Safe Harbor"). However, we believe that the ownership and operations of our surgical facilities will not fully satisfy the ASC Safe Harbor requirements for investment interests in ASCs because, among other things, we or one of our subsidiaries will generally be an investor in and provide management services to each ASC. While we believe our ASCs would nonetheless be found to be compliant with the Anti-Kickback Statute, we cannot assure you that the OIG would view our activities favorably even though we strive to achieve compliance with the remaining elements of this safe harbor.

In addition, although we expect each physician-investor to utilize the ASCs as an extension of his or her practice and ask each physician-investor to certify this practice, we cannot assure you that all physician-investors will do so in a manner consistent with the requirements of the ASC Safe Harbor. Interests in our ASC joint ventures are purchased at what we believe to be fair market value. Investors who purchase at a later time generally pay more for a given percentage interest than founding investors. The result is that while all investors are paid distributions in accordance with their ownership interests, for ASCs where there are later purchases, we cannot meet the safe harbor requirement that return on investment is directly proportional to the amount of capital investment. The OIG has on several occasions reviewed investments relating to ASCs, and in Advisory Opinion No. 07-05 (June 19, 2007), raised concerns that (a) purchases of interests from physicians might yield gains on investment rather than capital infusion to the ASCs, (b) such purchases could be meant to reward or influence the selling physicians' referrals to the ASC or the hospital, and (c) such returns might not be directly proportional to the amount of capital invested. For similar reasons, our hospital investments do not fit wholly within the safe harbor for investments in small entities because certain of the investment interests are held by investors who are either in a position to refer to the hospital or who provide services to the hospital and because the hospital's gross revenues are derived from referrals generated by those investors. However, we believe our surgical facilities comply with the remaining elements of their respective safe harbors.

Our financial relationships with potential referral sources could potentially be scrutinized under the Anti-Kickback Statute. We have entered into management agreements to manage the majority of our surgical facilities and physician practices. Most of these agreements call for our subsidiary to be paid a percentage of revenue-based management fee. Although there is a safe harbor for personal services and management contracts (the "Personal Services and Management Safe Harbor"), the Personal Services and Management Safe Harbor requires, among other things, that the amount of the aggregate compensation paid to the manager over the term of the agreement be set in advance. Because our management fees are generally based on a percentage of revenue, our management agreements do not typically meet this requirement. We do, however, believe that our management arrangements satisfy the other requirements of the Personal Services and Management Safe Harbor for personal services and management contracts. The OIG has taken the position in several advisory opinions that percentage-based management agreements are not protected by a safe harbor, and consequently, may violate the Anti-Kickback Statute. We have implemented formal compliance programs designed to safeguard against overbilling and believe that our management agreements comply with the requirements of the Anti-Kickback Statute. However, we cannot assure you that the OIG would find our compliance programs to be adequate or that our management agreements would be found to comply with the Anti-Kickback Statute.

Certain of our ASCs have entered into arrangements for professional services, including arrangements for anesthesia services. In a Special Advisory Bulletin issued in April 2003, the OIG focused on "questionable" contractual arrangements where a health care provider in one line of business (the "Owner") expands into a related health care business by contracting with an existing provider of a related item or service (the "Manager/Supplier") to provide the new item or service to the Owner's existing patient population, including federal health care program patients (so called "suspect Contractual Joint Ventures"). The Manager/Supplier not only manages the new line of business, but may also supply it with inventory, employees, space, billing, and other services. In other words, the Owner contracts out substantially the entire operation of the related line of business to the Manager/Supplier-otherwise a potential competitor-receiving in return the profits of the business as remuneration for its referrals. Through an Advisory Opinion, the OIG extended this suspect contractual joint venture analysis to arrangements between anesthesiologists and physician owners of ASCs. In Advisory Opinion No. 12-06 (May 25, 2012), the OIG concluded that certain proposed arrangements between anesthesia groups and physician-owned ASCs could result in prohibited remuneration under the federal Anti-Kickback Statute. We believe our arrangements for anesthesia services are distinguishable from those described in Advisory Opinion 12-06 (May 25, 2012) and are in compliance with the requirements of the federal Anti-Kickback Statute. However, we cannot assure you that regulatory authorities would agree with that position.

We also may guarantee a surgical facility's third-party debt financing and certain lease obligations as part of our obligations under a management agreement. Physician investors are generally not required to enter into similar guarantees. The OIG might take the position that the failure of the physician investors to enter into similar guarantees represents a special benefit to the physician investors given to induce patient referrals and that such failure constitutes a violation of the Anti-Kickback Statute. We believe that the management fees (and in some cases guarantee fees) are adequate compensation to us for the credit risk associated with the guarantees and that the failure of the physician investors to enter into similar guarantees does not create a material risk of violating the Anti-Kickback Statute. However, the OIG has not issued any guidance in this regard.

Evolving interpretations of current, or the adoption of new, federal or state laws or regulations could affect many of our arrangements. Law enforcement authorities, including the OIG, the courts and Congress, are increasing their scrutiny of arrangements between health care providers and potential referral sources to ensure that the arrangements are not designed as a mechanism to exchange remuneration for patient care referrals or opportunities. Investigators have also demonstrated a willingness to look behind the formalities of a business transaction to determine the underlying purposes of payments between health care providers and potential referral sources.

Federal Physician Self-Referral Law

The federal physician self-referral law (the "Stark Law") prohibits physicians (as well as chiropractors, optometrists, dentists and podiatrists) from referring patients to an entity with which the practitioner or a member of his or her immediate family has a "financial relationship" for the provision of certain "designated health services" that are paid for in whole or in part by Medicare or Medicaid unless an exception applies. "Designated health services" include inpatient and outpatient hospital services, clinical laboratory services and radiology services. The term "financial relationship" is broadly defined and includes most types of ownership and compensation relationships. The Stark Law also prohibits the entity from seeking payment from Medicare or Medicaid for services that are rendered through a prohibited referral. If an entity is paid for services provided through a prohibited referral, it may be required to refund the payments. Violations of the Stark Law may also result in the imposition of damages equal to three times the amount improperly claimed and civil monetary penalties of up to $15,000 per prohibited claim and $100,000 per prohibited circumvention scheme and exclusion from participation in the Medicare and Medicaid programs.

Notably, "designated health services" does not include surgical services that are provided in an ASC. Furthermore, Stark Law regulations specifically define the term "designated health services" to not include services that are reimbursed by Medicare as part of a composite rate, such as services that are provided in an ASC. However, if designated health services are provided by an ASC and separately billed, referrals to the ASC by a physician-investor would be prohibited by the Stark Law. Because our facilities that are licensed as ASCs do not have independent laboratories and do not provide designated health services apart from surgical services, we do not believe referrals to these facilities by physician-investors are prohibited. If legislation or regulations are implemented that prohibit physicians from referring patients to surgical facilities in which the physician has a beneficial interest, our business and financial results could be materially adversely affected.

The Stark Law currently includes the Whole Hospital Exception, as modified by the Affordable Care Act, which governs physician ownership of a hospital and requires, among other things, that such ownership is in the whole hospital, the physician is authorized to perform services at the hospital, and the ownership predates December 31, 2010. We believe that physician investments in our facilities licensed as hospitals meet the requirements of the Whole Hospital Exception. We cannot predict whether amendments to the Whole Hospital Exception will be included in any future legislation, including a repeal of the Affordable Care Act, or if Congress will adopt any similar provisions that would prohibit or otherwise restrict physicians from holding ownership interests in hospitals. Any such changes could have an adverse effect on our financial condition and results of operations.

State Regulation

Many of the states in which our surgical facilities operate have adopted statutes and/or regulations that prohibit the payment of kickbacks or any type of remuneration in exchange for patient referrals and that prohibit health care providers from, in certain circumstances, referring a patient to a health care facility in which the provider has an ownership or investment interest. While these statutes generally mirror the federal Anti-Kickback Statute and Stark Law, they vary widely in their scope and application. Some are specifically limited to health care services that are paid for in whole or in part by the Medicaid program; others apply to all health care services regardless of payor; and others apply only to state-defined designated services, which may differ from the designated health services under the Stark Law. In addition, many states have adopted statutes that mirror the False Claims Act and that prohibit the filing of a false or fraudulent claim with a state governmental agency. We intend to comply with all applicable state health care laws, rules and regulations. However, these laws, rules and regulations have typically been the subject of limited judicial and regulatory interpretation. As a result, we cannot assure you that our surgical facilities will not be investigated or scrutinized by the governmental authorities empowered to do so or, if challenged, that their activities would be found to be lawful. A determination of non-compliance with the applicable state health care laws, rules, and regulations could subject our surgical facilities to civil and criminal penalties and could have a material adverse effect on our operations.

Federal and State Privacy and Security Requirements

We are subject to the Medicare Patient and Program Protection Act of 1987, as amended by the Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), including the Health Information Technology for Economic and Clinical Health Act (the "HITECH Act"), which was enacted as part of The American Recovery and Reinvestment Act of 2009. The HITECH Act strengthened the requirements and significantly increased the penalties for violations of the HIPAA privacy and security regulations. The HIPAA privacy standards apply to individually identifiable information held or disclosed by a covered entity in any form, whether communicated electronically, on paper or orally. These standards require our compliance with rules governing the use and disclosure of this health information. They create rights for patients in their health information and they require us to impose these rules, by contract, on any business associate to whom we disclose such information in order to perform functions on our behalf. The HIPAA security standards require us to establish and maintain reasonable and appropriate administrative, technical and physical safeguards to ensure the integrity, confidentiality and the availability of electronic protected health and related financial information. Although the security standards do not reference or advocate a specific technology, and covered health care providers, plans and clearinghouses have the flexibility to choose their own technical solutions, the security standards have required us to implement significant new systems, business procedures and training programs.

Violations of the HIPAA privacy and security regulations may result in civil and criminal penalties. The HITECH Act strengthened the requirements of the HIPAA privacy and security regulations and significantly increased the penalties for violations by introducing a tiered penalty system, with penalties of up to $50,000 per violation with a maximum civil penalty of $1.5 million in a calendar year for violations of the same requirement. However, a single breach incident can result in violations of multiple requirements, resulting in possible penalties well in excess of $1.5 million. The HITECH Act authorizes State Attorneys General to bring civil actions seeking either an injunction or damages in response to violations of HIPAA privacy and security regulations. We expect vigorous enforcement of the HITECH Act's requirements by HHS and State Attorneys General. HHS has allocated increased funding towards HIPAA enforcement activity and such enforcement activity has seen a marked increase over recent years. We cannot predict whether our surgical facilities will be able to comply with future rules and are unable to predict the financial impact to our surgical facilities in implementing the requirements under such rules if and when they take effect.

Our facilities also remain subject to any state laws that relate to privacy or the reporting of data breaches that are more restrictive than the regulations issued under HIPAA and the requirements of the HITECH Act. For example, various state laws and regulations may require us to notify affected individuals in the event of a data breach involving certain personal information, such as social security numbers, dates of birth and credit card information.

In response to the increasing number of cyberattacks targeting the healthcare sector, HHS issued a Notice of Proposed Rulemaking on January 6. 2025 aimed at enhancing HIPAA security regulations. If these proposed regulatory changes are enacted, our surgical facilities will need to comply with the new security standards, potentially incurring significant costs to implement necessary changes.

Emergency Medical Treatment and Active Labor Act

Our surgical hospitals are subject to the Emergency Medical Treatment and Active Labor Act ("EMTALA"). This federal law requires any hospital that participates in the Medicare program to conduct an appropriate medical screening examination of every person who presents to the hospital's emergency department for treatment and, if the patient is suffering from an emergency medical condition, to either stabilize that condition or make an appropriate transfer of the patient to a facility that can handle the condition. The obligation to screen and stabilize emergency medical conditions or transfer exists regardless of a patient's ability to pay for treatment. Off-campus facilities such as surgery centers that lack emergency departments or otherwise do not treat emergency medical conditions generally are not subject to EMTALA. They must, however, have policies in place that explain how the location should proceed in an emergency situation, such as transferring the patient to the closest hospital with an emergency department. There are severe penalties under EMTALA if a hospital fails to screen or appropriately stabilize or transfer a patient or if the hospital delays appropriate treatment in order to first inquire about the patient's ability to pay, including civil monetary penalties and exclusion from participation in the government health care programs. In addition, an injured patient, the patient's family or a medical facility that suffers a financial loss as a direct result of another hospital's violation of the law can bring a civil suit against that other hospital. CMS has actively enforced EMTALA and has indicated that it will continue to do so in the future. We believe that our surgical hospitals comply with EMTALA. With respect to our hospitals that do not have an emergency room, those hospitals maintain a protocol for the transfer of patients requiring emergency treatment. While we believe such protocols satisfy CMS requirements, we are unable to guarantee that CMS would not interpret such protocols to be inconsistent with EMTALA requirements, potentially jeopardizing each facility's participation in the Medicare program.

Clinical Laboratory Regulation

Our clinical laboratories are subject to federal oversight under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA") which extends federal oversight to virtually all clinical laboratories by requiring that they be certified by the federal government or by a federally-approved accreditation agency. CLIA requires that all clinical laboratories meet quality assurance, quality control and personnel standards. Laboratories also must undergo proficiency testing and are subject to inspections. Standards for testing under CLIA are based on the complexity of the tests performed by the laboratory, with tests classified as "high complexity," "moderate complexity," or "waived." Laboratories performing high complexity testing are required to meet more stringent requirements than moderate complexity laboratories. Laboratories performing only waived tests, which are tests determined by the Food and Drug Administration to have a low potential for error and requiring little oversight, may apply for a certificate of waiver exempting them from most of the requirements of CLIA. Our operations also subject to state and local laboratory regulation. CLIA provides that a state may adopt laboratory regulations different from or more stringent than those under federal law, and a number of states have implemented their own laboratory regulatory requirements. State laws may require that laboratory personnel meet certain qualifications, specify certain quality controls, or require maintenance of certain records. We believe that we are in material compliance with all applicable laboratory requirements, but no assurances can be given that our laboratories will pass all future licensure or certification inspections.

Regulatory Compliance Program

We have in place and continue to enhance a company-wide compliance program that focuses on all areas of regulatory compliance including billing, reimbursement, cost reporting practices and contractual arrangements with referral sources.

This regulatory compliance program is intended to help ensure that high standards of conduct are maintained in the operation of our business and that policies and procedures are implemented so that employees act in compliance with applicable laws, regulations and company policies. Under the regulatory compliance program, every employee and certain contractors involved in patient care, and coding and billing, receive initial and periodic legal compliance and ethics training. In addition, we regularly monitor our ongoing compliance efforts and develop and implement policies and procedures designed to foster compliance with the law. The program also includes a mechanism for employees to report, without fear of retaliation, any suspected legal or ethical violations to their supervisors, designated compliance officers in our facilities, our compliance hotline or directly to our corporate compliance office. We believe our compliance program is consistent with standard industry practices. However, we cannot provide any assurances that our compliance program will detect all violations of law or protect against *qui tam* suits or government enforcement actions.

Where You Can Find More Information

We make available on or through the "Investors-SEC Filings" page of our website at www.surgerypartners.com, free of charge, copies of reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports (along with certain other Company filings with the SEC), as soon as reasonably practicable after electronically filing such material with, or furnishing it to, the SEC. The information found on, or otherwise accessible through, our website is not incorporated by reference into, nor does it form a part of, this Annual Report or any other document that we file with the SEC.

Item 1A. Risk Factors

Risk Factors Summary

Below is a summary of the principal factors that make an investment in our common stock speculative or risky. This summary does not address all of the risks that we face. A discussion of the risks we face can be found below under the heading "Risk Factors" and should be carefully considered, together with other information in this Annual Report and our other filings with the SEC, before making an investment decision regarding our common stock.

Business and Operational Risks

- We depend on payments from third-party payors, including government health care programs and private insurance organizations. If these payments are reduced or eliminated, our revenue and profitability could be materially and adversely affected.

- If we are unable to negotiate and enter into favorable contracts or maintain satisfactory relationships and renew existing contracts on favorable terms with private insurance payors, our revenue and profitability may decrease.

- Significant changes in our payor mix or surgical case mix resulting from fluctuations in the types of cases performed at our facilities could have a material adverse effect on our business, prospects, results of operations and financial condition.

- Our ability to provide medical services at our facilities would be impaired and our revenue reduced if we are not able to maintain good relationships with affiliated physicians who utilize our surgical facilities.

- Our growth strategy depends in part on our ability to integrate operations of acquired surgical facilities, attract new physician partners, and to acquire and develop additional surgical facilities on favorable terms. If we are unable to achieve any of these goals, our future growth could be limited and our operating results could be adversely affected.

- Shortages of surgery-related products, equipment and medical supplies and quality control issues with such products, equipment and medical supplies could disrupt our operations and adversely affect our case volume, surgical case mix and profitability.

- We face competition from other health care facilities and providers.

- Competition for physicians and clinical personnel, including nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.

- Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have a material adverse effect on our business, prospects, results of operations and financial condition.

- If we are unable to integrate and operate our information systems effectively or implement new systems and processes, our operations could be disrupted.

- A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our facilities could adversely impact our business.

Financial and Accounting Risks

- We have a history of net losses and may not achieve or sustain profitability in the future.

- Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our outstanding indebtedness.

- To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations may adversely affect our business, financial condition and results of operations.

- Despite our current indebtedness levels, we and our subsidiaries may still be able to incur more debt, which could further exacerbate the risks associated with our leverage.

- We make significant loans to, and are generally liable for debts and other obligations of, the partnerships and limited liability companies that own and operate some of our surgical facilities.

- We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.

Cybersecurity and Data Risks

- Cybersecurity attacks or intrusions could adversely impact our businesses.

- Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

Legal and Regulatory Risks

- If we fail to comply with or otherwise incur liabilities under the numerous federal and state laws and regulations relating to the operation of our facilities, we could incur significant penalties or other costs or be required to make significant changes to our operations.

- Our surgical facilities do not satisfy the requirements for any of the safe harbors under the federal Anti-Kickback Statute. If a federal or state agency asserts a different position or enacts new laws in this regard, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenue.

- If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur substantial monetary penalties and a significant loss of revenue.

- Federal law restricts the ability of our surgical hospitals to expand capacity.

- Companies within the health care industry continue to be the subject of federal and state audits and investigations, including actions for false and other improper claims.

- If we become subject to large malpractice or other legal claims, we could be required to pay significant damages, which may not be covered by insurance.

- Failure to comply with Medicare's conditions for coverage and conditions of participation may result in loss of program payment or other governmental sanctions.

- Our facilities could face decreased Medicare payments if they fail to report and meet various quality metrics.

- If antitrust enforcement authorities conclude that our market share in any particular market is too concentrated, that our or our health system partners' commercial payor contract negotiating practices are illegal, or that we otherwise violate antitrust laws, we could be subject to enforcement actions that could have a material adverse effect on our business, prospects, results of operations and financial condition.

Governance Risks

- Our largest stockholder has significant influence over us, including influence over decisions that require the approval of stockholders, which could limit our stockholders' ability to influence the outcome of key transactions, including a change of control.

- Provisions in the certificate of designation governing our preferred stock and in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

- Our amended and restated certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Risk Factors

We are subject to risks and uncertainties that could cause our actual financial condition, results of operations, business and prospects to differ materially from those described in the forward-looking statements contained in this report or in our other filings with the SEC. Some of these risks and uncertainties are discussed below. If any of the following risks, or other risks and uncertainties, actually occurred, our business, financial condition and operating results could suffer.

Business and Operational Risks

We depend on payments from third-party payors, including government health care programs and private insurance organizations. If these payments are reduced or eliminated, our revenue and profitability could be materially and adversely affected.

We depend upon private and governmental third-party sources of payment for the services provided by physicians in our physician network and to patients in our surgical facilities, including surgical hospitals. We derived approximately 41% of our revenue from government payors, including Medicare and Medicaid programs in 2024 and 42% in both 2023 and 2022. The amounts that we receive from the Medicare and Medicaid programs for our services are subject to statutory and regulatory changes, administrative rulings, interpretations and determinations concerning patient eligibility requirements, funding levels and the method of calculating payments or reimbursements, among other things; refinements to the Medicare Ambulatory Surgery Center payment system and refinements made by CMS to Medicare's reimbursement policies; requirements for utilization review; and federal and state funding restrictions; any of which could materially adversely affect payments we receive from these government programs, as well as affect the timing of payments to our facilities.

During the past several years, health care payors, such as federal and state governments, insurance companies and employers, have undertaken initiatives to revise payment methodologies and monitor health care costs. As part of their efforts to contain health care costs, payors increasingly are demanding discounted fee structures or the assumption by health care providers of all or a portion of the financial risk relating to paying for care provided, often in exchange for exclusive or preferred participation in their benefit plans. We expect efforts to impose greater discounts and more stringent cost controls by government and other payors to continue, thereby reducing the payments we receive for our services. Similarly, private third-party payors may be successful in negotiating reduced reimbursement schedules with our facilities.

Controls imposed by Medicare, Medicaid and private insurance payors designed to reduce surgical and other procedure volumes, in some instances referred to as "utilization review," could adversely affect our facilities. Although we are unable to predict the effect these changes will have on our operations, significant limits on the scope of services reimbursed and on reimbursement rates and fees may reduce our revenue and profitability. Additionally, trends in physician treatment protocols and private insurance plan design, such as plans that shift increased costs and accountability for care to patients, could reduce our surgical and other procedure volumes in favor of lower intensity and lower cost treatment methodologies, each of which could, in turn, have a material adverse effect on our business, prospects, results of operations and financial condition.

Fixed fee schedules, capitation payment arrangements, exclusion from participation in or inability to reach agreements with private insurance organizations, reduction or elimination of payments or an increase in the payments at a rate that is less than the increase in our costs, or other factors affecting payments for health care services over which we have no control could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we are unable to negotiate and enter into favorable contracts or maintain satisfactory relationships and renew existing contracts on favorable terms with private insurance payors, our revenue and profitability may decrease.

Payments from private insurance payors, including state workers' compensation programs and managed care organizations, represented approximately 54%, 53% and 52% of our patient service revenue in 2024, 2023 and 2022, respectively. Most of these payments came from private insurance payors with which our facilities have contracts. If we fail to enter into favorable contracts or maintain satisfactory relationships with private insurance organizations, our revenue may decrease. Our competitive position has been, and will continue to be, affected by initiatives undertaken during the past several years by major purchasers of health care services, including insurance companies and employers, to revise payment methods and monitor health care expenditures in an effort to contain health care costs.

Some of our payments from private insurance payors come from payors with which our facilities or subsidiaries do not have a contract. If we provide services to a patient that does not use a private insurance payor with which we have contracted, commonly known as "out-of-network" services, we generally charge the patient the same co-payment or other patient responsibility amounts that we would have charged had our facilities had a contract with the payor. In accordance with insurance laws and regulations, we submit a claim for the services to the payor along with full disclosure that our surgical facility has charged the patient an in-network patient responsibility amount. Historically, it was typical for those private insurance payors who do not have contracts with our surgical facilities to pay our claims at higher than comparable contracted rates. However, in recent years we have observed an increase in private insurance payors adopting out-of-network fee schedules that are more comparable to our contracted rates or to take other steps to discourage their enrollees from seeking treatment at out-of-network surgical facilities. If the proportion of our services subject to out-of-network fee schedules increases, we may experience a decrease in volume at our ASCs or other facilities due to fewer referrals of out-of-network patients.

Additionally, payments from workers' compensation payors represented approximately 4% of our patient service revenue in 2024, 2023 and 2022. A majority of states have implemented workers' compensation provider fee schedules. In some cases, the fee schedule rates contain lower rates than the rates our surgical facilities have historically been paid for the same services. If states reduce the amounts paid to providers under the workers' compensation fee schedules, it could have an adverse impact on our operating results.

Significant changes in our payor mix or surgical case mix resulting from fluctuations in the types of cases performed at our facilities could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our results may change from period to period due to fluctuations in payor mix or case mix or other factors relating to the type of cases performed at our facilities. Since, generally speaking, we receive relatively higher payment rates from private insurers than Medicare, Medicaid and other government-funded programs, a significant shift in our payor mix toward a higher percentage of Medicare and Medicaid cases, which could occur for reasons beyond our control, could have an adverse effect on our business, prospects, results of operations and financial condition.

A significant shift in our case mix toward a higher percentage of lower revenue cases, which could occur for reasons beyond our control, could result in a material adverse effect on our business, prospects, results of operations and financial condition.

Our case volume and surgical case mix may be adversely affected by patients' unwillingness to pay for procedures in our facilities. Higher numbers of unemployed individuals generally translates into more individuals without health care insurance to help pay for procedures, thereby increasing the potential for persons to elect not to have procedures performed. Even procedures normally thought to be non-elective may be delayed or may not be performed if the patient cannot afford the procedure due to a lack of insurance or money to pay their portion of our facilities' fee. It is difficult to predict the degree to which our business will continue to be impacted by economic conditions in the future.

As we operate in multiple markets, each with a different competitive landscape, shifts within our payor mix or case mix may not be uniform across all of our affiliated facilities. Rather, these shifts may be concentrated within certain markets due to local competitive factors. In addition, we are unable to predict the results of an increasing trend towards value based payment on our reimbursement.Therefore, the results of our individual affiliated facilities, including facilities that are material to our results, may be volatile, which could result in a material adverse effect on our business, prospects, results of operations and financial condition.

Our ability to provide medical services at our facilities would be impaired and our revenue reduced if we are not able to maintain good relationships with affiliated physicians who utilize our surgical facilities.

Our business depends, among other things, upon the efforts and success of affiliated physicians who provide medical services at our surgical facilities and the strength of our relationships with these physicians. We generally do not enter into contracts with physicians who use our surgical facilities, other than partnership and operating agreements with physicians who own interests in our surgical facilities, agreements for anesthesiology services and medical director agreements. Most physicians are not employees of our surgical facilities and are not contractually required to use our facilities. Physicians who use our surgical facilities also use other facilities or hospitals and may choose to perform procedures in an office-based setting that might otherwise be performed at our surgical facilities. In recent years, pain management and gastrointestinal procedures have been performed increasingly in an office-based setting because of potential cost savings or better access for patients and physicians. Although physicians who own interests in our surgical facilities are subject to agreements restricting ownership of competing facilities, these agreements may not restrict procedures performed in a physician office or in other unrelated facilities. Also, these agreements restricting ownership of competing facilities are difficult to enforce, and we may be unsuccessful in preventing physicians who own interests in our surgical facilities from acquiring interests in competing facilities.

The financial success of our facilities is in part dependent upon the volume of procedures performed by the physicians who use our facilities, which can be affected by the economy, health care reform efforts, increases in patient co-payments and deductibles and other factors outside our or their control. The physicians who use our surgical facilities may choose not to accept patients who pay for services through certain third-party payors, which could reduce our revenue. From time to time, we may have disputes with physicians who use our surgical facilities and/or own interests in our surgical facilities or our Company. Our revenue and profitability could be significantly reduced if we lost our relationship with one or more key physicians or groups of physicians, or if such key physician or group of physicians reduce their use of any of our surgical facilities. In addition, any damage to the reputation of a key physician or group of physicians or the failure of these physicians to provide quality medical care or adhere to professional guidelines at our surgical facilities could damage our reputation, subject us to liability and significantly reduce our revenue.

Our growth strategy depends in part on our ability to integrate operations of acquired surgical facilities, attract new physician partners, and to acquire and develop additional surgical facilities on favorable terms. If we are unable to achieve any of these goals, our future growth could be limited and our operating results could be adversely affected.

We believe that an important component of our financial performance and growth is our ability to provide physicians who use our surgical facilities with the opportunity to purchase ownership interests in our facilities. We may not be successful in attracting new physician investment in our surgical facilities, and that failure could result in a reduction in the quality, efficiency and profitability of our facilities. Based on competitive factors and market conditions, physicians may be able to negotiate relatively higher levels of equity ownership in our facilities, consequently limiting or reducing our share of the profits from these facilities. In addition, physician ownership in our facilities is subject to certain regulatory restrictions.

In addition, our growth strategy includes the acquisition and development of existing surgical facilities and the development of new surgical facilities jointly with local physicians and, in some cases, health care systems and other strategic partners. If we are unable to successfully execute on this strategy in the future, our future growth could be limited. We may be unable to identify suitable acquisition and development opportunities, or to complete acquisitions and new projects in a timely manner and on favorable terms.

Our acquisition and development activities require substantial capital resources, and we may need to obtain additional capital or financing, from time to time, to fund these activities. As a result, we may take actions to fund future acquisitions and development activities that could have a material adverse effect on our business, prospects, results of operations and financial condition, including incurring substantial debt with certain restrictive terms. Further, sufficient capital or financing may not be available to us on satisfactory terms, if at all. In addition, our ability to acquire and develop additional surgical facilities may be limited by state certificate of need programs, licensure requirements, antitrust laws, and other regulatory restrictions on expansion. We also face significant competition from local, regional and national health systems and other owners of surgical facilities in pursuing attractive acquisition candidates. The surgical facilities we develop typically incur losses in their early months of operation and, until their caseloads grow, they generally experience lower total revenue and operating margins than established surgical facilities, and we expect this trend to continue.

If we are not successful in integrating the operations and personnel of newly acquired surgical facilities in a timely and efficient manner, then the potential benefits of the transaction may not be realized and our operations and earnings could be materially adversely impacted. If we experience the loss of key personnel or if the effort devoted to the integration of acquired facilities diverts significant management or other resources from other operational activities, our operations could be impaired. Additionally, in some acquisitions, we may have to renegotiate, or risk losing, one or more of the facility's private insurance contracts. We may also be unable to immediately collect the accounts receivable of an acquired facility while we align the payors' payment systems and accounts with our own systems. Finally, certain transactions can require licensure changes which, in turn, result in disruptions in payment for services.

In addition, although we conduct extensive due diligence prior to the acquisition of surgical facilities and seek indemnification from prospective sellers covering unknown or contingent liabilities, we may acquire facilities with unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations for which we do not have sufficient insurance or indemnification rights.

Our rapid growth has placed, and will continue to place, increased demands on our management, operational and financial information systems and other resources. Furthermore, expansions into new geographic markets and services may require us to comply with new and unfamiliar legal and regulatory requirements, which could impose substantial obligations on us and our management, cause us to expend additional time and resources, and increase our exposure to penalties or fines for non-compliance with such requirements. To accommodate our past and anticipated future growth, and to compete effectively, we will need to continue to improve our management, operational and financial information systems and to expand, train, manage and motivate our workforce. Our personnel, systems, procedures or controls may not be adequate to support our operations in the future. Further, focusing our financial resources and management attention on the expansion of our operations may negatively impact our financial results. Any failure to improve our management, operational and financial information systems, or to expand, train, manage or motivate our workforce, could reduce or prevent our growth.

Shortages of surgery-related products, equipment and medical supplies and quality control issues with such products, equipment and medical supplies could disrupt our operations and adversely affect our case volume, surgical case mix and profitability.

Our operations depend significantly upon our ability to obtain sufficient surgery-related products, drugs, equipment and medical supplies from suppliers on a timely and cost-effective basis. If we are unable to obtain such necessary products, or if we fail to properly manage existing inventory levels, the surgical facilities may be unable to perform certain surgeries, which could adversely affect case volume or result in a negative shift in surgical case mix. In addition, as a result of shortages, we could suffer, among other things, operational disruptions, disruptions in cash flows, increased costs and reductions in profitability. At times, supply shortages have occurred in our industry, and such shortages may be expected to recur from time to time.

Medical supplies and services can also be subject to supplier product quality control incidents and recalls. In addition to contributing to materials shortages, product quality can affect patient care and safety. Material quality control incidents have occurred in the past and may occur again in the future, for reasons beyond our control, and such incidents can negatively impact case volume, product costs and our reputation. In addition, we may have to incur costs to resolve quality control incidents related to medical supplies and services regardless of whether they were caused by us. Our inability to obtain the necessary amount and quality of surgery-related products, equipment and medical supplies due to a quality control incident or recall could have a material adverse effect on our business, prospects, results of operations and financial condition.

We face competition from other health care facilities and providers.

The health care business is highly competitive and each of the individual geographic areas in which we operate has a different competitive landscape. In each of our markets we compete with other health care providers for patients and in contracting with private insurance payors. In addition, because the number of physicians available to utilize and invest in our facilities is finite, we face intense competition from other surgery centers, hospitals, health systems and other health care providers in recruiting physicians to utilize and invest in our facilities. We are in competition with other surgery centers, hospitals and health care systems in the communities we serve to attract patients and provide them with the care they need.

There are also unaffiliated hospitals in each market in which we operate. These hospitals have established relationships with physicians and payors. In addition, other companies either currently are in the same or similar business of developing, acquiring and operating surgical facilities or may decide to enter our business. Many of these companies have greater resources than we do, including financial, marketing, staff and capital resources. We also may compete with some of these companies for entry into strategic relationships with health care systems and health care professionals. In addition, many physician groups develop surgical facilities without a corporate partner. In recent years, more physicians are choosing to perform procedures, including pain management and gastrointestinal procedures, in an office-based setting rather than in a surgical facility. If we are unable to compete effectively with any of these entities or groups, we may be unable to implement our business strategies successfully and our financial position and results of operations could be adversely affected.

Competition for physicians and clinical personnel, including nurses, shortages of qualified personnel or other factors could increase our labor costs and adversely affect our revenue, profitability and cash flows.

Our operations are dependent on the efforts, abilities and experience of our physicians and clinical personnel. We compete with other health care providers, primarily hospitals and other surgical facilities, in attracting physicians to utilize our surgical facilities, nurses and medical staff to support our surgical facilities, recruiting and retaining qualified management and support personnel responsible for the daily operations of each of our facilities and in contracting with private insurance payors in each of our markets. In some markets, the lack of availability of clinical personnel, such as nurses, has become a significant operating issue facing all health care providers. This shortage may require us to continue to enhance wages and benefits to recruit and retain qualified personnel or to contract for more expensive temporary personnel. We also depend on the available labor pool of semi-skilled and unskilled workers in each of the markets in which we operate.

If our labor costs increase, we may not be able to raise rates to offset these increased costs. Because a significant percentage of our revenue consists of fixed, prospective payments, our ability to pass along increased labor costs is limited. In particular, if labor costs rise at an annual rate greater than our net annual consumer price index basket update from Medicare, our results of operations and cash flows will likely be adversely affected. Any union activity at our facilities that may occur in the future could contribute to increased labor costs. Certain proposed changes in federal labor laws and the National Labor Relations Board's modification of its election procedures could increase the likelihood of employee unionization attempts. Our failure to recruit and retain qualified management and medical personnel, or to control our labor costs, could have a material adverse effect on our business, prospects, results of operations and financial condition.

Our surgical facilities are sensitive to regulatory, economic and other conditions in the states where they are located.

Our revenue is particularly sensitive to regulatory, economic and other conditions in the state of Idaho. As of December 31, 2024, we owned and operated three consolidated surgical hospitals and four consolidated ASCs in Idaho, representing approximately 29% of our revenue during fiscal year 2024. These surgical facilities also provide ancillary services, including physician practices, radiation oncology and anesthesia services. If there were an adverse regulatory, economic or other development in any of the states in which we have a higher concentration of facilities, including Idaho, our case volumes could decline in such states or there could be other unanticipated adverse impacts on our business in those states, which could have a material adverse effect on our business, prospects, results of operations and financial condition.

Certain of our partnership and operating agreements contain provisions giving rights to our partners and other members that may be adverse to our interests.

Certain of the agreements governing the limited partnerships ("LPs"), general partnerships ("GPs") and limited liability companies ("LLCs") through which we own and operate our facilities contain provisions that give our partners or other members rights that may, in certain circumstances, be adverse to our interests. These rights include, but are not limited to, rights to purchase our interest in the partnership or LLC, rights to require us to purchase the interests of our partners or other members, or rights requiring the consent of our partners and other members prior to our transferring our ownership interest in a facility or prior to a change in control of us or certain of our subsidiaries. With respect to these purchase rights, the agreements generally include a specified formula or methodology to determine the applicable purchase price, which may or may not reflect fair market value.

Additionally, many of our partnership and operating agreements contain restrictions on actions that we can take, even though we may be the general partner or the managing member. Examples of these restrictions include the rights of our partners and other members to approve the sale of substantially all of the assets of the partnership or LLC, to dissolve the partnership or LLC, to appoint a new or additional general partner or managing member and to amend the partnership or operating agreements. Many of our agreements also restrict our ability in certain instances to compete with our existing facilities or with our partners. Where we hold only a limited partner or a non-managing member interest, the general partner or managing member may take certain actions without our consent, although we typically have certain protective rights to approve major decisions such as the sale of substantially all of the assets of the entity, dissolution of the partnership or LLC and the amendment of the partnership or operating agreement. These management and governance rights held by our partners and other members limit and restrict our ability to make unilateral decisions about the management and operation of the facilities without the approval of our partners and other members.

We may have a special legal responsibility to the holders of ownership interests in the entities through which we own our facilities, which may conflict with, and prevent us from acting solely in, our own best interests or the interests of our stockholders.

We generally hold our ownership interests in facilities through LPs, GPs, LLCs or limited liability partnerships ("LLPs") in which we maintain an ownership interest along with physicians and, in some cases, both physicians and health systems. As general partner and manager of most of these entities, we may have a fiduciary duty, to manage these entities in the best interests of the other owners. We also have a duty to operate our business for the benefit of our stockholders. As a result, we may encounter conflicts between our responsibility to the other owners and our responsibility to our stockholders. For example, we have entered into some management agreements to provide management services to our surgical facilities in exchange for a fee. Disputes may arise as to the nature of the services to be provided or the amount of the fee to be paid. In these cases, we may be obligated to exercise reasonable, good faith judgment to resolve the disputes and may not be free to act solely in our own best interests or the stockholders best interest. Disputes may also arise between us and our physician investors with respect to a particular business decision or regarding the interpretation of the provisions of the applicable partnership or limited liability company agreement. We seek to avoid these disputes but have not implemented any measures to resolve these conflicts if they arise. If we are unable to resolve a dispute on terms favorable or satisfactory to us, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

Growth of patient receivables or deterioration in the ability to collect on these accounts, due to changes in economic conditions or otherwise, could have a material adverse effect on our business, prospects, results of operations and financial condition.

The current practice of providing medical services in advance of payment or, in many cases, prior to assessment of ability to pay for such services, may have significant negative impact on our revenue and cash flow. We bill numerous and varied payors, such as self-pay patients, private insurance payors and Medicare and Medicaid. These different payors typically have different billing requirements that must be satisfied prior to receiving payment for services rendered. Reimbursement is typically conditioned on our documenting medical necessity and correctly applying diagnosis codes. Incorrect or incomplete documentation and billing information could result in non-payment for services rendered. The primary collection risks with respect to our patient receivables relate to patient accounts for which the primary third-party payor has paid the amounts covered by the applicable agreement, but patient responsibility amounts (deductibles and co-payments) remain outstanding.

Additional factors that could complicate our billing include:

- disputes between payors as to which party is responsible for payment;

- failure of information systems and processes to submit and collect claims in a timely manner;

- variation in coverage for similar services among various payors;

- the difficulty of adherence to specific compliance requirements, diagnosis coding and other procedures mandated by various payors; and

- failure to obtain proper physician credentialing and documentation in order to bill various payors.

Due to the difficulty in assessing future trends, including the effects of changes in economic conditions, an increase in the amount of patient receivables or a deterioration in the collectability of these receivables could have a material adverse effect on our business, prospects, results of operations and financial condition.

If we are unable to integrate and operate our information systems effectively or implement new systems and processes, our operations could be disrupted.

Our operations depend significantly on effective information systems, which require continual maintenance, upgrading and enhancement to meet our operational needs. Any system failure or integration delay that causes an interruption in service or availability of our systems could adversely affect operations or delay the collection of revenue. Moreover, we use the development and implementation of sophisticated and specialized technology to improve our profitability, and our acquired surgical centers and hospitals will require frequent transitions and integration of various information systems. If we are unable to properly integrate other information systems or expand our current information systems it may have an adverse effect on our ability to obtain new business, retain existing business and maintain or increase our profit margins and we could suffer, among other things, operational disruptions, disruptions in cash flows and increases in administrative expenses.

A pandemic, epidemic or outbreak of a contagious disease in the markets in which we operate or that otherwise impacts our facilities could adversely impact our business.

If a pandemic, epidemic or outbreak of an infectious disease or other public health crisis were to affect the areas in which we operate, our business, including our revenue, profitability and cash flows, could be adversely affected. If any of our facilities were involved, or perceived to be involved, in treating patients with a highly contagious disease, or there was an outbreak of a highly contagious disease in areas in which our surgical centers are located, our patients might cancel or defer elective procedures or otherwise avoid medical treatment. This could result in reduced patient volumes and operating revenues, potentially over an extended period. Further, a pandemic, epidemic or outbreak of an infectious disease might adversely impact our business by causing temporary shutdowns of our facilities or diversion of patients or by causing staffing shortages in our facilities. We may be unable to locate replacement supplies, and ongoing delays could require us to reduce procedure volume or cause temporary shutdowns of our facilities. Although we have disaster plans in place and operate pursuant to infectious disease protocols, the extent to which a public health crisis will impact our business is difficult to predict and will depend on many factors beyond our control, including the speed of contagion, the development and implementation of effective preventative measures and possible treatments, the scope of governmental and other restrictions on travel and other activity, and public reactions to these factors.


Financial and Accounting Risks


We have a history of net losses and may not achieve or sustain profitability in the future.

We had net losses attributable to Surgery Partners, Inc. of $168.1 million, $11.9 million and $54.6 million, in 2024, 2023 and 2022, respectively. We cannot assure you that our revenue will grow or that we will achieve or maintain profitability in the future. Growth of our revenue may slow or revenue may decline and expenses may increase for a number of possible reasons, including reduced demand for our services, regulatory shifts and other risks and uncertainties. Our ability to achieve profitability will be affected by the other risks and uncertainties described in this section and in "Management's Discussion and Analysis of Financial Condition and Results of Operations," included elsewhere in this Annual Report. All of these factors could contribute to future net losses and, if we are unable to meet these risks and challenges as we encounter them, our business may suffer. If we are not able to achieve, sustain or increase profitability, our business will be adversely affected and our stock price may decline.

Our leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under our outstanding indebtedness.

As of December 31, 2024, we and our subsidiaries had approximately $3.4 billion aggregate principal amount of indebtedness outstanding, which includes approximately $1.4 billion principal amount of senior secured term loans (the "Term Loan") outstanding and $800.0 million senior unsecured notes due 2032 (the "2032 Unsecured Notes"). As of December 31, 2024, we had $192.0 million of outstanding borrowings under our $703.8 million senior secured revolving credit facility (the "Revolver" and, together with the Term Loan, the "New Secured Credit Facilities" and, together with the 2032 Unsecured Notes, the "Senior Indebtedness"). After giving effect to the $10.3 million principal amount of outstanding letters of credit issued under our Revolver, we had $501.5 million of unused commitments available to be borrowed under the Revolver. In addition to the Senior Indebtedness, our aggregate principal amount of indebtedness outstanding includes approximately $1.0 billion of notes payable and finance lease obligations primarily related to property and equipment for operations. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. In addition, subject to applicable restrictions under our Senior Indebtedness, we may incur significant additional indebtedness, which may be secured, from time to time, which could have important consequences, including:

- making it more difficult for us to satisfy our obligations with respect to our indebtedness;

- making us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

- requiring us to dedicate a substantial portion of our cash flow to making payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- limiting our flexibility in reacting to competitive and other changes in our industry and economic conditions generally; and

- limiting our ability to raise additional capital for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

To service our indebtedness, we will require a significant amount of cash. Our ability to generate cash depends on many factors beyond our control, and any failure to meet our debt service obligations may adversely affect our business, financial condition and results of operations.

Our ability to pay or to refinance our indebtedness and to fund working capital needs and planned capital expenditures will depend upon our future operating performance and our ability to generate cash, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory, business and other factors that are beyond our control.

If our business does not generate sufficient cash flow or if future borrowings are not available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs, we may need to refinance all or a portion of our indebtedness on or before the maturity thereof, sell assets, reduce or delay capital investments or seek to raise additional capital, any of which could have a material adverse effect on our operations. In addition, we may not be able to affect any of these actions, if necessary, on commercially-reasonable terms or at all. Our history of net losses may impair our ability to service our indebtedness or repay outstanding amounts when they become due. In addition, our ability to restructure or refinance our indebtedness will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, and also might include incurring additional fees in connection with refinancing, which could further restrict our business operations. The terms of existing or future debt instruments may limit or prevent us from taking any of these actions. In addition, any failure to make scheduled payments of interest and principal on our outstanding indebtedness would likely result in a reduction of our credit rating, which could harm our ability to incur additional indebtedness on commercially-reasonable terms or at all. Our inability to generate sufficient cash flow to satisfy our debt service obligations, or to refinance or restructure our obligations on commercially reasonable terms or at all, may adversely affect our business, financial condition and results of operations.

Restrictive covenants in our debt instruments may adversely affect us.

The Senior Indebtedness imposes significant operating and financial restrictions and limit the ability of us and our restricted subsidiaries to, among other things:

- incur additional indebtedness and guarantee indebtedness;

- pay dividends or make other distributions in respect of, or repurchase or redeem, capital stock;

- prepay, redeem or repurchase certain debt;

- make loans and investments;

- sell or otherwise dispose of assets;

- sell stock of our subsidiaries;

- incur liens;

- enter into transactions with affiliates;

- enter into agreements restricting certain of our subsidiaries' ability to pay dividends; and

- consolidate, merge or sell all or substantially all of our assets.

As a result of these and other covenants and restrictions, we may be limited in how we conduct our business. In addition, we may be required to maintain a specified financial maintenance ratio in connection with the Senior Indebtedness if the Revolver is utilized in excess of a specified threshold. The terms of any future indebtedness we may incur could include more restrictive covenants. We cannot assure you that we will be able to maintain compliance with these covenants in the future and, if we fail to do so, that we will be able to obtain waivers from the lenders and/or amend the covenants. Our failure to comply with the restrictive covenants described above as well as others contained in our future debt instruments from time to time could result in an event of default, which, if not cured or waived, could result in our being required to repay these borrowings before their maturity. If we are forced to refinance these borrowings on less favorable terms, our results of operations and financial condition could be adversely affected.

We cannot assure you that our business will generate sufficient cash flow from operations, that currently anticipated revenue growth and operating improvements will be realized or that future borrowings will be available to us under the Term Loan and Revolver in amounts sufficient to enable us to pay our indebtedness, or to fund our other liquidity needs. If we are unable to meet our debt service obligations or fund our other liquidity needs, we could attempt to restructure or refinance our indebtedness or seek additional equity capital. We cannot assure you that we will be able to accomplish those actions on satisfactory terms, if at all.

Despite our current indebtedness levels, we and our subsidiaries may still be able to incur more debt, which could further exacerbate the risks associated with our leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future, including secured indebtedness. Although the credit agreement governing the New Credit Facilities and the indentures governing the 2032 Unsecured Notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial.

In addition, as of December 31, 2024, we had approximately $501.5 million available for additional borrowings under the Revolver (after giving effect to the $10.3 million aggregate principal amount of outstanding letters of credit issued under our Revolver at such time). If new debt is added to our or our subsidiaries' current debt levels, the related risks that we face would be increased.

We are a holding company with no operations of our own.

We are a holding company, and our ability to service our debt is dependent upon the earnings from the business conducted by our subsidiaries that operate the surgical facilities. The effect of this structure is that we depend on the earnings of our subsidiaries, and the distribution or payment to us of a portion of these earnings to meet our obligations, including those under the Term Loans and Revolver and any of our other debt obligations. The distributions of those earnings, advances or other distributions of funds by these entities to us, all of which are contingent upon our subsidiaries' earnings, are subject to various business considerations. In addition, distributions by our subsidiaries could be subject to statutory restrictions, including state laws requiring that such subsidiaries be solvent, or contractual restrictions. Some of our subsidiaries may become subject to agreements that restrict the sale of assets and significantly restrict or prohibit the payment of dividends or the making of distributions, loans or other payments to stockholders, partners or members.

We make significant loans to, and are generally liable for debts and other obligations of, the partnerships and limited liability companies that own and operate some of our surgical facilities.

We own and operate our surgical facilities through limited partnerships and limited liability companies. Local physicians, physician groups and health care systems also own an interest many of these partnerships and limited liability companies. For some of our surgical facilities, indebtedness at the partnership level is funded through intercompany loans that we provide. At December 31, 2024, our intercompany loans totaled $35.7 million. Through these loans we may have a security interest in the partnership's or limited liability company's assets, depending upon the terms thereof in each instance. However, our financial condition and results of operations would be materially adversely affected if our surgical facilities are unable to repay these intercompany loans, or such loans are challenged under certain health care laws. Additionally, at December 31, 2024, our global intercompany note, which we use to transfer debt balances between our subsidiaries, had a zero balance.

Although most of our intercompany loans are secured by the assets of the partnership or limited liability company, the physicians and physician groups that own an interest in these partnerships and limited liability companies generally do not guarantee a pro rata amount of this debt or the other obligations of these partnerships and limited liability companies.

From time to time, we may guarantee our pro-rata share of the third-party debts and other obligations of our non-wholly owned non-consolidated partnerships and limited liability companies in which we own an interest in an amount proportionate to our pro rata share of the equity interests issued by such entity. In such instances, the physicians and/or physician groups typically also guarantee their pro-rata share of such indebtedness.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our indebtedness service obligations to increase significantly.

Borrowings under the Credit Facilities are at variable rates of interest and expose us to interest rate risk. If interest rates increase, our debt service obligations on variable rate indebtedness would increase even though the amount borrowed remained the same, and our net income and cash flows, including cash available for servicing our indebtedness, would correspondingly decrease. We periodically enter into interest rate swap agreements and interest rate cap agreements to manage our exposure to these fluctuations. Our interest rate swap agreements and interest rate cap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts of the swap and cap agreements represent balances used to calculate the exchange of cash flows and are not our assets or liabilities.

Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

We may be limited in our ability to utilize, or may not be able to utilize, net operating loss carryforwards to reduce our future tax liability.

As of December 31, 2024, we had U.S. federal net operating loss ("NOL") carryforwards of approximately $529.0 million and state NOL carryforwards of approximately $630.7 million, which may be limited annually due to certain change in ownership provisions of Section 382 of the Internal Revenue Code of 1986 ("Section 382"), as amended (the "Code"). The Company has Section 382 limitations due to certain historical acquisitions; however, these limitations, when combined with amounts allowable due to net unrecognized built in gains, are not expected to impact the realization of the deferred tax assets associated with these NOLs. The Company has $434.3 million of federal NOL carryforwards that will begin to expire in 2030 and will completely expire in 2037. The remaining federal NOL carryforwards, which were generated after 2017, do not expire. Our state NOL carryforwards will expire between 2025 and 2043. Future ownership changes may subject our NOL carryforwards to further annual limitations, which could restrict our ability to use them to offset our taxable income in periods following the ownership changes.

Cybersecurity and Data Risks

Cybersecurity attacks or intrusions could adversely impact our businesses.

We, independently and through third-party vendors, collect and store on our networks and devices sensitive information, including intellectual property, proprietary business information and personally identifiable information of our patients and employees. Information security risks have generally increased in recent years because of threats from malicious persons and groups, new vulnerabilities, the proliferation of new technologies and the increased sophistication and activities of perpetrators of cyber-attacks. A failure in or breach of our operational or information security systems as a result of cyber-attacks or information security breaches could disrupt our business, result in the loss, disclosure or misuse of confidential or proprietary information, damage our reputation, increase our costs or lead to fines and financial losses. As a result, cybersecurity and the continued development and enhancement of the controls and processes designed to protect our systems, computers, software, data and networks from attack, damage or unauthorized access remain a priority for us.

We and our third-party vendors have been and likely will continue to be subject to cybersecurity attacks. Although there has been no material impact on our business or operations from these attempted attacks, there can be no assurance that we or our third-party vendors will not be subject to cybersecurity incidents that bypass our security measures, impact the integrity, availability or privacy of personal health information or other data subject to privacy laws or disrupt our information systems, devices or business, including our ability to provide various health care services. For example, in May 2023, we experienced an immaterial cybersecurity incident that temporarily disrupted certain facilities in our Idaho market.

The market for cybersecurity insurance is relatively new and coverage available for cybersecurity events may evolve as the industry matures. While we maintain insurance relating to cybersecurity events, such insurance is subject to a number of exclusions and may be insufficient to offset any losses, costs or damage we experience. As cyber threats continue to evolve, we will be required to expend additional resources to continue to enhance our information security measures or to investigate and remediate any information security vulnerabilities.

Our use and disclosure of personally identifiable information, including health information, is subject to federal and state privacy and security regulations, and our failure to comply with those regulations or to adequately secure the information we hold could result in significant liability or reputational harm.

HIPAA as well as numerous other federal and state laws and regulations, govern the collection, dissemination, use, privacy, security, confidentiality, integrity and availability of personally identifiable information ("PII"), including protected health information ("PHI") by covered entities such as us. Ongoing implementation of administrative, physical and technical safeguards, maintenance of policies and procedures governing use and disclosure of PHI, and oversight of compliance with HIPAA requirements involves significant time, effort and expense. A cyber-attack or other intrusion that bypasses our information security systems causing an information security breach, loss of protected health information or other data subject to privacy laws or a material disruption of our operational systems could result in a material adverse impact on our business, along with potentially substantial fines and penalties. Please see Item 1. "Business-Governmental Regulation-Federal and State Privacy and Security Requirements" included elsewhere in this Annual Report.

Many states in which we operate may impose supplemental laws that are more protective of the privacy and security of PII than HIPAA. Where these state laws are more protective than HIPAA, we have to comply with their stricter provisions. Only some of these state laws impose fines and penalties upon violators, but some may afford private rights of action to individuals who believe their PII has been misused. California's patient privacy laws, for example, provide for penalties of up to $250,000 and permit injured parties to sue for damages. Both state and federal laws are subject to modification or enhancement of privacy protection at any time. For example, HHS issued a Notice of Proposed Rulemaking on January 6, 2025, which proposes changes to the HIPAA security regulations aimed at enhancing cybersecurity protections in the healthcare sector. Our facilities will continue to remain subject to any federal or state privacy-related laws that are more restrictive than the privacy regulations issued under HIPAA. These statutes vary and could impose additional requirements on us and more severe penalties for disclosures of confidential health information. New health information standards could have a significant effect on the manner in which we do business, and the cost of complying with new standards could be significant. We may not remain in compliance with the diverse privacy requirements in all of the jurisdictions in which we do business. If we fail to comply with HIPAA or similar state laws, we could incur substantial civil monetary or criminal penalties.

Legal and Regulatory Risks

If we fail to comply with or otherwise incur liabilities under the numerous federal and state laws and regulations relating to the operation of our facilities, we could incur significant penalties or other costs or be required to make significant changes to our operations.

The health care industry is heavily regulated and we are subject to many laws and regulations at the federal, state and local government levels in the markets in which we operate. These laws and regulations require that our facilities meet various licensing, certification and other requirements, including, but not limited to, those relating to:

- ownership and control of our facilities;

- operating policies and procedures;

- qualification, training and supervision of medical and support persons;

- pricing of, billing for and coding of services and properly handling overpayments, debt collection practices and the submission of false statements or claims;

- the necessity, appropriateness and adequacy of medical care, equipment, personnel, operating policies and procedures; maintenance and preservation of medical records;

- financial arrangements between referral sources and our facilities;

- the protection of privacy, including patient and credit card information;

- screening, stabilization and transfer of individuals who have emergency medical conditions and provision of emergency services;

- antitrust;

- building codes;

- workplace health and safety;

- licensure and certification handling of medication;

- confidentiality, data breach, identity theft and maintenance and protection of health-related and other personal information and medical records; and

- environmental protection, health and safety.

If we fail to comply with applicable laws and regulations, we could subject ourselves to administrative, civil or criminal penalties, cease and desist orders, forfeiture of amounts owed and recoupment of amounts paid to us by governmental or commercial payors, loss of licenses necessary to operate and disqualification from Medicare, Medicaid and other government-sponsored health care programs.

Many of these laws and regulations have not been fully interpreted by regulatory authorities or the courts, and their provisions are sometimes open to a variety of interpretations. Different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or require us to make changes in our operations, facilities, equipment, personnel, services, capital expenditure programs or operating expenses to comply with the evolving rules. Any enforcement action against us, even if we successfully defend against it, could cause us to incur significant legal expenses and divert our management's attention from the operation of our business.

A number of initiatives have been proposed during the past several years to reform various aspects of the health care system in the U.S. In the future, different interpretations or enforcement of existing or new laws and regulations could subject our current practices to allegations of impropriety or illegality, or could require us to make changes in our facilities, equipment, personnel, services, capital expenditure programs and operating expenses. In addition, some of the governmental and regulatory bodies that regulate us are considering or may in the future consider enhanced or new regulatory requirements. These authorities may also seek to exercise their supervisory or enforcement authority in new or more robust ways. All of these possibilities, if they occurred, could detrimentally affect the way we conduct our business and manage our capital, either of which, in turn, could have a material adverse effect on our business, prospects, results of operations and financial condition.

We cannot predict the effect that health care reform and other changes in government programs may have on our business, financial condition or results of operations.

The Affordable Care Act has changed and continues to change how health care services are covered, delivered and reimbursed through, among other things, expanded coverage of uninsured individuals, reduced growth in Medicare program spending and the establishment and expansion of programs tying reimbursement to quality and clinical integration. The Affordable Care Act also reforms certain aspects of health insurance, quality of care and fraud and abuse enforcement.

The Affordable Care Act continues to be the subject of legal and legislative challenges. Depending on how the Affordable Care Act continues to be interpreted, implemented or changed, it could have a material adverse effect on our business, prospects, results of operations and financial condition.

If regulations change, we may be obligated to purchase some or all of the ownership of our physician partners or renegotiate some of our partnership and operating agreements with our physician partners and management agreements with surgical facilities.

Upon the occurrence of various fundamental regulatory changes or changes in the interpretation of existing regulations, we may be obligated to purchase all of the ownership of the physician investors in most of the partnerships or limited liability companies that own and operate our surgical facilities and/or hospitals. The physician investors in some of our surgical facilities and hospitals can require us to purchase their interests in exchange for cash or shares of our common stock if these regulatory changes occur. In addition, some of our partnership agreements with our physician partners and management agreements with surgical facilities and hospitals require us to attempt to renegotiate the agreements upon the occurrence of various fundamental regulatory changes or changes in the interpretation of existing regulations and provide for termination of the agreements if renegotiations are not successful.

We do not control whether or when regulatory events might occur. In the event we are required to purchase all of the physicians' ownership, our existing capital resources would not be sufficient for us to meet this obligation. These obligations and the possible termination of our partnership and management agreements would have a material adverse effect on our financial condition and results of operations.

Our surgical facilities do not satisfy the requirements for any of the safe harbors under the federal Anti-Kickback Statute. If a federal or state agency asserts a different position or enacts new laws in this regard, we could be subject to criminal and civil penalties, loss of licenses and exclusion from governmental programs, which may result in a substantial loss of revenue.

The Anti-Kickback Statute prohibits the offer, payment, solicitation or receipt of any form of remuneration in return for referrals for items or services payable by Medicare, Medicaid, or any other federally funded health care program. Our exclusion from participation in all federally funded health care programs as a result of a violation of the Anti-Kickback Statute would have a material adverse effect on our business, prospects, results of operations and financial condition. In addition, many of the states in which we operate have also adopted laws, similar to the Anti-Kickback Statute, that prohibit payments to physicians in exchange for referrals, some of which apply regardless of the source of payment for care. These state laws typically impose criminal and civil penalties, including the loss of a license to do business in the state.

The "Investment Interest" safe harbor and the "Personal Services and Management Contracts" safe harbor apply to business arrangements similar to those used in connection with our surgical facilities. However, the structure of the partnerships and limited liability companies operating our surgery centers and surgical hospitals, as well as our various business arrangements involving physician group practices, do not satisfy all of the requirements of either safe harbor. We have entered into management agreements to manage the majority of our surgical facilities. Most of these agreements call for our subsidiary to be paid a percentage-based management fee. Because our management fees are generally based on a percentage of revenue, our management agreements do not typically meet the Personal Services and Management Contracts safe harbor. We cannot assure you that the OIG would find our compliance programs to be adequate or that our management agreements would be found to comply with the Anti-Kickback Statute.

The surgery center safe harbor protects four types of investment arrangements: surgeon owned surgery centers; single specialty surgery centers; multi-specialty surgery centers; and hospital/physician surgery centers. In addition to the physician investor, the categories permit an "unrelated" investor, who is a person or entity that is not in a position to provide items or services related to the surgery center or its investors. Our business arrangements with our surgical facilities typically consist of one of our subsidiaries being an investor in each partnership or limited liability company that owns the facility, in addition to providing management and other services to the facility. Therefore, our business arrangements with our surgery centers, surgical hospitals and physician groups do not qualify for the expanded safe harbor protection from government review or prosecution under the Anti-Kickback Statute. Nevertheless, we believe that we are in compliance with the requirements of the Anti-Kickback Statute.

If we fail to comply with physician self-referral laws as they are currently interpreted or may be interpreted in the future, or if other legislative restrictions are issued, we could incur substantial monetary penalties and a significant loss of revenue.

We attempt to structure our relationship with physicians who refer to our hospitals to meet an exception to the Stark Law where required, but the regulations implementing the exceptions are detailed and complex, and we cannot guarantee that every relationship complies fully with the Stark Law. We also believe that certain services provided by our managed physician network are covered by the Stark Law, but referrals for those services are exempt from the Stark Law under its "in-office ancillary services exception," among others.

Violations of these self-referral laws may result in substantial civil or criminal penalties, including treble damages for amounts improperly claimed, civil monetary penalties of up to $15,000 per prohibited service billed, up to $100,000 per prohibited circumvention scheme and exclusion from participation in the Medicare and Medicaid and other federal and state health care programs. Violations of the Stark Law will also create liability under the federal False Claims Act. Exclusion of our ASCs or hospitals from these programs through judicial or agency interpretation of existing laws or additional legislative restrictions on physician ownership or investments in health care entities could result in a significant loss of reimbursement revenue. We cannot provide assurances that CMS will not undertake other rulemaking to address additional revisions to or interpretations of the Stark Law regulations. If future rules modify the provisions of the Stark Law regulations that are applicable to our business, our revenue and profitability could be materially adversely affected and could require us to modify our relationships with our physician and health care system partners.

Federal law restricts the ability of our surgical hospitals to expand capacity.

The Affordable Care Act dramatically curtailed the Whole Hospital Exception and prohibits physician ownership in hospitals that did not have a Medicare provider agreement by December 31, 2010. As a result, the law effectively prevents the formation of new physician-owned hospitals that participate in Medicare and Medicaid after December 31, 2010. Each of our surgical hospitals had a Medicare provider agreement in place prior to December 31, 2010 and is therefore able to continue operating with the ownership structure that was in place prior to December 30, 2010. However, the Affordable Care Act prohibits "grandfathered" hospitals from increasing their percentage of physician ownership, and it limits to a certain extent their ability to grow, because it prohibits such hospitals from increasing the aggregate number of inpatient beds, operating rooms and procedure rooms.

Companies within the health care industry, including us, continue to be the subject of federal and state audits and investigations, including actions for false and other improper claims.

Federal and state government agencies, as well as commercial payors, have increased their auditing and administrative, civil and criminal enforcement efforts as part of numerous ongoing investigations of health care organizations. These audits and investigations relate to a wide variety of topics, including the following: cost reporting and billing practices; quality of care; financial reporting; financial relationships with referral sources; and medical necessity of services provided. In addition, the OIG and the DOJ have, from time to time, undertaken national enforcement initiatives that focus on specific billing practices or other suspected areas of abuse.

The federal government may impose criminal, civil and administrative penalties on any person or entity that files a false claim for payment from the Medicare or Medicaid programs and other federal and state health care programs. Claims filed with private insurers can also lead to criminal and civil penalties, including, but not limited to, penalties relating to violations of federal mail and wire fraud statutes, as well as penalties under the anti-fraud provisions of HIPAA. In addition, a violation of the Stark Law or the Anti-Kickback Statute can result in liability under the federal False Claims Act (the "FCA"), which, among other things, prohibits a person from knowingly presenting, or causing to be presented, a false or fraudulent claim to the federal government. The statute defines "knowingly" to include not only actual knowledge of a claim's falsity, but also reckless disregard for or intentional ignorance of the truth or falsity of a claim. Violators of the FCA are subject to severe financial penalties, including treble damages and per claim penalties in excess of $10,000. Because our facilities perform hundreds or thousands of similar procedures each year for which they are paid by Medicare, and since the statute of limitations for such claims extends for six years under normal circumstances (and possibly as long as ten years in the event of failure to discover material facts), a repetitive billing error or cost reporting error could result in significant, material repayments and civil or criminal penalties.

Moreover, individuals are increasingly using the "qui tam" or whistleblower provisions of the FCA, which permit private parties to bring actions on behalf of the federal government. If the government intervenes and prevails in the action, the defendant may be required to pay three times the actual damages sustained by the government, plus mandatory civil monetary penalties for each false claim submitted to the government. These private parties, often referred to as relators, are entitled to share in any amounts recovered by the government through trial or settlement.

An allegation or determination that we have violated the law could have a material adverse effect on our business, prospects, results of operations and financial condition.

In addition, a person who offers or transfers to a Medicare or Medicaid beneficiary any remuneration, including waivers of co-payments and deductible amounts (or any part thereof), that the person knows or should know is likely to influence the beneficiary's selection of a particular provider, practitioner or supplier of Medicare or Medicaid payable items or services may be liable for civil monetary penalties of up to $20,000 for each wrongful act. Although this prohibition applies only to federal health care program beneficiaries, the routine waivers of copayments and deductibles offered to patients covered by commercial payors may implicate applicable state laws related to, among other things, unlawful schemes to defraud, excessive fees for services, tortious interference with patient contracts and statutory or common law fraud. To the extent our patient assistance programs or other discount policies are found to be inconsistent with applicable laws, we may be required to restructure or discontinue such programs, or be subject to other significant penalties.

All payors are increasingly conducting post-payment audits. For example, CMS has implemented the RAC program, involving Medicare claims audits nationwide, and employs MICs to perform post-payment audits of Medicaid claims and identify overpayments. In addition to RACs and MICs, the state Medicaid agencies and other contractors have increased their review activities. We are regularly subject to these external audits and we also perform both internal and third-party audits and monitoring.

Although all other repayments requested to date as a result of RAC, MIC and ZPIC audits have not been material to our Company, we are unable to quantify the suspended payments and aggregate financial impact of these audits on our facilities given the pending appeals and uncertainty about the extent of future audits and whether the underlying conduct could be considered systemic. As such, the resolution of these audits could have a material adverse effect on our business, prospects, results of operations and financial condition.

We may become involved in litigation which could negatively impact the value of our business.

From time-to-time we are involved in lawsuits, claims, audits and investigations, including those arising out of services provided, personal injury claims, professional liability claims, billing and marketing practices, employment disputes and contractual claims. We may become subject to future lawsuits, claims, audits and investigations that could result in substantial costs and divert our attention and resources and adversely affect our business condition. In addition, since our current growth strategy includes acquisitions, among other things, we may become exposed to legal claims for the activities of an acquired business prior to our acquisition of such business. These lawsuits, claims, audits or investigations, regardless of their merit or outcome, may also adversely affect our reputation and ability to expand our business.

In addition, from time to time we have received, and expect to continue to receive, correspondence from former employees terminated by us who threaten to bring claims against us alleging that we have violated one or more labor and employment regulations. In certain instances former employees have brought claims against us and we expect that we will encounter similar actions against us in the future. An adverse outcome in any such litigation could require us to pay contractual damages, compensatory damages, punitive damages, attorneys' fees and costs.

If we become subject to large malpractice or other legal claims, we could be required to pay significant damages, which may not be covered by insurance.

In recent years, physicians, hospitals and other health care providers have become subject to an increasing number of legal actions alleging malpractice, product liability or related legal theories. Many of these actions involve large monetary claims and significant defense costs. We also owe certain defense and indemnity obligations to our officers and directors.

Our insurance coverage may not cover all claims against us, or insurance coverage may not continue to be available at a cost allowing us to maintain adequate levels of insurance. If one or more successful claims against us were not covered by or exceeded the coverage of our insurance, our financial condition and results of operations could be adversely affected. Our business, profitability and growth prospects could suffer if we face negative publicity or we pay damages or defense costs in connection with a claim that is outside the scope or limits of coverage of any applicable insurance coverage, including claims related to adverse patient events, contractual disputes, professional and general liability, and directors' and officers' duties.

In addition, market rates for insurance premiums and deductibles have been steadily increasing. Our earnings and cash flows could be materially and adversely affected by any of the following:

- the collapse or insolvency of our insurance carriers;

- further increases in premiums and deductibles;

- increases in the number of liability claims against us or the cost of settling or trying cases related to those claims; or

- an inability to obtain one or more types of insurance on acceptable terms, if at all.

Failure to comply with Medicare's conditions for coverage and conditions of participation may result in loss of program payment or other governmental sanctions.

To participate in and receive payment from the Medicare program, our facilities must comply with regulations promulgated by CMS. These regulations, known as "conditions for coverage" for ASCs and "conditions of participation" for hospitals, set forth specific requirements with respect to, among other things, the facility's physical plant, equipment, personnel and standards of medical care. All of our surgery centers and surgical hospitals are certified to participate in the Medicare program. As such, these facilities are subject to on-site, unannounced surveys by state survey agencies working on behalf of CMS, which may lead to deficiency citations requiring remedy with appropriate action plans. Failure to comply with Medicare's conditions for coverage or conditions of participation may result in loss of payment or other governmental sanctions, including termination from participation in the Medicare program. We have established ongoing quality assurance activities to monitor our facilities' compliance with these conditions and respond to surveys, but we cannot be sure that our facilities are or will always remain in full compliance with the requirements. In addition, pending a determination regarding our compliance with these conditions, payment to us may be suspended and we may be required to devote significant time, effort and expense to demonstrate satisfactory compliance.

Our facilities could face decreased Medicare payments if they fail to report and meet various quality metrics.

The Medicare program presently requires hospitals and ASCs to report performance data on a variety of quality metrics. Facilities that fail to report are penalized with reduced Medicare payments. Additionally, payments to hospitals are adjusted based on the hospital's performance on these quality measures. A substantial portion of hospital payment is at risk depending on its individual performance relative to benchmarks and other hospitals' performance. There is a substantial risk that our Medicare payments could be reduced if our hospitals fail to perform adequately on these measures. Additionally, there is a risk that Medicare payments could be reduced if our facilities (hospitals and ASCs) fail to adequately report data as required by CMS. ASC payments are not yet adjusted based on performance against quality measures, but there is a substantial risk that Congress may soon link ASC Medicare payments to actual performance, in addition to reporting.

If the public performance data becomes a primary factor in determining where patients choose to receive care, and if competing hospitals and ASCs have better results than our facilities on those measures, our patient volumes could decline.

State efforts to regulate the construction, acquisition or expansion of health care facilities could prevent us from acquiring additional surgical facilities, renovating our existing facilities or expanding the breadth of services we offer.

Some states are increasingly scrutinizing healthcare mergers, acquisitions, joint ventures, and other strategic transactions. Several states have recently enacted or are contemplating statutes that broadly focus on assessing and regulating the transactional impacts on healthcare quality, cost, equity, and accessibility. This trend of increased scrutiny and expanded regulatory oversight of healthcare transactions is anticipated to persist, typically requiring regulatory approval. Additionally, some states require prior approval for the construction, acquisition or expansion of health care facilities or expansion of the services the facilities offer. In giving approval, these states consider the need for additional or expanded health care facilities or services, as well as the financial resources and operational experience of the potential new owners of existing health care facilities. In many of the states in which we currently operate, certificates of need must be obtained for capital expenditures exceeding a prescribed amount, changes in capacity or services offered and various other matters. The remaining states in which we now or may in the future operate may adopt similar legislation. Our costs of obtaining a certificate of need could be significant, and we cannot assure you that we will be able to obtain the certificates of need or other required approvals for additional or expanded surgical facilities or services in the future. In addition, at the time we acquire a surgical facility, we may agree to replace or expand the acquired facility. If we are unable to obtain required approvals, we may not be able to acquire additional surgical facilities, expand health care services we provide at these facilities or replace or expand acquired facilities.

If antitrust enforcement authorities conclude that our market share in any particular market is too concentrated, that our or our health system partners' commercial payor contract negotiating practices are illegal, or that we other violate antitrust laws, we could be subject to enforcement actions that could have a material adverse effect on our business, prospects, results of operations and financial condition.

The federal government and most states have enacted antitrust laws that prohibit certain types of conduct deemed to be anti-competitive. These laws prohibit price fixing, concerted refusal to deal, market monopolization, price discrimination, tying arrangements, acquisitions of competitors and other practices that have, or may have, an adverse effect on competition. Violations of federal or state antitrust laws can result in various sanctions, including criminal and civil penalties. Antitrust enforcement in the health care industry is currently a priority of the FTC. We believe we are in compliance with federal and state antitrust laws, but courts or regulatory authorities may reach a determination in the future that could have a material adverse effect on our business, prospects, results of operations and financial condition.

<p align="center">**Governance Risks**</p>

Our largest stockholder has significant influence over us, including influence over decisions that require the approval of stockholders, which could limit our stockholders' ability to influence the outcome of key transactions, including a change of control.

As of December 31, 2024, affiliates of Bain Capital owned approximately 39.3% of our outstanding common stock. Although we are no longer a "controlled company" within the meaning of the corporate governance standards of Nasdaq, affiliates of Bain Capital continue to be able to significantly influence our decisions.

Provisions in our charter documents and Delaware law may deter takeover efforts that could be beneficial to stockholder value.

Our certificate of incorporation and by-laws and Delaware law contain provisions that could make it harder for a third party to acquire us, even if doing so might be beneficial to our stockholders. The provisions in our organizational documents include a classified board of directors and limitations on actions by our stockholders. In addition, our board of directors has the right to issue preferred stock without stockholder approval that could be used to dilute a potential hostile acquiror. Our certificate of incorporation also imposes some restrictions on mergers and other business combinations between us and any holder of 15.0% or more of our outstanding common stock other than affiliates of Bain Capital. As a result of these features, our stockholders may lose their ability to sell their stock for a price in excess of the prevailing market price, and efforts by stockholders to change the direction or management of the Company may be unsuccessful.

Our amended and restated certificate of incorporation designates courts in the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation (the "Certificate of Incorporation") provides that, subject to certain exceptions and to the fullest extent permitted by applicable law, the Court of Chancery of the State of Delaware (the "Court of Chancery") will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware, our Certificate of Incorporation or our amended and restated bylaws or (iv) any other action asserting a claim against us that is governed by the internal affairs doctrine (each, a "Covered Proceeding"). In addition, the Certificate of Incorporation states that this exclusive forum provision does not apply to actions in which the Court of Chancery concludes that an indispensable party is not subject to the jurisdiction of the Delaware courts and can be subject to the jurisdiction of another court within the U.S. Our Certificate of Incorporation also provides that if any action, the subject matter of which is a Covered Proceeding, is filed in a court other than the specified Delaware courts without the approval of our board of directors (each, a "Foreign Action"), the claiming party will be deemed to have consented to (i) the personal jurisdiction of the specified Delaware courts in connection with any action brought in any such courts to enforce the exclusive forum provision described above and (ii) having service of process made upon such claiming party in any such enforcement action by service upon such claiming party's counsel in the Foreign Action as agent for such claiming party. It is our current view that in some circumstances, such as in respect of actions arising under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Court of Chancery may decline to exercise jurisdiction over such actions. Under such circumstances, our Certificate of Incorporation holds that such actions may properly be filed in a court other than the Court of Chancery. Any person or entity purchasing or otherwise acquiring any interest in shares of our stock shall be deemed to have notice of and to have consented to these provisions in our Certificate of Incorporation. These provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and employees.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

The following sets forth information regarding our cybersecurity strategy, risk management program and approach to governance as it relates to cybersecurity risks. For additional information on the impact of cybersecurity risks on our business, please refer to Part I, Item 1A. Risk Factors, of this Form 10-K under the heading "Cybersecurity and Data Risks."

Cybersecurity Risk Management and Strategy

Management has responsibility for developing and coordinating the Company's cybersecurity policy and strategy, and for managing the prevention, detection, mitigation and remediation of cybersecurity incidents. We utilize various risk assessment tools and technologies to identify potential cyber and information security threats and risks as well as engage with various third parties to assist in program development, risk evaluation and testing. Our cybersecurity program is predicated on the National Institute of Standards and Technology Cybersecurity Framework (NIST CSF). At minimum, on an annual basis we measure ourselves against this framework and use the NIST CSF as a guide to help us identify, assess, and manage cybersecurity risks relevant to our strategic execution. We have also implemented a third-party risk assessment process for certain service providers, suppliers, and vendors, which is conducted during the procurement cycle. Critical vendors are assessed on an annual basis. In addition, all team members are required to participate in ongoing training and awareness programs that include periodic assessments to drive adoption and awareness of cybersecurity processes and controls.

We promote a company-wide culture of cybersecurity risk management intended to protect the confidentiality, integrity, and availability of our critical systems and the information contained therein. As part of our cybersecurity risk management strategy, our corporate information technology team collaborates cross-functionally with key business leaders within privacy, compliance, finance and operations, among others, to identify, assess, and manage cybersecurity risks relevant to our business. On a quarterly basis, led by the Chief Information Security Officer (CISO) and Privacy Officer, the cybersecurity and privacy governance committee meets, which comprises of our executive and regional leadership teams. This governance committee assists in discussing existing or emerging threats, prioritizing roadmap items and/or budgetary considerations for project work.

No risks from cybersecurity threats or previous cybersecurity incidents have materially affected, or are reasonably likely to materially affect, our business strategy, financial condition or results of operations. However, there can be no assurance that the controls and procedures in place to monitor and mitigate the risks of cyber threats will be successful or sufficient to avoid material losses or consequences in the future. Additionally, while we have insurance coverage in place that is designed to address certain aspects of cyber risks, such insurance coverage may be insufficient to cover all insured losses or all types of claims that may arise.

Cybersecurity Governance

Management is responsible for the day-to-day handling of risks facing our Company. Our Board of Directors as a whole and through its committees, oversees risk management, including cybersecurity risks. The Board has delegated risk management responsibilities with respects to cybersecurity to our Audit Committee. Specifically, the Audit Committee periodically reviews our cybersecurity policies, data security programs and plans that management has established to monitor compliance and assess preparedness. Our cybersecurity team is led by our CISO, who has over 20 years of experience in the cybersecurity space and is a Certified Information Security Manager (CISM). On an annual basis, at a minimum, our CISO or Chief Information Officer (CIO) present necessary updates on our cybersecurity risks and any material cybersecurity incidents. These updates include the following: (i) current cybersecurity threats, (ii) an overview of third-party risks, (iii) our cybersecurity roadmap, (iv) the maturity of our cybersecurity programs and/or (v) ongoing regulatory compliance.

Item 2. Properties

Our corporate headquarters is located in Brentwood, Tennessee, where we currently lease approximately 29,670 square feet of office space pursuant to an agreement with an initial term expiring December 31, 2027. Our surgical facilities typically are located on real estate leased by the partnership or limited liability company that operates the facility. Of our 161 surgical facilities, 157 utilize leased real property. These leases generally have initial terms of 10 years, but range from 2 to 15 years. Most of the leases contain options to extend the lease period for up to 10 additional years. We generally guarantee the lease obligations of the partnerships and LLCs that own our surgical facilities. We expect to be able to renew or replace a substantial majority of these leases on substantially similar terms as they come due. Most of our ASCs range in size from 8,000 to 12,000 square feet and are specifically tailored to meet the needs of physician-partners and their specialties. We believe these spaces are sufficient and adequate for our needs at this time.

Item 3. Legal Proceedings

We are, from time to time, subject to claims and suits, or threats of claims or suits, relating to our business, including claims for damages for personal injuries, breach of management contracts and employment-related claims. In certain of these actions, plaintiffs request payment for damages, including punitive damages, which may not be covered by insurance or may otherwise have a material adverse effect on our business or results of operations. In the opinion of management, we are not currently a party to any proceedings that would have a material adverse effect on our business, financial condition or results of operations.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information for Common Stock

Our common stock trades under the symbol "SGRY" on the Nasdaq Global Select Market.

Stockholders

As of February 24, 2025, there were 193 holders of record of our common stock. The actual number of common stockholders is greater than the number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers and other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividends

We have never declared or paid a cash dividend on our common stock, and we have no current plans to declare or pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends in the future will be made at the discretion of our Board of Directors and will depend on, among other things, our results of operations, financial condition, cash requirements, contractual restrictions and other factors that our Board of Directors may deem relevant. In addition, our ability to pay dividends may be limited by covenants of our or our subsidiaries' existing or future indebtedness, including our existing credit facility. Additionally, because we are a holding company, we would depend on distributions from our subsidiaries to fund any potential dividends.

Stock Performance Graph

The following graph compares the cumulative total stockholder return on our common stock with the cumulative total returns of the Nasdaq Composite Index and the Dow Jones U.S. Health Care Providers Index. The graph begins on December 31, 2019, and the comparison assumes $100 was invested in our common stock and in each of the indices on such date and assumes the reinvestment of dividends, if any.



	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023	12/31/2024
Surgery Partners, Inc.	$ 100.00	$ 185.31	$ 341.17	$ 177.96	$ 204.34	$ 135.23
Nasdaq Composite Index	$ 100.00	$ 143.64	$ 174.36	$ 116.65	$ 167.30	$ 215.22
Dow Jones U.S. Health Care Providers Index	$ 100.00	$ 111.94	$ 146.13	$ 147.85	$ 142.09	$ 127.80

This graph is furnished and not filed with the SEC, is not soliciting material under the Exchange Act and shall not be incorporated by reference into any such filings, irrespective of any general incorporation contained in such filing. The stock performance shown on the graph represents historical stock performance and is not necessarily indicative of future stock price performance.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

On December 15, 2017, our Board of Directors authorized a share repurchase program of up to $50.0 million of our issued and outstanding common stock from time to time. The authorization does not have a specified expiration date, and the share repurchase program may be suspended, recommenced or discontinued at any time or from time to time without prior notice. The Company did not repurchase any shares of common stock during the three months ended December 31, 2024. At December 31, 2024, the Company continued to have authority to repurchase up to $46.0 million of shares of common stock under the share repurchase program. The authorization does not obligate us to repurchase any shares, and we do not intend to make further repurchases under this program.

Item 6. *[Reserved]*

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding certain of the risks and uncertainties that affect our business and the industry in which we operate, please see Item 1A. "Risk Factors" and Item 9A. "Controls and Procedures" found elsewhere in this Annual Report. Unless the context otherwise indicates, the terms "Surgery Partners," "we," "us," "our" or the "Company," as used herein, refer to Surgery Partners, Inc. and its subsidiaries. Unless the context implies otherwise, the term "affiliates" means direct and indirect subsidiaries of Surgery Partners, Inc. and partnerships and joint ventures in which such subsidiaries are partners. The terms "facilities" or "hospitals" refer to entities owned and operated by affiliates of Surgery Partners, Inc. and the term "employees" refers to employees of affiliates of Surgery Partners, Inc.

Executive Overview

As of December 31, 2024, we owned or operated, primarily in partnership with physicians, a portfolio of 161 surgical facilities comprised of 142 ASCs and 19 surgical hospitals across 31 states. We owned a majority interest in 83 of the surgical facilities and consolidated 118 of these facilities for financial reporting purposes.

Total revenues for 2024 increased 13.5% to $3.1 billion from $2.7 billion in 2023. The increase in revenues was attributable to same-facility revenue growth and acquisitions completed in 2024. Days adjusted same-facility revenues for 2024 increased 8.0% from 2023, with a 4.0% increase in revenue per case and a 3.9% increase in same-facility cases. Additionally, for 2024, Adjusted EBITDA increased 16.0% to $508.2 million compared to $438.1 million for 2023. The increase in Adjusted EBITDA was primarily attributable to revenue growth, continued cost management initiatives and acquisitions completed in 2024 and 2023. For 2024, net loss attributable to Surgery Partners, Inc. was $168.1 million compared to $11.9 million for 2023. A reconciliation of non-GAAP financial measures appears below under the heading "Certain Non-GAAP Measures."

We continue to focus on improving our same-facility performance, selectively acquiring established facilities, developing new facilities and pursuing other portfolio management initiatives. During 2024, we acquired a controlling interest in eight surgical facilities and several physician practices for aggregate cash consideration of $378.8 million, net of cash acquired, and non-cash consideration of $1.1 million.

We had cash and cash equivalents of $269.5 million and $501.5 million of borrowing capacity under the Revolver as of December 31, 2024.

Revenues

Our revenues consist of patient service revenues and other service revenues. Patient service revenues consist of revenue from our Surgical Facilities reportable segment. Specifically, patient service revenues include fees for surgical or diagnostic procedures performed at surgical facilities that we consolidate for financial reporting purposes, as well as for patient visits to our physician practices, anesthesia services, pharmacy services and diagnostic screens ordered by our physicians. Other service revenues include management and administrative service fees derived from our non-consolidated facilities that we account for under the equity method, management of surgical facilities and physician practices in which we do not own an interest, management services we provide to physician practices for which we are not required to provide capital or additional assets and other non-patient services.

The following table summarizes revenues by service type as a percentage of total revenues:

	Year Ended December 31,		
	2024	**2023**	**2022**
Patient service revenues:			
Patient service revenues	98.1 %	98.4 %	98.5 %
Other service revenues	1.9 %	1.6 %	1.5 %
Total revenues	100.0 %	100.0 %	100.0 %

Payor Mix

The following table sets forth by type of payor the percentage of our patient service revenues generated at the surgical facilities that we consolidate for financial reporting purposes:

	Year Ended December 31,		
	2024	**2023**	**2022**
Private insurance payors	53.5 %	52.5 %	51.5 %
Government payors	41.1 %	41.8 %	42.3 %
Self-pay payors	2.7 %	2.5 %	2.6 %
Other payors [1]	2.7 %	3.2 %	3.6 %
Total	100.0 %	100.0 %	100.0 %

(1) Comprised of automobile liability, letters of protection and other payor types.

Surgical Case Mix

We primarily operate multi-specialty surgical facilities where physicians perform a variety of procedures in various specialties. We believe this diversification helps to protect us from adverse pricing and utilization trends in any individual procedure type and results in greater consistency in our case volume.

The following table sets forth the percentage of cases in each specialty performed at the surgical facilities that we consolidate for financial reporting purposes for the periods indicated:

	Year Ended December 31,		
	2024	**2023**	**2022**
Orthopedics and pain management	40.2 %	36.1 %	36.4 %
Ophthalmology	23.3 %	24.4 %	24.3 %
Gastrointestinal	22.6 %	23.7 %	22.9 %
General surgery	2.3 %	2.6 %	3.0 %
Other	11.6 %	13.2 %	13.4 %
Total	100.0 %	100.0 %	100.0 %

Segment Information

Our business is comprised of one reportable segment, Surgical Facilities. For more information about the components of the reportable segment, please see Part I, Item 1. "Business-Operations" included elsewhere in this Annual Report. The "All other" line item below primarily consists of amounts attributable to the Company's corporate general and administrative functions.

The following tables present financial information for the reportable segment (in millions):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Revenues:						
Surgical Facilities	$	3,114.3	$	2,743.3	$	2,539.3
Total revenues	$	3,114.3	$	2,743.3	$	2,539.3
Adjusted EBITDA:						
Surgical Facilities	$	610.0	$	534.3	$	461.9
All Other		(101.8)		(96.2)		(81.7)
Total Adjusted EBITDA [(1)]	$	508.2	$	438.1	$	380.2
Depreciation and amortization:						
Surgical Facilities	$	138.9	$	110.8	$	105.4
All other		13.7		7.3		9.4
Total depreciation and amortization expense	$	152.6	$	118.1	$	114.8
Supplemental Information:						
Cash purchases of property and equipment, net:						
Surgical Facilities	$	86.6	$	88.7	$	75.4
All Other		3.8		0.1		5.2
Total cash purchases of property and equipment, net	$	90.4	$	88.8	$	80.6

(1) For a reconciliation of Adjusted EBITDA to income before income taxes as reflected in the audited consolidated statements of operations see "Certain Non-GAAP Measures" below.

	December 31,			
	2024		**2023**	
Assets:				
Surgical Facilities	$	7,466.3	$	6,383.7
All Other		423.7		493.0
Total assets	$	7,890.0	$	6,876.7

Critical Accounting Policies

In preparing our consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles ("GAAP"), we must use estimates and assumptions that affect the reported amounts of assets and liabilities and related disclosures and the reported amounts of revenue and expenses. In general, our estimates are based on historical experience and various other assumptions we believe are reasonable under the circumstances. We evaluate our estimates on an ongoing basis and make changes to the estimates and related disclosures as experience develops or new information becomes known. Actual results could differ from those estimates.

We consider our critical accounting policies to be those that involve significant judgments and uncertainties, and may potentially result in materially different results under different assumptions and conditions.

Revenue Recognition

Our patient service revenues are derived primarily from surgical procedures performed at our surgical facilities, patient visits to physician practices, anesthesia services provided to patients, pharmacy services and diagnostic screens ordered by our physicians. The fees for such services are billed either to the patient or a third-party payor, including Medicare and Medicaid. We recognize patient service revenues, net of contractual allowances and implicit price concessions, which we estimate based on existing contracts or the historical trend of our cash collections and contractual write-offs. Contractual allowances are recorded at the time of payment and the time of billing for surgical hospitals and ASCs, respectively.

Other service revenues consist of management and administrative service fees derived from non-consolidated surgical facilities that we account for under the equity method, management of surgical facilities in which we do not own an interest and management services we provide to physician networks for which we are not required to provide capital or additional assets. The fees we derive from these management arrangements are based on a predetermined percentage of the revenues of each surgical facility and physician network. We recognize other service revenues in the period in which services are rendered.

There were no material impacts on our financial condition or results of operations due to changes in assumptions or conditions related to revenue recognition during the years ended December 31, 2024, 2023 and 2022.

Accounts Receivable

Our patient service revenues and other receivables from third-party payors are recorded net of contractual allowances and implicit price concessions, which are estimated based on established fee schedules, relationships with payors, procedure statistics and other objective information including the historical trend of cash collections and contractual write-offs. Contractual allowances are recorded at the time of payment and the time of billing for surgical hospitals and ambulatory surgical centers, respectively. While changes in estimated reimbursement from third-party payors remain a possibility, we expect that any such changes would be minimal and, therefore, would not have a material effect on our financial condition or results of operations.

Our collection policies and procedures are based on the type of payor, size of claim and estimated collection percentage for each patient account. The operating systems used to manage our patient accounts provide for an aging schedule in 30-day increments, by payor, physician and patient. We analyze accounts receivable at each of our surgical facilities to ensure the proper collection and aged category. The operating systems generate reports that assist in the collection efforts by prioritizing patient accounts. Collection efforts include direct contact with insurance carriers or patients, written correspondence and the use of legal or collection agency assistance, as required. Our average days sales outstanding was 61 and 60 days for the years ended December 31, 2024 and 2023, respectively.

We recognize that final reimbursement of outstanding accounts receivable is subject to final approval by each third-party payor. However, because we have contracts with our third-party payors and we verify the insurance coverage of the patient before services are rendered, the amounts that are pending approval from third-party payors are minimal. Amounts are classified outside of self-pay if we have an agreement with the third-party payor or we have verified a patient's coverage prior to services rendered. It is our policy to collect co-payments and deductibles prior to providing services, where possible. It is also our policy to verify a patient's insurance 72 hours prior to the patient's procedure. Because our services are primarily non-emergency, our surgical facilities have the ability to control these procedures.

There were no material impacts on our financial condition or results of operations due to changes in assumptions or conditions related to accounts receivable during the years ended December 31, 2024, 2023 and 2022.

Income Taxes

We use the asset and liability method to account for income taxes. Under this method, deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. We assess the likelihood that deferred tax assets will be recovered from sources of future taxable income. To the extent we believe that recovery is not probable, a valuation allowance is established. To the extent we establish a valuation allowance or subsequently increase or decrease this allowance, we must include an adjustment as part of the income tax provision in our results of operations.

The first step in determining the deferred tax asset valuation allowance is identifying reporting jurisdictions where we have a history of tax and operating losses or are projected to have losses in future periods as a result of changes in operational performance. We then determine if a valuation allowance should be established against the deferred tax assets for that reporting jurisdiction. The second step is to determine the amount of the valuation allowance. We will generally establish a valuation allowance equal to the net deferred tax asset (deferred tax assets less deferred tax liabilities) related to the jurisdiction identified in step one of the analysis. In certain cases, we may not reduce the valuation allowance by the amount of the deferred tax liabilities depending on the nature and timing of future taxable income attributable to deferred tax liabilities.

We recorded a valuation allowance against our deferred tax assets at December 31, 2024 and 2023 totaling $284.7 million and $150.1 million, respectively. The valuation allowance has been established for certain deferred tax assets for which we believe it is more likely than not that the tax benefits will not be realized. Our income tax expense and/or other comprehensive income in future periods will be reduced or increased to the extent of offsetting decreases or increases, respectively, in our valuation allowance in the period when the change in circumstances occurs. These changes could have a significant impact on our future earnings.

The Company made income tax payments of $1.6 million, $1.4 million and $1.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. In each of these periods the income tax payments related to states in which the Company does not have a NOL to offset taxable income. During the years ended December 31, 2024, 2023 and 2022, the Company made no federal income tax payments due to utilization of its NOL carryforwards.

Section 382 of the Internal Revenue Code of 1986 ("Section 382"), as amended (the "Code") imposes an annual limit on the ability of a corporation that undergoes an "ownership change" to use its NOLs to reduce its tax liability. Approximately $404.0 million in NOL carryforwards are subject to annual Section 382 base limitations. At this time, we do not believe this limitation, when combined with amounts allowable due to net unrecognized built in gains, will affect our ability to use any NOLs before they expire.

In assessing tax contingencies, we apply the provisions of ASC 740, "Income Taxes". We apply the recognition threshold and measurement of a tax position taken or expected to be taken in a tax return and follow the guidance on various matters such as derecognition, interest, penalties and disclosure. We classify interest and penalties as a component of income tax expense. During each reporting period, we assess the facts and circumstances related to recorded tax contingencies, such as lapsing of applicable statutes of limitations, conclusion of tax audits, additional exposure based on current calculations, identification of new issues, release of administrative guidance, or rendering of a court decision affecting a particular tax issue. If tax contingencies are no longer deemed probable based upon new facts and circumstances, the contingency is reflected as a reduction of the provision for income taxes in the current period.

Impairment of Goodwill

Goodwill represents the excess of the fair value of the consideration conveyed in the acquisition over the fair value of net assets acquired. Goodwill is reviewed for impairment at the reporting unit level, which is defined as one level below an operating segment or at the operating segment level, on an annual basis or sooner if the indicators of impairment arise. Our judgments regarding the existence of impairment indicators are based on market conditions and operational performance of each reporting unit. During 2024, the Company had identified two reporting units, American Group and National Group.

The Company tests its goodwill for impairment at least annually, as of October 1, or more frequently if certain indicators arise. A detailed evaluation of potential impairment indicators was performed, which specifically considered recent increases in interest rates, inflation risk and market volatility. As of the October 1, 2024 valuation, the estimated fair values of the reporting units were substantially in excess of their carrying values.

Subsequent to the date of our annual impairment test, the Company considered its operating results for the fourth quarter of 2024, macroeconomic, industry and market conditions, and other market indicators including its market capitalization. Based on its evaluation of all such factors, the Company concluded that no event had occurred and no circumstances had changed that would more likely than not reduce the fair value of its reporting units below their carrying values.

In 2024, 2023 and 2022, there were no non-cash impairment charges.

See Note 4. "Goodwill and Intangible Assets" to the consolidated financial statements elsewhere in this Annual Report for additional disclosure related to goodwill.

Results of Operations

Comparison of Operating Results for the Year Ended December 31, 2024 to the Year Ended December 31, 2023

The following tables summarize certain results from the statements of operations for the periods indicated (in millions):

		Year Ended December 31,				
		2024		2023		2022
Revenues	$	3,114.3	$	2,743.3	$	2,539.3
Operating expenses:						
Cost of revenues		2,368.7		2,095.8		1,964.4
General and administrative expenses		138.7		120.9		102.2
Depreciation and amortization		152.6		118.1		114.8
Transaction and integration costs		100.1		61.7		47.5
Net loss on disposals, consolidations and deconsolidations		40.6		14.4		11.1
Equity in earnings of unconsolidated affiliates		(19.5)		(14.2)		(12.5)
Litigation settlements		(0.8)		10.6		(29.3)
Loss on debt extinguishment		5.1		15.5		14.9
Other income		(20.0)		(7.5)		(19.0)
		2,765.5		2,415.3		2,194.1
Operating income		348.8		328.0		345.2
Interest expense, net		(201.7)		(193.0)		(234.9)
Income before income taxes		147.1		135.0		110.3
Income tax (expense) benefit		(134.6)		0.3		(23.3)
Net income		12.5		135.3		87.0
Less: Net income attributable to non-controlling interests		(180.6)		(147.2)		(141.6)
Net loss attributable to Surgery Partners, Inc.	$	(168.1)	$	(11.9)	$	(54.6)

Revenues. The following table sets forth revenues (in millions):

		Year Ended December 31,		
		2024		2023
Patient service revenues	$	3,054.4	$	2,700.4
Other service revenues		59.9		42.9
Total revenues	$	3,114.3	$	2,743.3

Patient service revenues increased 13.1% to $3,054.4 million for the year ended December 31, 2024 compared to $2,700.4 million for the year ended December 31, 2023. The increase was primarily driven by an 8.0% increase in days adjusted same-facility revenues and the net impact from acquisitions and divestitures completed during the year ended December 31, 2024. The increase in days adjusted same-facility revenues was attributable to a 3.9% increase in same-facility case volumes and a 4.0% increase in same-facility revenue per case.

Cost of Revenues. Cost of revenues was $2,368.7 million for the year ended December 31, 2024 compared to $2,095.8 million for the year ended December 31, 2023. The increase was primarily driven by increased performance of high acuity procedures and acquisitions completed during the year ended December 31, 2024. As a percentage of revenues, cost of revenues was 76.1% and 76.4% for the years ended December 31, 2024 and 2023, respectively.

General and Administrative Expenses. General and administrative expenses were $138.7 million and $120.9 million for the years ended December 31, 2024 and 2023, respectively. As a percentage of revenues, general and administrative expenses were 4.5% and 4.4% for the years ended December 31, 2024 and 2023, respectively.

Depreciation and Amortization. Depreciation and amortization expenses were $152.6 million and $118.1 million for the years ended December 31, 2024 and 2023, respectively. This increase was primarily due to accelerate depreciation recorded on certain long-lived assets as a result of the Company's portfolio management activities. As a percentage of revenues, depreciation and amortization expenses were 4.9% and 4.3% for the years ended December 31, 2024 and 2023, respectively.

Transaction and Integration Costs. We incurred $100.1 million of transaction and integration costs for the year ended December 31, 2024 compared to $61.7 million for the year ended December 31, 2023. The costs for both periods primarily related to ongoing development initiatives and the integration of acquisitions.

Net Loss on Disposals, Consolidations and Deconsolidations. The net loss on disposals, consolidations and deconsolidations for the years ended December 31, 2024 and 2023 includes activity discussed in Note 2. "Acquisitions, Disposals and Deconsolidations" of the accompanying notes to the consolidated financial statements. The remaining net loss in both periods was primarily attributable to sales and disposals of other assets.

Interest Expense, Net. Interest expense, net was $201.7 million for the year ended December 31, 2024 compared to $193.0 million for the year ended December 31, 2023. As a percentage of revenues, interest expense, net was 6.5% and 7.0% for the years ended December 31, 2024 and 2023, respectively.

Income Tax (Expense) Benefit. Income tax expense was $134.6 million for the year ended December 31, 2024 compared to income tax benefit of $0.3 million for the year ended December 31, 2023. The increase in income tax (expense) benefit was primarily driven by an increase in the valuation allowance as a result of the Company being in a cumulative three-year pre-tax loss position at December 31, 2024.

The effective tax rate was 91.5% and (0.2)% for the years ended December 31, 2024 and 2023, respectively. See Note 9. "Income Taxes" for additional information related to the Company's effective tax rates for the years ended December 31, 2024 and December 31, 2023, including why these rates differed from the U.S. federal statutory rate of 21%.

Net Income Attributable to Non-Controlling Interests. As a percentage of revenues, net income attributable to non-controlling interests was 5.8% and 5.4% for the years ended December 31, 2024 and 2023, respectively.

Comparison of Operating Results for the Year Ended December 31, 2023 to the Year Ended December 31, 2022

Our discussion regarding the comparison of the year ended December 31, 2023 compared to the year ended December 31, 2022 was previously disclosed beginning on page 42 in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed on February 26, 2024, under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Results of Operations - *Year Ended December 31, 2023 Compared to Year Ended December 31, 2022*" and is hereby incorporated herein by reference.

Liquidity and Capital Resources

Cash and cash equivalents were $269.5 million at December 31, 2024 compared to $195.9 million at December 31, 2023.

The primary source of our operating cash flows is the collection of accounts receivable from private insurance companies, federal and state agencies (under the Medicare and Medicaid programs) and individuals. Our cash flows provided by operating activities was $300.1 million for the year ended December 31, 2024 compared to $293.8 million for the year ended December 31, 2023. The $6.3 million increase was primarily driven by operational growth, partially offset by increased spend on acquisition and integration related costs and the timing of routine working capital.

Net cash used in investing activities for the year ended December 31, 2024 was $488.5 million compared to $225.6 million for the year ended December 31, 2023. The $262.9 million increase was primarily driven by an aggregate net increase of $250.2 million in payments for acquisitions (net of cash acquired) and purchases of equity method investments and a $23.2 million decrease in proceeds from sales of facilities.

Net cash provided by financing activities for the year ended December 31, 2024 was $262.0 million compared to net cash used of $155.2 million for the year ended December 31, 2023. The increase of $417.2 million was primarily driven by net proceeds received from the issuance and sale of $800.0 million in senior unsecured notes, partially offset by the redemption of all the Existing Notes (as discussed in the following section). The remaining increase was due to net borrowings on the Revolver used to fund acquisitions completed during the year ended December 31, 2024.

Discussion of the operating, investing and financing activities for the year ended December 31, 2023 was previously disclosed beginning on page 43 in our Annual Report on Form 10-K for the year ended December 31, 2023, which was filed on February 26, 2024, under "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity and Capital Resources" and is hereby incorporated herein by reference.

Debt

On April 10, 2024, we completed the issuance and sale of $800.0 million in aggregate principal amount of senior unsecured notes due 2032 (the "2032 Notes"). The 2032 Notes bear interest at an annual rate of 7.250% per year, payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2024. Proceeds from sale of the 2032 Notes were used (i) to redeem all of the outstanding 2025 Notes and 2027 Notes, (ii) to pay accrued interest on the Existing Notes through, but not including, April 25, 2024, (iii) to pay related fees and expenses in connection with the offering of the 2032 Notes and redemption of the Existing Notes, and (iv) for general corporate purposes, including to fund future acquisitions.

On June 20, 2024, the Company entered into the Amendment to the Credit Agreement (as define below), to provide for a new tranche of term loans under the Credit Agreement in an aggregate principal amount of $1.4 billion. The 2024 Refinancing Term Loans replace or refinance in full all of the existing term loans outstanding under the Credit Agreement (as in effect immediately prior to the Amendment), all as further set forth in the Amendment. The 2024 Refinancing Term Loans mature on December 19, 2030. The 2024 Refinancing Term Loans shall bear interest at a rate per annum equal to (x) the forward-looking term rate based on Term SOFR plus 2.75% per annum or (y) an alternate base rate (which will be the highest of (i) the prime rate plus 0.5% per annum above the federal funds effective rate and (ii) Term SOFR plus 1.00% per annum (which shall not be less than 1.00%) plus 1.75% per annum. The 2024 Refinancing Term Loans amortize in equal quarterly installments of 0.25% of the aggregate original principal amount of the 2024 Refinancing Term Loans. Voluntary prepayments of the 2024 Refinancing Term Loans are permitted, in whole or in part, with prior notice, without premium or penalty.

Capital Resources

Net working capital was approximately $495.0 million at December 31, 2024 compared to $372.0 million at December 31, 2023.

In addition to cash flows from operations and available cash, other sources of capital include amounts available on our Revolver as well as anticipated continued access to the capital markets.

Material Cash Requirements

The following table summarizes our material cash requirements by period as of December 31, 2024 (in millions):

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	4-5 years	More than 5 years
Long-term debt obligations, including interest [1]	$ 5,208.2	$ 327.2	$ 592.1	$ 546.8	$ 3,742.1
Operating lease obligations, including interest [2]	409.7	59.1	105.2	75.7	169.7
Total contractual obligations	$ 5,617.9	$ 386.3	$ 697.3	$ 622.5	$ 3,911.8

(1) Included in long-term debt obligations are principal and interest owed on our outstanding debt obligations. These amounts exclude our unamortized fair value adjustments related non-cash amortization for the Term Loan. These obligations are explained further in Note 5. "Long-Term Debt" to our consolidated financial statements included elsewhere in this Annual Report. We used the applicable annual interest rate as of December 31, 2024 of 7.09%, based on SOFR plus the applicable margin, for our $1.4 billion outstanding Term Loan to estimate interest payments on this variable rate debt instrument.

(2) This reflects our future operating lease payments. We enter into operating leases in the normal course of business. Substantially all of our operating lease agreements have fixed payment terms based on the passage of time. Some lease agreements provide us with the option to renew the lease. Our future operating lease obligations would change if we exercised these renewal options and if we entered into additional operating lease agreements. These obligations are explained further in Note 6. "Leases" to our consolidated financial statements included elsewhere in this Annual Report. Operating lease obligations do not include common area maintenance, insurance or tax payments for which we are also obligated to pay.

Summary

Broad economic factors, including recent changes in interest rates, inflation and supply chain risks and market volatility, could negatively affect our payor mix, increase the relative proportion of lower margin services we provide and reduce patient volumes, as well as diminish our ability to collect outstanding receivables. Any increase in the amount or deterioration in the collectability of patient accounts receivable will adversely affect our cash flows and results of operations, requiring an increased level of working capital.

If general economic conditions, including recent changes in interest rates, inflation risk and market volatility, continue to deteriorate or remain uncertain for an extended period of time, our ability to access capital could be harmed, which could negatively affect our liquidity and ability to repay our outstanding debt.

Based on our current level of operations, we believe cash flows from operations, available cash, available capacity on our Revolver and continued anticipated access to capital markets, will be adequate to meet our short-term (i.e., 12 months) and long-term (beyond 12 months) liquidity needs.

Certain Non-GAAP Measures

Adjusted EBITDA is not a measurement of financial performance under GAAP and should not be considered in isolation or as a substitute for net income, operating income or any other measure calculated in accordance with GAAP. The items excluded from this non-GAAP metric are significant components in understanding and evaluating our financial performance. We believe such adjustments are appropriate, as the magnitude and frequency of such items can vary significantly and are not related to the assessment of normal operating performance. Our calculation of Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We use Adjusted EBITDA as a measure of financial performance. Adjusted EBITDA is a key measure used by our management to assess operating performance, make business decisions and allocate resources.

The following table reconciles Adjusted EBITDA to income before income taxes, the most directly comparable GAAP financial measure (in millions and unaudited):

		Three Months Ended December 31,		
		2024	2023	2022
Consolidated Statements of Operations Data:				
Income before income taxes	$	147.1	$ 135.0	$ 110.3
Plus (minus):				
Net income attributable to non-controlling interests		(180.6)	(147.2)	(141.6)
Depreciation and amortization		152.6	118.1	114.8
Interest expense, net		201.7	193.0	234.9
Equity-based compensation expense		33.3	17.7	18.4
Transaction, integration and acquisition costs [(1)]		108.0	64.9	48.6
Net loss on disposals, consolidations and deconsolidations		40.6	14.4	11.1
Litigation settlements and regulatory change impact [(2)]		3.1	17.5	(24.7)
Loss on debt extinguishment		5.1	15.5	14.9
Undesignated derivative activity [(3)]		—	0.6	(8.0)
Other [(4)]		(2.7)	8.6	1.5
Adjusted EBITDA	$	508.2	$ 438.1	$ 380.2

(1) This amount includes transaction and integration costs of $100.1 million, $61.7 million and $47.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. The $100.1 million for the year ended December 31, 2024, includes approximately $10.7 million of costs associated with evaluating strategic alternatives. This amount further includes start-up costs related to de novo surgical facilities of $7.9 million, $3.2 million and $1.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

(2) This amount includes a net litigation settlements (gain) loss of $0.8 million, $10.6 million and $29.3 million for the years ended December 31, 2024, 2023 and 2022, respectively. This amount also includes other litigation costs of $3.9 million, $2.5 million and $4.6 million for the years ended December 31, 2024, 2023 and 2022, respectively. Additionally, the year ended December 31, 2023, includes $4.4 million related to the impact of recent changes in Florida law regarding the use of letters of protection.

(3) This amount includes the reclassification of $7.5 million of unrealized gains out of accumulated OCI into income related to the de-designation of a portion of one of the Company's interest rate caps for the year ended December 31, 2022. This amount further includes fair value changes of undesignated derivatives for the years ended December 31, 2024, 2023 and 2022.

(4) For the year ended December 31, 2024, this amount includes hurricane-related impacts, net of insurance proceeds related to cyber event losses predominantly incurred in 2023.

For the year ended December 31, 2023, this amount includes estimates for the net impact of the May 2023 cyber event and losses from a divested business.

For the year ended December 31, 2022, this amount includes losses incurred, net of insurance proceeds received, related to certain surgical facilities that were closed following Hurricane Ian.

We use Credit Agreement EBITDA as a measure of liquidity and to determine our compliance under certain covenants pursuant to our New Credit Facilities. Credit Agreement EBITDA is determined on a trailing twelve-month basis. We have included it because we believe that it provides investors with additional information about our ability to incur and service debt and make capital expenditures. Credit Agreement EBITDA is not a measurement of liquidity under GAAP, and should not be considered in isolation or as a substitute for any other measure calculated in accordance with GAAP. The items excluded from Credit Agreement EBITDA are significant components in understanding and evaluating our liquidity. Our calculation of Credit Agreement EBITDA may not be comparable to similarly titled measures reported by other companies.

When we use the term "Credit Agreement EBITDA," we are referring to Adjusted EBITDA, as defined above, further adjusted for acquisitions and synergies. These adjustments do not relate to our historical financial performance and instead relate to estimates compiled by management and calculated in conformance with the definition of "Consolidated EBITDA" used in the credit agreements governing our credit facilities.

The following table reconciles Credit Agreement EBITDA to cash flows from operating activities, the most directly comparable GAAP financial measure (in millions and unaudited):

	Twelve Months Ended December 31, 2024
Cash flows from operating activities	$ 300.1
Plus (minus):	
Non-cash interest expense, net	(6.5)
Non-cash lease expense	(38.9)
Deferred income taxes	(131.5)
Equity in earnings of unconsolidated affiliates, net of distributions received	2.0
Changes in operating assets and liabilities, net of acquisitions and divestitures	118.9
Income tax expense	134.6
Net income attributable to non-controlling interests	(180.6)
Interest expense, net	201.7
Transaction, integration and acquisition costs	108.0
Litigation settlements and other litigation costs	3.1
Other [1]	(2.7)
Acquisitions and synergies [2]	58.4
Credit Agreement EBITDA	$ 566.6

(1) This amount includes estimates for the impact of a cyber event, losses from divested business and hurricane-related impacts.

(2) Represents impact of acquisitions as if each acquisition had occurred on January 1, 2024. Further this includes revenue and cost synergies from other business initiatives and de novo facilities and an adjustment for the effects of adopting the new lease accounting standard, as defined in the credit agreement governing the New Credit Facilities.

Inflation

Inflation and changing prices have not significantly affected our operating results or the markets in which we operate.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are subject to market risk primarily from exposure to changes in interest rates based on our financing, investing and cash management activities. We utilize a balanced mix of maturities along with both fixed rate and variable rate debt to manage our exposures to changes in interest rates. Additionally, we periodically enter into interest rate swap and cap agreements to manage our exposure to interest rate fluctuations. Our interest rate swap and cap agreements involve the exchange of fixed and variable rate interest payments between two parties, based on common notional principal amounts and maturity dates. The notional amounts of the swap agreements represent balances used to calculate the exchange of cash flows and are not our assets or liabilities. Our credit risk related to these agreements is considered low because the swap agreements are with creditworthy financial institutions. The interest payments under these agreements are settled on a net basis. These derivatives have been recognized in the financial statements at their respective fair values. Changes in the fair value of these derivatives, which are designated as cash flow hedges, are included in other comprehensive income.

Our variable rate debt instruments are primarily indexed to the prime rate or SOFR. Without derivatives, interest rate changes would result in gains or losses in the market value of our fixed rate debt portfolio due to differences in market interest rates and the rates at the inception of the debt agreements. Based on our indebtedness and the effectiveness of our interest rate swap and cap agreements at December 31, 2024, we do not expect changes in interest rates to have a material effect on our net earnings or cash flows in 2025.

For more information regarding our interest rate swap and cap agreements, please refer to Note 7. "Derivatives and Hedging Activities" to our consolidated financial statements for the year ended December 31, 2024 included elsewhere herein.

Item 8. Financial Statements and Supplementary Data

Information with respect to this Item is contained in our consolidated financial statements beginning on Page F-1 of this Annual Report.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures and Limitations on the Effectiveness of Controls

An evaluation was performed under the supervision and with the participation of our management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) as of the end of the period covered by this Annual Report to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation of our disclosure controls and procedures conducted as of December 31, 2024, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective.

Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate "internal control over financial reporting" (as such term is defined in Rule 13a-15(f) under the Exchange Act) for the Company. Internal control over financial reporting includes maintaining records that in reasonable detail accurately and fairly reflect our transactions and disposition of assets; providing reasonable assurance that transactions are recorded as necessary for preparation of our financial statements; providing reasonable assurance that receipts and expenditures are made only in accordance with management and board authorizations; and providing reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements prepared for external purposes in accordance with GAAP. Because of the inherent limitations in any internal control, no matter how well designed, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or that the degree of compliance with the policies or procedures may deteriorate.

We acquired a controlling interest in Midwest Orthopedic Specialty Hospital, LLC effective April 30, 2024. We excluded this facility from our assessment of and conclusion on the effectiveness of our internal control over financial reporting. For the year ended December 31, 2024, this facility contributed $60.8 million or 2.0% of our total revenues, and $303.7 million or 3.8% of our total assets.

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024. The assessment was based on criteria established in the framework *Internal Control-Integrated Framework (2013)*, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, management, including the Chief Executive Officer and Chief Financial Officer, determined that our internal control over financial reporting was effective as of December 31, 2024.

Ernst & Young LLP, the Company's independent registered public accounting firm, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2024. Their attestation report is included below in this Item 9A.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended December 31, 2024 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Surgery Partners, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Surgery Partners, Inc.'s internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Surgery Partners, Inc. (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.

As indicated in the accompanying *Management's Report on Internal Control Over Financial Reporting*, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Midwest Orthopedic Specialty Hospital, LLC, which is included in the 2024 consolidated financial statements of the Company and constituted approximately 3.8% of total assets as of December 31, 2024 and 2.0% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Midwest Orthopedic Specialty Hospital, LLC.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheet of the Company as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year then ended December 31, 2024, and the related notes and our report dated March 6, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying *Management's Report on Internal Control Over Financial Reporting*. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Nashville, Tennessee

March 6, 2025

Item 9B. Other Information

From time to time, certain of our executive officers and directors have, and we expect they will in the future, enter into, amend and terminate written trading arrangements pursuant to Rule 10b5-1 of the Securities and Exchange Act of 1934 or otherwise. During the three months ended December 31, 2024, none of the Company's directors or officers adopted or terminated any Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (as such terms are defined in Item 408 of Regulation S-K).

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information called for by Item 10 is incorporated herein by reference to the definitive Proxy Statement of the Company relating to the 2025 Annual Meeting of Stockholders (the "Definitive Proxy Statement"), which the Company intends to file within 120 days after the close of its fiscal year ended December 31, 2024.

Item 11. Executive Compensation

The information called for by Item 11 is incorporated herein by reference to the Definitive Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information called for by Item 12 is incorporated herein by reference to the Definitive Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information called for by Item 13 is incorporated herein by reference to the Definitive Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information called for by Item 14 is incorporated herein by reference to the Definitive Proxy Statement.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) Financial Statements and Financial Statement Schedules

(1) Financial Statements

Our Consolidated Financial Statements and Notes thereto are set forth starting on page F-1 of this Annual Report on Form 10-K.

(2) Financial Statement Schedules

All financial schedules have been omitted either because they are not applicable or because the required information is provided in our Consolidated Financial Statements and Notes thereto, starting on page F-1 of this Annual Report on Form 10-K.

(b) Exhibits:

No.	Description
3.1	Amended and Restated Certificate of Incorporation of Surgery Partners, Inc., dated October 30, 2017 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed November 3, 2017).
3.2	Amended and Restated Bylaws of Surgery Partners, Inc., dated August 31, 2017 (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed September 1, 2017).
4.1	Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed March 1, 2023).
4.2	Indenture, dated April 10, 2024, among Surgery Center Holdings, Inc., the Guarantors from time to time party thereto and Wilmington Trust, National Association, as Trustee (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed April 10, 2024).
4.3	Form of 7.250% Notes due 2032 (incorporated herein by reference to Exhibit 4.2 to the Company's Current Report on Form 8-K filed April 10, 2024).
10.1	Office Lease Agreement dated November 17, 2015 between Highwoods Realty Limited Partnership and Surgery Partners, Inc. (incorporated herein by reference to Exhibit 10.21 to the Company's Annual Report on Form 10-K filed March 11, 2016).
10.2	First Amendment to Lease Agreement, dated August 29, 2016, between Highwood Realty Limited Partnership and Surgery Partners, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 10, 2016).
10.3	Second Amendment to Lease Agreement, dated April 26, 2017, between Highwoods Realty Limited Partnership and Surgery Partners, Inc. (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 10, 2017).
10.4	Amended and Restated Registration Rights Agreement by and among Surgery Partners, Inc., certain stockholders of Surgery Partners, Inc. and certain other parties thereto, dated August 31, 2017 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed September 1, 2017).
10.5	Amendment and Joinder to Amended and Restated Registration Rights Agreement, dated December 22, 2022, by and among Surgery Partners, Inc., BCPE Seminole Holdings LP, BCPE Seminole Holdings III, L.P. and BCPE Seminole Holdings IV, L.P. (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 22, 2022).
10.6	Tax Receivable Agreement, dated as of September 30, 2015, among Surgery Partners, Inc., H.I.G. Surgery Centers, LLC and certain other stockholders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed November 13, 2015).
10.7	Amendment No. 1 to Income Tax Receivable Agreement, by and between Surgery Partners, Inc. and H.I.G. Surgery Centers, LLC (in its capacity as the Stockholders Representative), dated May 9, 2017 (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed May 11, 2017).
10.8	Form of TRA Waiver and Assignment Agreement (incorporated herein by reference to Exhibit 10.11 to the Company's Annual Report on Form 10-K filed March 16, 2018).
10.9 (a)	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.14 to Amendment No. 1 to the Company's Registration Statement on Form S-1, filed September 14, 2015).
10.10 (a)	Surgery Partners, Inc. 2015 Omnibus Incentive Plan, as amended and restated effective January 1, 2020 (incorporated herein by reference as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 5, 2020).
10.11 (a)	First Amendment to the Surgery Partners, Inc. 2015 Omnibus Incentive Plan, as amended and restated effective January 1, 2020 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed August 4, 2021).
10.12 (a)	Surgery Partners, Inc. Cash Incentive Plan, as amended and restated effective January 1, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed August 5, 2020).
10.13 (a)	Symbion, Inc. Supplemental Executive Retirement Plan, Effective May 1, 2005 (incorporated herein by reference to Exhibit 10.17 to the Company's Registration Statement on Form S-1, Amended, filed September 21, 2015).
10.14 (a)	Form of Non-Statutory Stock Option Agreement under the 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q filed November 13, 2015).
10.15 (a)	Form of Non-Employee Director Non-Statutory Stock Option Agreement under the Surgery Partners, Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q filed November 13, 2015).

10.16 (a)	Form of Restricted Stock Agreement under the Surgery Partners, Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.7 to the Company's Quarterly Report on Form 10-Q filed November 13, 2015).
10.17 (a)	Form of Restricted Stock Award Agreement under the 2015 Surgery Partners, Inc. Omnibus Incentive Plan (incorporated herein by reference to Exhibit 99.1 to the Company's Current Report on Form 8-K filed March 15, 2016).
10.18 (a)	Form of Performance Stock Unit Award Agreement under the Surgery Partners, Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed July 5, 2016).
10.19 (a)	Form of Non-Employee Director Restricted Stock Award Agreement under the Surgery Partners, Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 3, 2017).
10.20 (a)	Form of Stock-Settled Stock Appreciation Right Agreement under the Surgery Partners, Inc. 2015 Omnibus Incentive Plan (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed December 20, 2018).
10.21 (a)	Surgery Partners, Inc. Employee Stock Purchase Plan (incorporated herein by reference to Appendix A of the Company's Proxy Statement filed on April 25, 2024).
10.22 (a)	SP Management Services, Inc. Nonqualified Deferred Compensation Plan (incorporated herein by reference to Exhibit 10.4 to the Company's Current Report on Form 8-K filed August 6, 2024).
10.23 (a)	Amended and Restated Employment Agreement, dated March 11, 2022, by and between Surgery Partners, Inc. and Jennifer Baldock (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed May 3, 2022).
10.24 (a)	Employment Agreement, dated January 4, 2018, between Surgery Partners, Inc., Surgery Partners, LLC and Wayne DeVeydt (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed January 8, 2018).
10.25 (a)	Amendment No. 1 to Employment Agreement by and between Surgery Partners, Inc., Surgery Partners, LLC and Wayne DeVeydt, dated January 13, 2020 (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 13, 2020).
10.26 (a)	Employment Agreement, dated February 11, 2019, by and between Surgery Partners, Inc., Surgery Partners, LLC and J. Eric Evans (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed February 12, 2019).
10.27 (a)	Amendment No. 1 to Employment Agreement by and between Surgery Partners, Inc., Surgery Partners, LLC and J. Eric Evans, dated January 13, 2020 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on January 13, 2020).
10.28 (a)	Amended and Restated Employment Agreement, dated March 8, 2022, by and between Surgery Partners, Inc. and Anthony W. Taparo (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed May 3, 2022).
10.29 (a)	Amended and Restated Employment Agreement, dated March 8, 2022, by and between Surgery Partners, Inc. and Bradley R. Owens (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed May 3, 2022).
10.30 (a)	Retirement Agreement, dated August 5, 2024, by and between Surgery Partners, Inc. and Bradley R. Owens (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed August 6, 2024).
10.31 (a)	Employment Agreement, dated January 7, 2022, by and between Surgery Partners, Inc. and David T. Doherty (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on January 10, 2022).
10.32 (a)	Employment Agreement, dated November 23, 2021, by and between Surgery Partners, Inc. and Marissa Brittenham (incorporated herein by reference to Exhibit 10.40 to the Company's Annual Report on Form 10-K filed on March 1, 2022).
10.33 (a)	Retirement and Consulting Agreement, dated February 25, 2022, by and between Surgery Partners, Inc. and George M. Goodwin (incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed on March 1, 2022).
10.34 (a)	Employment Agreement, dated July 25, 2022, by and between Surgery Partners, Inc. and Harrison Bane (incorporated herein by reference to Exhibit 10.41 to the Company's Annual Report on Form 10-K filed on March 1, 2023).
10.35	Credit Agreement, dated as of December 19, 2023, by and among SP Holdco I, Inc., Surgery Center Holdings, Inc., Jefferies Finance LLC and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 20,2023).
10.36	First Amendment to the Credit Agreement, dated as of June 20, 2024, by and among SP Holdco I, Inc., Surgery Center Holdings, Inc., the Subsidiary Guarantors. Jefferies Finance LLC, and the other lenders party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed June 20, 2024).
19	Insider Trading Policy.
21.1	List of Subsidiaries of the Registrant.
23.1	Consent of Independent Registered Public Accounting Firm (Deloitte).
23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young LLP).
31.1	Certification of Principal Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification of Principal Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97	Surgery Partners, Inc. Executive Compensation Recovery Policy (incorporated herein by reference to Exhibit 97 to the Company's Annual Report on Form 10-K filed on February 26, 2024).
101.INS	Inline XBRL Taxonomy Extension Instance Document - the instance document does not appear in the interactive data file because its XBRL tags are embedded within the inline XBRL document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	The cover page from the Company's Annual Report on Form 10-K for the year ended December 31, 2024, formatted in Inline XBRL (included in Exhibit 101).

(a) Management Contract or Compensatory Plan or Arrangement.

* Schedules and/or Exhibits have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The Company agrees to furnish a supplemental copy of any omitted schedule or exhibit to the SEC upon request.

Item 16. Form 10-K Summary

None.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of Surgery Partners, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Surgery Partners, Inc. (the Company) as of December 31, 2024, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2024, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We also audited the disclosure of significant expenses and other segment items in Note 14 that have been disclosed for 2023 and 2022 due to the adoption of ASU 2023-07, Segment Reporting (Topic 280), *Improvements to Reportable Segment Disclosures,* and the recast of the segment disclosures in Note 14 to reflect one reportable segment. In our opinion, such disclosures are appropriate. However, we were not engaged to audit, review, or apply any procedures to the 2023 and 2022 consolidated financial statements of the Company other than with respect to these disclosures and, accordingly, we do not express an opinion or any other form of assurance on the 2023 and 2022 consolidated financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 6, 2025 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosure to which it relates.

Revenue Recognition – Contractual Allowances and Implicit Price Concessions

Description of the Matter	For the year ended December 31, 2024, the Company's revenue was $3.1 billion. As more fully described in Note 1 to the consolidated financial statements, the transaction price for revenues is determined based on gross charges for services provided, net of estimated contractual allowances and implicit price concessions ("price concessions"). Contractual allowances are recorded at the time of payment for surgical hospitals. The estimation process is based on historical trends of cash collections and contractual write-offs. The inputs used to determine the estimated price concessions are based on objective data. Management's determination of the estimate is complex and involves their assessment of the appropriateness and relevancy of the inputs and methodology to record the estimate. Auditing management's estimate of surgical hospitals' price concessions was highly judgmental due to the significant data inputs and estimation uncertainty present in determining related amounts.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the price concessions process for surgical hospitals, including controls over the review of estimated price concessions and the verification of the accuracy and completeness of the data used in the assessment. To test the adequacy of the estimated price concessions for surgical hospitals, our audit procedures included, among others, testing the accuracy and completeness of the underlying data used in management's model to determine the recorded estimate. We tested the underlying data related to the recognition of patient level charges and the subsequent activities, including cash collections and contractual write-offs. We developed independent estimates of price concessions using historical collections by payor and location and compared the independent estimates to the price concession estimate developed by management. We assessed the historical accuracy of management's estimated price concessions as a source of potential corroborative or contrary evidence. We also considered industry, economic, and company factors to determine the appropriateness of the price concessions.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2024.

Nashville, Tennessee

March 6, 2025

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Surgery Partners, Inc.

Opinion on the Financial Statements

We have audited, before the effects of the retrospective adjustments to the disclosure of significant expenses and other segment items in Note 14 to the consolidated financial statements that have been disclosed for 2023 and 2022 due to the adoption of ASU 2023-07, Segment Reporting (Topic 280), *Improvements to Reportable Segment Disclosures*, and the recast of the segment disclosures in Note 14 to reflect one reportable segment, the consolidated balance sheet of Surgery Partners, Inc. and subsidiaries (the "Company") as of December 31, 2023, the related consolidated statements of operations, comprehensive income (loss), stockholders' equity, and cash flows, for the years ended December 31, 2023 and 2022, and the related notes (collectively referred to as the "financial statements") (the 2023 and 2022 financial statements before the effects of the retrospective adjustments to the disclosure of significant expenses and other segment items and the recast of the segment disclosures to reflect one reportable segment in Note 14 to the financial statements are not presented herein). In our opinion, the 2023 and 2022 financial statements, before the effects of the retrospective adjustments to the disclosure of significant expenses and other segment items and the recast of the segment disclosures to reflect one reportable segment in Note 14 to the financial statements, present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

We were not engaged to audit, review, or apply any procedures to the disclosure of significant expenses and other segment items or the recast of the segment disclosures to reflect one reportable segment in Note 14 to the financial statements, and accordingly, we do not express an opinion or any other form of assurance about whether such retrospective adjustments are appropriate and have been properly applied. Those retrospective adjustments were audited by the successor auditor.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

Nashville, Tennessee

February 26, 2024

We began serving as the Company's auditor in 2018. In 2024 we became the predecessor auditor.

SURGERY PARTNERS, INC.
CONSOLIDATED BALANCE SHEETS
(Dollars in millions, except per share amounts)

	December 31,	
	2024	2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 269.5	$ 195.9
Accounts receivable	579.1	496.4
Inventories	88.4	75.2
Prepaid expenses	36.4	31.0
Other current assets	146.0	96.5
Total current assets	1,119.4	895.0
Property and equipment, net	1,088.3	968.7
Intangible assets, net	45.7	54.8
Goodwill	5,068.0	4,326.0
Investments in and advances to affiliates	215.4	184.1
Right-of-use operating lease assets	295.7	255.3
Long-term deferred tax assets	—	89.5
Other long-term assets	57.5	103.3
Total assets	$ 7,890.0	$ 6,876.7
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 208.7	$ 171.8
Accrued payroll and benefits	60.4	73.8
Other current liabilities	253.9	204.1
Current maturities of long-term debt	101.4	73.3
Total current liabilities	624.4	523.0
Long-term debt, less current maturities	3,268.9	2,701.8
Right-of-use operating lease liabilities	292.1	248.9
Long-term deferred tax liabilities	39.2	—
Other long-term liabilities	30.2	41.1
Non-controlling interests—redeemable	438.8	327.4
Stockholders' equity:		
Preferred stock, $0.01 par value; shares authorized - 20,310,000; shares issued or outstanding - none	—	—
Common stock, $0.01 par value; shares authorized - 300,000,000; shares issued and outstanding - 127,109,383 and 126,593,727, respectively	1.3	1.3
Additional paid-in capital	2,520.9	2,497.6
Accumulated other comprehensive income	4.8	57.5
Retained deficit	(737.3)	(569.2)
Total Surgery Partners, Inc. stockholders' equity	1,789.7	1,987.2
Non-controlling interests—non-redeemable	1,406.7	1,047.3
Total stockholders' equity	3,196.4	3,034.5
Total liabilities and stockholders' equity	$ 7,890.0	$ 6,876.7

See notes to consolidated financial statements.

SURGERY PARTNERS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(Dollars in millions, except per share amounts; shares in thousands)

	Year Ended December 31,		
	2024	2023	2022
Revenues	$ 3,114.3	$ 2,743.3	$ 2,539.3
Operating expenses:			
Salaries and benefits	907.5	793.8	746.4
Supplies	812.9	745.0	709.7
Professional and medical fees	357.1	296.8	269.2
Lease expense	89.5	84.9	82.4
Other operating expenses	201.7	175.3	156.7
Cost of revenues	2,368.7	2,095.8	1,964.4
General and administrative expenses	138.7	120.9	102.2
Depreciation and amortization	152.6	118.1	114.8
Transaction and integration costs	100.1	61.7	47.5
Net loss on disposals, consolidations and deconsolidations	40.6	14.4	11.1
Equity in earnings of unconsolidated affiliates	(19.5)	(14.2)	(12.5)
Litigation settlements	(0.8)	10.6	(29.3)
Loss on debt extinguishment	5.1	15.5	14.9
Other income, net	(20.0)	(7.5)	(19.0)
	2,765.5	2,415.3	2,194.1
Operating income	348.8	328.0	345.2
Interest expense, net	(201.7)	(193.0)	(234.9)
Income before income taxes	147.1	135.0	110.3
Income tax (expense) benefit	(134.6)	0.3	(23.3)
Net income	12.5	135.3	87.0
Less: Net income attributable to non-controlling interests	(180.6)	(147.2)	(141.6)
Net loss attributable to Surgery Partners, Inc.	$ (168.1)	$ (11.9)	$ (54.6)
Net loss per share attributable to common stockholders:			
Basic	$ (1.33)	$ (0.09)	$ (0.59)
Diluted [(1)]	$ (1.33)	$ (0.09)	$ (0.59)
Weighted average common shares outstanding:			
Basic	126,122	125,613	91,952
Diluted [(1)]	126,122	125,613	91,952

(1) The impact of potentially dilutive securities for all periods was not considered because the effect would be anti-dilutive.

See notes to consolidated financial statements.

SURGERY PARTNERS, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Dollars in millions)

	Year Ended December 31,		
	2024	2023	2022
Net income	$ 12.5	$ 135.3	$ 87.0
Other comprehensive (loss) income, net of tax:			
Derivative activity, net of tax of $0	(52.7)	(18.7)	107.7
Comprehensive (loss) income	(40.2)	116.6	194.7
Less: Comprehensive income attributable to non-controlling interests	(180.6)	(147.2)	(141.6)
Comprehensive (loss) income attributable to Surgery Partners, Inc.	$ (220.8)	$ (30.6)	$ 53.1

See notes to consolidated financial statements.

SURGERY PARTNERS, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
(Dollars in millions; shares in thousands)

	Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive (Loss) Income	Retained Deficit	Non-Controlling Interests—Non-Redeemable	Total
	Shares	Amount					
Balance as of December 31, 2021	89,333	$ 0.9	$ 1,622.3	$ (31.5)	$ (502.7)	$ 880.6	$ 1,969.6
Net (loss) income	—	—	—	—	(54.6)	97.1	42.5
Equity-based compensation	590	—	22.5	—	—	—	22.5
Equity offering	36,038	0.4	857.3	—	—	—	857.7
Other comprehensive income	—	—	—	107.7	—	—	107.7
Acquisition and disposal of shares of non-controlling interests, net	—	—	(24.1)	—	—	68.7	44.6
Distributions to non-controlling interests—non-redeemable holders	—	—	—	—	—	(103.7)	(103.7)
Balance as of December 31, 2022	125,961	1.3	2,478.0	76.2	(557.3)	942.7	2,940.9
Net (loss) income	—	—	—	—	(11.9)	109.4	97.5
Equity-based compensation	633	—	18.5	—	—	—	18.5
Other comprehensive loss	—	—	—	(18.7)	—	—	(18.7)
Acquisition and disposal of shares of non-controlling interests, net	—	—	1.1	—	—	98.2	99.3
Distributions to non-controlling interests—non-redeemable holders	—	—	—	—	—	(103.0)	(103.0)
Balance as of December 31, 2023	126,594	1.3	2,497.6	57.5	(569.2)	1,047.3	3,034.5
Net (loss) income	—	—	—	—	(168.1)	143.8	(24.3)
Equity-based compensation	515	—	33.5	—	—	—	33.5
Other comprehensive loss	—	—	—	(52.7)	—	—	(52.7)
Acquisition and disposal of shares of non-controlling interests, net	—	—	(10.2)	—	—	342.6	332.4
Distributions to non-controlling interests—non-redeemable holders	—	—	—	—	—	(127.0)	(127.0)
Balance as of December 31, 2024	127,109	$ 1.3	$ 2,520.9	$ 4.8	$ (737.3)	$ 1,406.7	$ 3,196.4

See notes to consolidated financial statements.

SURGERY PARTNERS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited, dollars in millions)

	Year Ended December 31,		
	2024	**2023**	**2022**
Cash flows from operating activities:			
Net income	$ 12.5	$ 135.3	$ 87.0
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	152.6	118.1	114.8
Non-cash lease expense	38.9	35.2	34.8
Non-cash interest expense, net	6.5	25.0	25.9
Equity-based compensation expense	33.3	17.7	18.4
Net loss on disposals, consolidations and deconsolidations	40.6	14.4	11.1
Loss on debt extinguishment	5.1	15.5	14.9
Deferred income taxes	131.5	(1.7)	21.9
Equity in earnings of unconsolidated affiliates, net of distributions received	(2.0)	(2.2)	(1.8)
Other non-cash income	—	—	(7.5)
Changes in operating assets and liabilities, net of acquisitions and divestitures:			
Accounts receivable	(72.1)	(47.2)	(35.3)
Medicare accelerated payments and deferred governmental grants	—	(1.2)	(58.4)
Other operating assets and liabilities	(46.8)	(15.1)	(67.0)
Net cash provided by operating activities	300.1	293.8	158.8
Cash flows from investing activities:			
Purchases of property and equipment	(90.4)	(88.8)	(80.6)
Payments for acquisitions, net of cash acquired	(378.8)	(80.0)	(146.4)
Proceeds from disposals of facilities and other assets	2.6	25.8	12.9
Purchases of equity investments	(1.7)	(50.3)	(95.1)
Proceeds from sales of equity investments	4.6	1.4	12.8
Other investing activities	(24.8)	(33.7)	(11.5)
Net cash used in investing activities	(488.5)	(225.6)	(307.9)
Cash flows from financing activities:			
Principal payments on long-term debt	(1,279.3)	(807.1)	(862.0)
Borrowings of long-term debt	1,729.7	826.6	217.8
Payments of debt issuance costs	(14.9)	(24.3)	—
Payment of premium on debt extinguishment	—	—	(11.3)
Proceeds from equity offerings	—	—	882.9
Payments of equity offering costs	—	—	(25.2)
Distributions to non-controlling interest holders	(170.5)	(146.1)	(146.8)
Proceeds (payments) related to ownership transactions with non-controlling interest holders	9.6	8.2	(3.4)
Other financing activities	(12.6)	(12.5)	(9.9)
Net cash provided by (used in) financing activities	262.0	(155.2)	42.1
Net increase (decrease) in cash and cash equivalents	73.6	(87.0)	(107.0)
Cash and cash equivalents at beginning of period	195.9	282.9	389.9
Cash and cash equivalents at end of period	$ 269.5	$ 195.9	$ 282.9
Supplemental cash flow information:			
Interest paid, net of interest income received	199.7	169.6	218.7
Cash paid for income taxes	1.6	1.4	1.8
Non-cash purchases of property and equipment	12.9	18.0	29.9

See notes to consolidated financial statements.

1. Organization and Summary of Accounting Policies

Organization

Surgery Partners, Inc., a Delaware corporation, acting through its subsidiaries, owns and operates a national network of surgical facilities and ancillary services. The surgical facilities, which include ambulatory surgery centers ("ASCs") and surgical hospitals, primarily provide non-emergency surgical procedures across many specialties, including, among others, orthopedics and pain management, gastroenterology, ophthalmology, and general surgery. Although some of the Company's surgical hospitals may include emergency departments, they are generally not equipped to handle a broad spectrum of patient needs, including critical and traumatic injuries. Ancillary services are comprised of multi-specialty physician practices, urgent care facilities and anesthesia services. Unless the context otherwise indicates, Surgery Partners, Inc. and its subsidiaries are referred to herein as "Surgery Partners," "we," "us," "our" or the "Company."

As of December 31, 2024, the Company owned or operated a portfolio of 161 surgical facilities, comprised of 142 ASCs and 19 surgical hospitals in 31 states. The Company owns these facilities in partnership with physicians and, in some cases, health care systems in the markets and communities it serves. The Company owned a majority interest in 83 of these surgical facilities and consolidated 118 surgical facilities for financial reporting purposes.

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and footnotes. Examples include, but are not limited to, estimates of revenue, accounts receivable allowances, professional and general liabilities and the estimate of deferred tax assets or liabilities. Actual results could differ from those estimates.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, as well as interests in partnerships and limited liability companies controlled by the Company through its ownership of a majority voting interest or other rights granted to the Company by contract to manage and control the affiliate's business. All significant intercompany balances and transactions are eliminated in consolidation.

Revenues

The Company's revenues generally relate to contracts with patients in which the performance obligations are to provide health care services. The Company recognizes revenues in the period in which its obligations to provide health care services are satisfied and reports the amount that reflects the consideration the Company expects to be entitled to receive. The contractual relationships with patients, in most cases, also involve a third-party payor (e.g., Medicare, Medicaid and private insurance organizations, including plans offered through the health insurance exchanges) and the transaction prices for the services provided are dependent upon the terms provided by or negotiated with the third-party payors. The payment arrangements with third-party payors for the services provided to the related patients typically specify payments at amounts less than the Company's standard charges. The Company continually reviews the contractual estimation process to consider and incorporate updates to laws and regulations and the frequent changes in managed care contractual terms resulting from contract renegotiations and renewals.

The following table presents a summary of revenues by service type as a percentage of total revenues:

	Year Ended December 31,		
	2024	2023	2022
Patient service revenues	98.1 %	98.4 %	98.5 %
Other service revenues	1.9 %	1.6 %	1.5 %
Total revenues	100.0 %	100.0 %	100.0 %

Patient service revenues. This revenue is related to charging facility fees in exchange for providing patient care. The fee charged for health care procedures performed in surgical facilities varies depending on the type of service provided, but usually includes all charges for usage of an operating room, a recovery room, special equipment, medical supplies, nursing staff and medications. The fee does not normally include professional fees charged by the patient's surgeon, anesthesiologist or other attending physician, which are billed directly by such physicians to the patient or third-party payor. However, in several surgical facilities, the Company charges for anesthesia services. Ancillary service revenues include fees for patient visits to the Company's physician practices, pharmacy services and diagnostic tests ordered by physicians.

Patient service revenues are recognized as performance obligations are satisfied. Performance obligations are based on the nature of services provided. Typically, the Company recognizes revenue at a point in time in which services are rendered and the Company has no obligation to provide further patient services. Because the Company primarily performs outpatient procedures, performance obligations are generally satisfied same day and revenue is recognized on the date of service.

The Company determines the transaction price based on gross charges for services provided, net of estimated contractual adjustments and implicit price concessions. The Company estimates its contractual adjustments and implicit price concessions based on contractual agreements, its discount policies and historical experience of cash collections and historical write-offs. Contractual allowances are recorded at the time of payment and the time of billing for surgical hospitals and ASCs, respectively. Changes in estimated contractual adjustments and discounts are recorded in the period of change.

Several states utilize supplemental Medicaid reimbursement programs for the purpose of providing reimbursement to providers to increase base rates to the levels that Medicare would have paid for the same service or for payments that offset a portion of the cost of providing care to Medicaid and indigent patients. These programs are designed with input from the Centers for Medicare & Medicaid Services ("CMS") and are funded with a combination of state and federal resources, including, in certain instances, fees or taxes levied on the providers. We account for payments under these supplemental programs as variable consideration and estimate the amount using the most likely amount method. Reimbursement under these programs, including the recognition of variable consideration, is reflected in patient service revenues. Taxes or other program-related costs are reflected in other operating expenses.

Other service revenues. Other service revenues include management and administrative service fees derived from the non-consolidated facilities that the Company accounts for under the equity method, management of surgical facilities in which it does not own an interest, and management services provided to physician practices for which the Company is not required to provide capital or additional assets and other non-patient services. The management agreements typically require the Company to provide recurring management services over a multi-year period, which are billed and collected on a monthly basis. The fees derived from these management arrangements are based on a predetermined percentage of the revenues of each facility or practice and are recognized in the period in which management services are rendered and billed.

The following table sets forth patient service revenues by type of payor and as a percentage of total patient service revenues for the Company's consolidated surgical facilities (dollars in millions):

| | Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
	Amount	%	Amount	%	Amount	%
Patient service revenues:						
Private insurance	$ 1,634.2	53.5 %	$ 1,418.6	52.5 %	$ 1,288.0	51.5 %
Government	1,256.8	41.1 %	1,128.1	41.8 %	1,059.2	42.3 %
Self-pay	82.3	2.7 %	68.1	2.5 %	65.9	2.6 %
Other [1]	81.1	2.7 %	85.6	3.2 %	89.0	3.6 %
Total patient service revenues	3,054.4	100.0 %	2,700.4	100.0 %	2,502.1	100.0 %
Other service revenues [2]	59.9		42.9		37.2	
Total revenues	$ 3,114.3		$ 2,743.3		$ 2,539.3	

(1) Other is comprised of automobile liability, letters of protection and other payor types.

(2) Includes amounts attributable to related parties of $17.4 million, $18.4 million and $15.7 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Accounts Receivable

Accounts receivable from third-party payors are recorded net of contractual allowances and implicit price concessions, which are estimated based on established fee schedules, relationships with payors, procedure statistics and other objective information including the historical trend of cash collections and contractual write-offs. Contractual allowances are recorded at the time of payment and the time of billing for surgical hospitals and ASCs, respectively. While changes in estimated reimbursement from third-party payors remain a possibility, the Company expects that any such changes would be minimal and, therefore, would not have a material effect on its financial condition or results of operations.

Accounts receivable consists of receivables from federal and state agencies (under the Medicare and Medicaid programs), private insurance organizations, employers and patients. Management recognizes that revenues and receivables from government agencies are significant to the Company's operations, but it does not believe that there is significant credit risk associated with these government agencies. Concentration of credit risk with respect to other payors is limited because of the large number of such payors.

The Company recognizes that final reimbursement of accounts receivable is subject to final approval by each third-party payor. However, because the Company has contracts with its third-party payors and also verifies insurance coverage of the patient before medical services are rendered, the amounts that are pending approval from third-party payors are not considered significant. Amounts are classified outside of self-pay if the Company has an agreement with the third-party payor or has verified a patient's coverage prior to services rendered. The Company's policy is to collect co-payments and deductibles prior to providing medical services. Patient services of the Company are primarily non-emergency, which allows the surgical facilities to control the procedures for which third-party reimbursement is sought and obtained. The Company does not require collateral from self-pay patients.

The Company's collection policies and procedures are based on the type of payor, size of claim and estimated collection percentage for each patient account. The Company analyzes accounts receivable at each of its surgical facilities to ensure the proper collection and aged category. Collection efforts include direct contact with third-party payors or patients, written correspondence and the use of legal or collection agency assistance, as required.

Impairment of Long-Lived Assets, Goodwill and Intangible Assets

The Company evaluates the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist. The evaluation is performed at the lowest level of identifiable cash flow. The Company performs an impairment test by preparing an expected undiscounted cash flow projection. If the projection indicates that the recorded amount of the long-lived asset is not expected to be recovered, the carrying value is reduced to estimated fair value. The cash flow projection and fair value represents management's best estimate, using appropriate and customary assumptions, projections and methodologies, at the date of evaluation. For discussion on impairment for goodwill and indefinite-lived intangible assets, refer to Note 4. "Goodwill and Intangible Assets."

Derivative Instruments and Hedging Activities

The Company records all derivatives on the balance sheet at fair value and any financing elements treated as debt instruments are recorded at amortized cost. The accounting for changes in the fair value of derivatives depends on the intended use of the derivative, whether the Company has elected to designate a derivative in a hedging relationship and apply hedge accounting and whether the hedging relationship has satisfied the criteria necessary to apply hedge accounting. Hedge accounting generally provides for the matching of the timing of gain or loss recognition on the hedging instrument with the recognition of the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk in a fair value hedge or the earnings effect of the hedged forecasted transactions in a cash flow hedge. The Company may enter into derivative contracts that are intended to economically hedge certain risks, even though hedge accounting does not apply or the Company elects not to apply hedge accounting.

The Company made an accounting policy election to measure the credit risk of its derivative financial instruments that are subject to master netting agreements on a net basis by counterparty portfolio.

Non-Controlling Interests

The physician limited partners and physician minority members of the entities that the Company controls are responsible for the supervision and delivery of medical services. The governance rights of limited partners and minority members are restricted to those that protect their financial interests. Under certain partnership and operating agreements governing these partnerships and limited liability companies, the Company could be removed as the sole general partner or managing member for certain events such as material breach of the partnership or operating agreement, gross negligence or bankruptcy. These protective rights do not preclude consolidation of the respective partnerships and limited liability companies.

Ownership interests in consolidated subsidiaries held by parties other than the Company are identified and generally presented in the consolidated financial statements within the equity section but separate from the Company's equity. However, in instances in which certain redemption features that are not solely within the control of the Company are present, classification of non-controlling interests outside of permanent equity is required. Consolidated net income attributable to the Company and to the non-controlling interests are identified and presented on the consolidated statements of operations; changes in ownership interests in which the Company retains a controlling interest are accounted for as equity transactions assuming the Company continues to consolidate related entities. Certain transactions with non-controlling interests are classified within financing activities in the consolidated statements of cash flows.

The consolidated financial statements of the Company include all assets, liabilities, revenues and expenses of surgical facilities in which the Company has sufficient ownership and rights to allow the Company to consolidate the surgical facilities. Similar to its investments in non-consolidated affiliates, the Company regularly engages in the purchase and sale of ownership interests with respect to its consolidated subsidiaries that do not result in a change of control. The fair value of non-controlling interests upon acquisition are determined based on certain assumptions, including Level 3 unobservable inputs. Estimates and assumptions include the projected timing and amount of future cash flows as well as discount rates reflecting inherent risk due to lack of control and marketability, among others.

Non-Controlling Interests — Redeemable. Each partnership and limited liability company through which the Company owns and operates its surgical facilities is governed by a partnership or operating agreement, respectively. In certain circumstances, the applicable partnership or operating agreements for the Company's surgical facilities provide that the facilities will purchase all of the physician limited partners' or physician minority members', as applicable, ownership if certain adverse regulatory events occur, such as it becoming illegal for the physician(s) to own an interest in a surgical facility, refer patients to a surgical facility or receive cash distributions from a surgical facility. Management believes the likelihood of an event occurring that would trigger such purchases was remote as of December 31, 2024. The non-controlling interests—redeemable are reported outside of stockholders' equity in the consolidated balance sheets.

A summary of activity related to redeemable non-controlling interests for the years ended December 31, 2024 and 2023 is as follows (in millions):

	December 31,	
	2024	2023
Balance at beginning of period	$ 327.4	$ 342.0
Net income attributable to non-controlling interests—redeemable	36.8	37.8
Acquisition and disposal of shares of non-controlling interests, net—redeemable	118.1	(9.3)
Distributions to non-controlling interest —redeemable holders	(43.5)	(43.1)
Balance at end of period	$ 438.8	$ 327.4

Cash and Cash Equivalents

The Company considers all highly liquid investments with remaining stated maturities of three months or less when purchased to be cash equivalents. The Company maintains its cash and cash equivalent balances at high credit quality financial institutions.

Inventories

Inventories, which consist primarily of medical and drug supplies, are stated at the lower of cost or market value. Cost is determined using the first-in, first-out method.

Investments in Unconsolidated Affiliates

Investments in unconsolidated affiliates in which the Company exerts significant influence but does not control or otherwise consolidate are accounted for using the equity method. Equity method investments are initially recorded at cost, unless there is a deconsolidation where the investments are a result of the Company no longer having control of a previously controlled entity but still retaining a non-controlling interest. These investments are included as investments in and advances to affiliates in the accompanying consolidated balance sheets. The Company's share of the profits and losses from these investments is reported in income from equity investments in the accompanying consolidated statements of operations. The Company monitors its investments for other-than-temporary impairment by considering factors such as current economic and market conditions and the operating performance of the investees and records reductions in carrying values when necessary.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in an orderly transaction between market participants to sell the asset or transfer the liability. The Company uses fair value measurements based on inputs classified into the following hierarchy:

- Level 1: Unadjusted quoted prices in active markets for identical assets or liabilities.
- Level 2: Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly. These may include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.
- Level 3: Unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, depending on the nature of the item being valued.

A summary of the carrying amounts and estimated fair values of the Company's long-term debt follows (in millions):

	Carrying Amount		Fair Value	
	December 31,		December 31,	
	2024	2023	2024	2023
Senior secured term loan	$ 1,388.1	$ 1,398.4	$ 1,400.2	$ 1,401.9
6.750% senior unsecured notes due 2025	$ —	$ 185.0	$ —	$ 183.2
10.000% senior unsecured notes due 2027	$ —	$ 320.0	$ —	$ 321.2
7.250% senior unsecured notes due 2032	$ 800.0	$ —	$ 815.0	$ —

The fair values in the table above were based on Level 2 inputs using quoted prices for identical liabilities in inactive markets. The carrying amounts related to the Company's other long-term debt obligations, including finance lease obligations, approximate their fair values.

Variable Interest Entities

The consolidated financial statements include the accounts of variable interest entities ("VIE") in which the Company is the primary beneficiary under the provisions of the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification 810, "*Consolidation*". The Company has the power to direct the activities that most significantly impact a VIE's economic performance. Additionally, the Company would absorb the majority of the expected losses from any of these entities should such expected losses occur. As of December 31, 2024, the Company's consolidated VIEs consisted of nine surgical facilities and 26 physician practices.

The total assets (excluding goodwill and intangible assets, net) of the consolidated VIEs included in the accompanying consolidated balance sheets as of December 31, 2024 and 2023, were $87.0 million and $65.3 million, respectively, and the total liabilities of the consolidated VIEs were $55.0 million and $41.2 million, respectively.

Professional and General and Workers' Compensation Insurance

The Company maintains general liability and professional liability insurance in excess of self-insured retentions through third party commercial insurance carriers in amounts that management believes is sufficient for the Company's operations, although, potentially, some claims may exceed the scope of coverage in effect. The professional liability insurance coverage is on a claims-made basis and the general liability insurance is on an occurrence basis. The Company also maintains workers' compensation insurance, subject to a self-insured retention.

The Company expenses the costs under the self-insured retention exposure for general and professional liability and workers' compensation claims which relate to (i) claims made during the policy period, which are offset by insurance recoveries and (ii) an estimate of claims incurred but not yet reported that are expected to be reported after the policy period expires. Reserves and provisions are based upon actuarially determined estimates using individual case-basis valuations and actuarial analysis. Reserves for professional, general and workers' compensation claim liabilities are determined with no regard for expected insurance recoveries and are presented gross on the consolidated balance sheets.

Recent Accounting Pronouncements

In November 2023, the FASB issued Accounting Standards Update ("ASU") 2023-07, *Segment Reporting (Topic 280), Improvements to Reportable Segment Disclosures*, which requires enhanced disclosures of significant segment expenses. The ASU is effective for annual periods beginning after December 15, 2023 and interim periods beginning after December 15, 2024. The Company adopted the amendments in this ASU during the year ended December 31, 2024 on a retrospective basis. The adoption of this ASU did not have a material impact on the consolidated financial statements and accompanying notes. For comparative purposes, the Company has reclassified segment disclosures previously reported to conform to current year presentation. See note 14 for additional information related to the Company's reportable segments.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740), *Improvements to Income Tax Disclosures*, which establishes new requirements for the categorization and disaggregation of information in the rate reconciliation as well as for disaggregation of income taxes paid. The ASU is effective for annual periods beginning after December 15, 2024 and interim periods beginning after December 15, 2025. The amendments in this ASU may be applied prospectively or retrospectively to all periods presented and early adoption is permitted. The Company is planning to adopt in 2025 and there will be no material effect on Note 9. "Income Taxes."

In November 2024, the FASB issued ASU 2024-03, *Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures* (Subtopic 220-40), which requires disaggregated disclosure of certain income statement line items that contain specified expense categories, such as purchases of inventory, employee compensation, depreciation, amortization, and depletion. This ASU is effective for fiscal years beginning after December 15, 2026 and for interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The amendments may be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to all prior periods presented in the financial statements. The Company is currently evaluating the impact this ASU will have on our disclosures.

2. Acquisitions, Disposals and Deconsolidations

Acquisitions

During the year ended December 31, 2024:

- The Company acquired a controlling interest in eight surgical facilities and several physician practices for aggregate cash consideration of $378.8 million, net of cash acquired, and non-cash consideration of $1.1 million, which consisted of a non-controlling interest in one of the Company's existing surgical facilities. In connection with these acquisitions, the Company preliminarily recognized non-controlling interests of $478.9 million, goodwill of $767.7 million and investments and advances to affiliates of $44.6 million related to an acquired surgical facility accounted for as an equity method investment.

During the year ended December 31, 2023:

- The Company acquired a controlling interest in five surgical facilities, four physician practices and an in-development de novo surgical facility for aggregate cash consideration of $55.5 million, net of cash acquired, and non-cash consideration of $1.3 million, which consisted of non-controlling interest in one of the Company's existing surgical facilities. In connection with these acquisitions, the Company preliminarily recognized non-controlling interests of $38.7 million and goodwill of $84.7 million.

- The Company acquired a controlling interest in six surgical facilities and an in-development de novo surgical facility, which were previously accounted for as equity method investments, for aggregate cash consideration of $24.3 million, net of cash acquired. The Company also amended the operating agreement of a previously non-controlled surgical facility resulting in the Company obtaining a controlling interest in the facility. These transactions resulted in the consolidation of the previously non-consolidated entities. The previously held non-controlling interests were remeasured and recorded at fair value as of the dates of the transactions. The fair value measurement utilizes Level 3 inputs, which includes unobservable data. The acquisition date fair value of the previously held non-controlling interests was $38.7 million. As a result of increasing its ownership interest, the Company recognized a net loss of $9.3 million included in net loss on disposals, consolidations and deconsolidations in the consolidated statements of operations for the year ended December 31, 2023. The net loss was determined based on the difference between the fair value of the Company's previously held non-controlling interests in the entities and the carrying values immediately prior to the transactions. In connection with the consolidation of these facilities, the Company preliminarily recognized non-controlling interests of $84.5 million and goodwill of $142.5 million.

- The Company acquired non-controlling interests in five surgical facilities and two in-development de novo surgical facilities for aggregate cash consideration of $50.3 million. The non-controlling interests were accounted for as equity method investments and recorded as a component of investments in and advances to affiliates in the consolidated balance sheets. The Company also paid cash consideration of $21.0 million to acquire management rights from the prior management service provider related to four of the aforementioned surgical facilities. Management rights agreements are accounted for and recorded as a component of intangibles assets, net in the accompanying consolidated balance sheets. The cash paid to acquire the management rights is presented as a component of other investing activities on the consolidated statements of cash flows.

During the year ended December 31, 2022:

- The Company acquired a controlling interest in seven surgical facilities, two of which were merged into existing surgical facilities, and a physician practice for aggregate cash consideration of $146.4 million, net of cash acquired, non-cash consideration of $5.6 million and assumed debt of $39.4 million. The non-cash consideration consisted of a non-controlling interest in two of the Company's existing surgical facilities. In connection with the acquisitions, the Company preliminarily recognized non-controlling interests of $89.1 million and goodwill of $271.7 million.

- The Company acquired a non-controlling interest in seven surgical facilities and seven in-development de novo surgical facilities for aggregate cash consideration of $95.1 million. The non-controlling interests were accounted for as equity method investments and recorded as a component of investments in and advances to affiliates in the accompanying consolidated balance sheets.

Disposals and Deconsolidations

During the year ended December 31, 2024:

- The Company sold or otherwise disposed of its non-controlling interests in three surgical facilities, which were previously accounted for as an equity method investment, for cash proceeds of $2.6 million. In connection with these transactions, the Company recognized a pre-tax loss of $9.5 million, which is included in net loss on disposals, consolidations and deconsolidations in the accompanying consolidated statements of operations for the year ended December 31, 2024.

- The Company sold a portion of its interests in one surgical facility for net cash proceeds of $2.5 million. As a result of the transaction, the Company no longer controlled the previously controlled surgical facility but retained a non-controlling interest, resulting in the deconsolidation of the previously consolidated entity. This transaction resulted in a pretax net gain on deconsolidation of $2.7 million, which is included in net loss on disposals, consolidations and deconsolidations in the accompanying consolidated statements of operations for the year ended December 31, 2024. The net gain was determined based on the difference between the net cash proceeds plus the fair value of the Company's retained interests in the entity and the carrying values of both the tangible and intangible assets of the entity immediately prior to the transaction.

- The Company sold or otherwise disposed of its controlling interests in nine surgical facilities and a physician practice for aggregate net cash proceeds of $5.4 million, a portion of which is deferred pursuant to the purchase agreements for such transactions. In connection with the transactions, the Company recognized a pre-tax net loss of $14.6 million, which is included in net loss on disposals, consolidations and deconsolidations in the accompanying consolidated statements of operations for the year ended December 31, 2024.

- The Company recognized a pre-tax loss of $10.0 million related to an equity investment previously held at cost, which is included in net loss on disposals, consolidations and deconsolidations in the accompanying consolidated statements of operations for the year ended December 31, 2024.

During the year ended December 31, 2023:

- The Company sold its interests in six surgical facilities for aggregate net cash proceeds of $30.4 million, a portion of which was held in escrow pursuant to the purchase agreements for such transactions. In connection with these transactions, the Company recognized a pre-tax gain of $26.9 million included in net loss on disposals, consolidations and deconsolidations in the consolidated statements of operations for the year ended December 31, 2023.

- The Company disposed of its non-controlling interests in a surgical facility and an in-development de novo surgical facility, which were previously accounted for as equity method investments, for cash proceeds of $1.5 million. In connection with these transactions, the Company recognized a pre-tax loss of $13.7 million included in net loss on disposals, consolidations and deconsolidations in the consolidated statements of operations for the year ended December 31, 2023.

During the year ended December 31, 2022:

- The Company sold its interests in two surgical facilities, one of which was previously accounted for as an equity method investment, for net cash proceeds of $25.7 million. In connection with the sales, the Company recognized a pre-tax loss of $4.5 million included in net loss on disposals, consolidations and deconsolidations in the consolidated statements of operations for the year ended December 31, 2022.

- The Company contributed its interests in two surgical facilities as non-cash consideration for non-controlling interests in two new separate entities. As a result of these transactions, the Company lost control of the previously controlled surgical facilities but retains a non-controlling interest in each, resulting in the deconsolidation of the previously consolidated entities. The remaining non-controlling interests were accounted for as equity method investments, and initially measured and recorded at fair value as of the dates of the transactions. The fair value measurement utilizes Level 3 inputs, which includes unobservable data, to measure the fair value of the retained non-controlling interests. The fair value determination was based on a combination of multiple valuation methods, which included discounted cash flow and market value approach, which incorporates estimates of future earnings and market valuation multiples for certain guideline companies. The fair value of the investments of $9.8 million was recorded as a component of investments in and advances to affiliates in the accompanying consolidated balance sheets. Further, based on the valuation, the transactions resulted in a pretax net loss on deconsolidations of $5.6 million, which is included in net loss on disposals, consolidations and deconsolidations in the accompanying consolidated statements of operations for the year ended December 31, 2022. The net loss was determined based on the difference between the fair value of the Company's retained interests in the entities and the carrying values of both the tangible and intangible assets of the entities immediately prior to the transactions.

3. Property and Equipment

Property and equipment are stated at cost or, if obtained through acquisition, at fair value determined on the date of acquisition. Depreciation is recognized using the straight-line method over the estimated useful lives of the assets, generally 20 to 40 years for buildings and building improvements, three to five years for computers and software and five to seven years for furniture and equipment. Leasehold improvements are depreciated on a straight-line basis over the shorter of the lease term or the estimated useful life of the assets. Routine maintenance and repairs are expensed as incurred, while expenditures that increase capacities or extend useful lives are capitalized.

The Company also leases certain facilities and equipment under finance leases. Assets held under finance leases are stated at the present value of lease payments at the inception of the related lease. Such assets are amortized on a straight-line basis over the lesser of the lease term or the remaining useful life of the leased asset.

A summary of property and equipment follows (in millions):

	December 31,		
	2024		**2023**
Land	$ 9.7	$	9.2
Buildings and improvements	258.7		225.3
Furniture and equipment	32.7		29.5
Computer and software	120.0		108.5
Medical equipment	348.3		310.1
Right-of-use finance lease assets	818.1		716.3
Construction in progress	54.7		24.2
Property and equipment, at cost	1,642.2		1,423.1
Less: Accumulated depreciation	(553.9)		(454.4)
Property and equipment, net	$ 1,088.3	$	968.7

Depreciation expense was $144.8 million, $112.8 million and $112.1 million for the years ended December 31, 2024, 2023 and 2022, respectively.

4. Goodwill and Intangible Assets

Goodwill

Goodwill represents the fair value of the consideration provided in an acquisition over the fair value of net assets acquired and is not amortized.

The Company tests its goodwill for impairment in the fourth quarter of each year, or more frequently if certain indicators arise. The Company tests for goodwill impairment at the reporting unit level. During 2024, the Company identified two reporting units, American Group and National Group.

The Company compares the carrying value of the net assets of the reporting units to the estimated fair values. To determine the fair value of the reporting units, the Company obtained valuations at the reporting unit level prepared by third-party valuation specialists which typically utilizes a combination of the income and market approaches.

Based on the Company's annual goodwill impairment assessment performed as of the October 1, 2024, it was determined that the estimated fair values of the reporting units were substantially in excess of their carrying values. A detailed evaluation of potential impairment indicators was performed, which specifically considered changes in interest rates, inflation risk and market volatility. While the Company believes that all assumptions utilized in the testing were appropriate, they may not reflect actual outcomes that could occur. Future estimates of fair value could be adversely affected if the actual outcome of one or more of the Company's assumptions changes materially in the future, including a material decline in the Company's stock price and the fair value of its long-term debt, lower than expected surgical case volumes, higher market interest rates or increased operating costs. Such changes impacting the calculation of fair value could result in a material impairment charge in the future.

In 2024, 2023 and 2022, there were no non-cash impairment charges.

A summary of the changes in the carrying amount of goodwill follows (in millions):

	December 31,			
	2024		**2023**	
Balance at beginning of period	$	4,326.0	$	4,137.1
Acquisitions, including post acquisition adjustments		757.2		225.9
Disposals and deconsolidations		(15.2)		(37.0)
Balance at end of period	$	5,068.0	$	4,326.0

A summary of the Company's acquisitions, disposals and deconsolidations for the years ended December 31, 2024 and 2023 is included in Note 2. "Acquisitions and Dispositions."

Intangible Assets

The Company has indefinite-lived intangible assets related to the certificates of need held in jurisdictions where certain of its surgical facilities are located and Medicare licenses. The Company tests these intangible assets for impairment in the fourth quarter of each year, or more frequently if certain indicators arise. The Company also has finite-lived intangible assets related to physician guarantee agreements, non-compete agreements and management rights agreements. Physician guarantees are amortized into salaries and benefits costs in the consolidated statements of operations over the commitment period of the contract, generally two to four years. Non-compete agreements and management rights agreements are amortized into depreciation and amortization expense in the consolidated statements of operations over the service lives of the agreements, typically ranging from two to five years for non-compete agreements and 15 years for the management rights agreements.

A summary of the components of intangible assets follows (in millions):

	December 31, 2024			December 31, 2023		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Finite-lived intangible assets:						
Management rights agreements	$ 50.3	$ (18.7)	$ 31.6	$ 42.8	$ (12.0)	$ 30.8
Other	30.1	(22.7)	7.4	30.0	(20.6)	9.4
Total finite-lived intangible assets	80.4	(41.4)	39.0	72.8	(32.6)	40.2
Indefinite-lived intangible assets	6.7	—	6.7	14.6	—	14.6
Total intangible assets	$ 87.1	$ (41.4)	$ 45.7	$ 87.4	$ (32.6)	$ 54.8

Amortization expense for intangible assets was $8.7 million, $7.6 million and $6.4 million for of the years ended December 31, 2024, 2023 and 2022, respectively.

Total estimated amortization expense for the next five years and thereafter related to intangible assets follows (in millions):

2025	$ 5.9
2026	6.3
2027	5.1
2028	4.3
2029	3.3
Thereafter	14.1
Total	$ 39.0

5. Long-Term Debt

A summary of long-term debt follows (in millions):

	December 31,	
	2024	2023
Senior secured term loan [1]	$ 1,388.1	$ 1,398.4
Senior secured revolving credit facility	192.0	—
6.750% senior unsecured notes due 2025	—	185.0
10.000% senior unsecured notes due 2027	—	320.0
7.250% senior unsecured notes due 2032	800.0	—
Notes payable and other secured loans	224.4	205.2
Finance lease obligations	798.7	693.6
Less: unamortized debt issuance costs and discounts	(32.9)	(27.1)
Total debt	3,370.3	2,775.1
Less: current maturities	101.4	73.3
Total long-term debt	$ 3,268.9	$ 2,701.8

(1) Includes unamortized fair value discount of $1.4 million and $1.6 million as of December 31, 2024 and 2023, respectively.

Credit Facilities

On December 19, 2023, the Company entered into a credit agreement (the "Credit Agreement"), which provided for a $1.4 billion senior secured term loan (the "Term Loan") and a $703.8 million revolving credit facility (the "Revolver" and, together with the Term Loan, the "Credit Facilities"). Subject to certain conditions and requirements set forth in the Credit Agreement, the Company may request one or more additional incremental term loan facilities or one or more increases in the commitments under the Revolver.

In connection with entering the Credit Facilities, the Company terminated the then-existing senior secured credit facilities, originally dated as of August 31, 2017 and, as amended thereafter (the "2017 Credit Agreement"). Proceeds from the 2023 Term Loan were used to repay in full the amounts previously outstanding under the 2017 Credit Agreement and pay fees and expenses in connection with the Credit Facilities.

The Term Loan matures on December 19, 2030. Prior to the Amendment, as defined below, the Term Loan bore interest at a rate per annum equal to (x) the forward-looking term rate based on Secured Overnight Financing Rate ("Term SOFR") plus 3.50% per annum or (y) an alternate base rate (which will be the highest of (i) the prime rate plus, (ii) 0.50% per annum above the federal funds effective rate and (iii) Term SOFR plus 1.00% per annum, subject to a 1.00% floor) (the "Base Rate") plus 2.50% per annum.

The Term Loan amortizes in equal quarterly installments of 0.25% of the aggregate original principal amount outstanding on the Term Loan, which commenced on the last business day of the fiscal quarter ending June 30, 2024. Subject to the right of reinvestment and certain other exceptions, the Term Loan requires mandatory prepayments upon the occurrence of certain events as defined in the Credit Agreement. Term Loan is also subject to an annual mandatory prepayment in an amount equal to a percentage of excess cash flow as determined based on the first lien net leverage ratio as of the last day of the applicable fiscal year.

The Revolver matures on December 19, 2028. Interest on any loans drawn under the Revolver shall bear interest at a rate per annum equal to (x) Term SOFR plus 3.25% per annum or (y) the Base Rate plus 2.25% per annum. In addition, the Company is required to pay a commitment fee ranging from 0.50% to 0.25% per annum, depending on the Company's first lien net leverage ratio, in respect of unused commitments under the Revolver. The Revolver may be utilized for working capital, capital expenditures and general corporate purposes. As of December 31, 2024, the Company's availability on the Revolver was $501.5 million (including outstanding letters of credit of $10.3 million).

With respect to the Revolver, the Company is required to comply with a maximum first lien net leverage ratio of 5.00:1.00, which covenant will be tested quarterly on a trailing four quarter basis only if, as of the last day of the applicable fiscal quarter the Revolver is drawn in an aggregate amount greater than 40% of the total commitments under the Revolver. Such financial maintenance covenant is subject to an equity cure.

The Credit Facilities are guaranteed, on a joint and several basis, by SP Holdco I, Inc. and each of Surgery Center Holdings, Inc.'s current and future wholly-owned domestic restricted subsidiaries (subject to certain exceptions) (the "Subsidiary Guarantors") and are secured by a first priority security interest in substantially all of Surgery Center Holdings, Inc.'s, SP Holdco I, Inc.'s and the Subsidiary Guarantors' assets (subject to certain exceptions).

The Credit Facilities includes customary negative covenants restricting or limiting the ability of the Company and its restricted subsidiaries, to, among other things, sell assets, alter its business, engage in mergers, acquisitions and other business combinations, declare dividends or redeem or repurchase equity interests, incur additional indebtedness or guarantees, make loans and investments, incur liens, enter into transactions with affiliates, prepay certain junior debt, and modify or waive certain material agreements and organizational documents, in each case, subject to customary and other agreed upon exceptions. The Credit Facilities also contain customary affirmative covenants and events of default. As of December 31, 2024, the Company was in compliance with the covenants contained in the Credit Agreement.

In connection with the aforementioned financing transactions, the Company recorded debt issuance costs and discount of $34.5 million, and a debt extinguishment loss of $15.5 million, included in loss on debt extinguishment in the accompanying consolidated statement of operations for the year ended December 31, 2023. The loss includes the partial write-off of unamortized debt issuance costs and discounts related to the prior existing term loans, and a portion of debt issuance costs incurred with entering the Credit Facilities.

Prior to the Credit Facilities, the 2017 Credit Agreement provided for a $1.545 billion senior secured term loan (the "2017 Term Loan") and a $350.0 million senior secured revolving credit facility. During 2022, the Company made a voluntary prepayment of $150.0 million without premium or penalty. In connection with prepayment, the Company wrote-off a portion of unamortized debt issuance costs and discounts, resulting in a debt extinguishment loss of $1.0 million, included in loss on debt extinguishment in the accompanying consolidated statements of operations.

First Amendment to Credit Agreement

On June 20, 2024, the Company entered into a first amendment (the "Amendment") to its Credit Agreement, which replaced or refinanced in full all the existing term loans outstanding under the Credit Agreement (as in effect immediately prior to the Amendment) (the "2024 Refinancing Term Loans"). The 2024 Refinancing Term Loans mature on December 19, 2030. The 2024 Refinancing Term Loans bear interest at a rate per annum equal to (x) the forward-looking term rate based on Secured Overnight Financing Rate ("Term SOFR") plus 2.75% per annum or (y) an alternate base rate (which will be the highest of (i) the prime rate plus 0.5% per annum above the federal funds effective rate and (ii) Term SOFR plus 1.00% per annum (which shall not be less than 1.00%)) plus 1.75% per annum. The 2024 Refinancing Term Loans amortize in equal quarterly installments of 0.25% of the aggregate original principal amount of the 2024 Refinancing Term Loans. Voluntary prepayments of the 2024 Refinancing Term Loans are permitted, in whole or in part, with prior notice, without premium or penalty (except a 1.00% call premium in the case of certain repricing events occurring prior to the sixth month anniversary of the effective date of the Amendment).

In connection with the Amendment, the Company recorded debt issuance costs and discount of $2.4 million, and a debt extinguishment loss of $2.3 million, which is included in loss on debt extinguishment in the accompanying consolidated statements of operations for the year ended December 31, 2024. The loss on debt extinguishment includes the partial write-off of unamortized debt issuance costs and discounts.

7.250% Senior Unsecured Notes Due 2032

On April 10, 2024, the Company completed the issuance and sale of $800.0 million in aggregate principal amount of senior unsecured notes due 2032 (the "2032 Notes"). The 2032 Notes were issued pursuant to an Indenture dated April 10, 2024 by and among Surgery Center Holdings, Inc., certain subsidiaries of Surgery Center Holdings, Inc., as guarantors, and Wilmington Trust, National Association, as trustee. The 2032 Notes bear interest at an annual rate of 7.250% per year, payable semi-annually on April 15 and October 15 of each year, beginning on October 15, 2024. Proceeds from the sale of the 2032 Notes were used (i) to redeem all of the outstanding 6.750% senior unsecured notes due 2025 (the "2025 Notes") and the 10.000% senior unsecured notes due 2027 (the "2027 Notes," together with the 2025 Notes, the "Existing Notes"), (ii) to pay accrued interest on the Existing Notes through, but not including, April 25, 2024, (iii) to pay related fees and expenses in connection with the offering of the 2032 Notes and redemption of the Existing Notes and (iv) for general corporate purposes, including to fund future acquisitions.

In connection with this financing transaction, the Company recorded debt issuance costs and discount of $12.5 million, and a debt extinguishment loss of $2.8 million, which is included in loss on debt extinguishment in the accompanying consolidated statements of operations for the year ended December 31, 2024.

Other Debt

Certain of the Company's subsidiaries have outstanding indebtedness under notes payable and other secured loans, which is collateralized by the real estate and equipment owned by the surgical facilities to which the loans were made, and right-of-use finance lease obligations for which the Company is liable to various vendors for several property and equipment leases classified as finance leases. The various bank indebtedness agreements contain covenants to maintain certain financial ratios and also restrict encumbrance of assets, creation of indebtedness, investing activities and payment of distributions.

Maturities

A summary of maturities for the Company's long-term debt, excluding unamortized debt issuance costs and the unamortized fair value discount discussed above, for the next five years and thereafter as of December 31, 2024 follows (in millions):

2025	$	101.4
2026		81.2
2027		73.7
2028		260.0
2029		58.7
Thereafter		2,829.6
Total	$	3,404.6

6. Leases

The Company determines if an arrangement is a lease at inception. Right-of-use assets represent the right to use the underlying assets for the lease term and the lease liabilities represent the obligation to make lease payments arising from the leases. Right-of-use assets and liabilities are recognized at commencement date based on the present value of future lease payments over the lease term, which includes only payments that are fixed and determinable at the time of commencement. When readily determinable, the Company uses the interest rate implicit in a lease to determine the present value of future lease payments. For leases where the implicit rate is not readily determinable, the Company's incremental borrowing rate is used. The Company calculates its incremental borrowing rate on a periodic basis using a third-party financial model that estimates the rate of interest the Company would have to pay to borrow an amount equal to the total lease payments on a collateralized basis over a term similar to the lease. The Company applies its incremental borrowing rate using a portfolio approach. The right-of-use asset also includes any lease payments made prior to commencement and is recorded net of any lease incentives received. Lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such options.

The Company's operating leases are primarily for real estate, including medical office buildings, and corporate and other administrative offices. The Company's finance leases are primarily for medical equipment and information technology and telecommunications assets. The Company's finance leases also include certain land, buildings and improvements as discussed in Note 3. "Property and Equipment." Real estate lease agreements typically have initial terms of ten years and may include one or more options to renew. Certain leases also include options to purchase the leased property. The useful life of assets and leasehold improvements are limited by the expected lease term, unless there is a transfer of title or purchase option reasonably certain of exercise. The majority of the

Company's medical equipment leases have a bargain purchase option that is reasonably certain of exercise, so these assets are depreciated over their useful life. The Company's lease agreements do not contain any material residual value guarantees, restrictions or covenants.

Certain of the Company's lease agreements require the Company to pay common area maintenance, repairs, property taxes and insurance costs, which are variable amounts based on actual costs incurred during each applicable period. Certain lease agreements also include escalating rent payments that are not fixed at commencement but are based on an index that is determined in future periods over the lease term based on changes in the Consumer Price Index or other measure of cost inflation. These variable components of lease payments are expensed as incurred and are not included in the determination of the right-of-use asset or lease liability.

The following table presents the components of the Company's right-of-use assets and liabilities related to leases and their classification in the consolidated balance sheets (in millions):

	Classification in Consolidated Balance Sheets	December 31, 2024	December 31, 2023
Assets:			
Operating lease assets	Right-of-use operating lease assets	$ 295.7	$ 255.3
Finance lease assets	Property and equipment, net of accumulated depreciation	655.6	587.0
Total leased assets		$ 951.3	$ 842.3
Liabilities:			
Operating lease liabilities:			
Current	Other current liabilities	$ 41.0	$ 37.6
Long-term	Right-of-use operating lease liabilities	292.1	248.9
Total operating lease liabilities		333.1	286.5
Finance lease liabilities:			
Current	Current maturities of long-term debt	33.1	25.4
Long-term	Long-term debt, less current maturities	765.6	668.2
Total finance lease liabilities		798.7	693.6
Total lease liabilities		$ 1,131.8	$ 980.1

During the year ended December 31, 2024, the Company extended or otherwise modified the renewal terms of certain existing facility real estate leases, resulting in the reclassification of the leases from operating to finance. The modifications resulted in an increase to finance lease liabilities and assets of $63.9 million and $61.6 million, respectively, including the reclassification of existing operating lease liabilities and assets of $42.3 million and $41.3 million, respectively.

The following table presents the weighted-average lease terms and discount rates at December 31, 2024 and 2023 (in millions):

	December 31, 2024		December 31, 2023	
	Operating Leases	Finance Leases	Operating Leases	Finance Leases
Weighted-average remaining lease term	9.8 years	19.2 years	9.2 years	20.5 years
Weight average discount rate	7.9 %	8.1 %	8.2 %	8.2 %

The following table presents the components of the Company's lease expense and their classification in the consolidated statements of operations (in millions):

	Year Ended December 31,	
	2024	**2023**
Operating lease costs	$ 65.8	$ 65.7
Finance lease costs:		
Amortization of leased assets	62.1	39.9
Interest on lease liabilities	61.8	48.6
Total finance lease costs	123.9	88.5
Variable and short-term lease costs	24.5	20.1
Total lease costs	$ 214.2	$ 174.3

During the years ended December 31, 2024 and 2023, the Company incurred lease costs of $24.8 million and $19.5 million, respectively, under operating lease agreements with physician investors who are related parties. During the years ended December 31, 2024 and 2023, the Company paid rent of $25.7 million and $26.4 million, respectively, under finance lease agreements with physician investors and a lessor who are related parties. One of the Company's surgical facilities has a non-controlling ownership interest in the lessor. Payments are allocated to principal adjustments of the finance lease liability and interest expense.

The following table presents supplemental cash flow information (in millions):

	Year Ended December 31,	
	2024	**2023**
Cash paid for amounts included in the measurement of lease liabilities:		
Operating cash outflows from operating leases	$ 62.8	$ 63.7
Operating cash outflows from finance leases	$ 59.1	$ 45.8
Financing cash outflows from finance leases	$ 33.0	$ 26.7
Right-of-use assets obtained in exchange for lease obligations:		
Operating leases	$ 132.3	$ 60.1
Finance leases	$ 89.2	$ 167.5

Future maturities of lease liabilities at December 31, 2024 are presented in the following table (in millions):

	Operating Leases	Finance Leases
2025	$ 65.2	$ 92.0
2026	62.3	90.0
2027	53.9	86.2
2028	43.9	81.5
2029	38.4	78.7
Thereafter	221.6	1,299.0
Total lease payments	485.3	1,727.4
Less: imputed interest	(152.2)	(928.7)
Total lease obligations	$ 333.1	$ 798.7

7. Derivatives and Hedging Activities

The Company's objectives in using interest rate derivatives are to add stability to interest expense and to manage its exposure to interest rate movements. To accomplish this objective, the Company primarily uses interest rate swaps and interest rate caps as part of its interest rate risk management strategy. During 2024 and 2023, such derivatives have been used to hedge the variable cash flows associated with existing variable-rate debt.

The key terms of interest rate swaps and interest rate caps outstanding are presented below:

Description	Effective Date	December 31, 2024 Notional Amount (in millions)	Status	December 31, 2023 Notional Amount (in millions)	Status	Maturity Date
Pay-fixed swap	May 7, 2021	$ 435.0	Active	$ 435.0	Active	March 31, 2025
Pay-fixed swap	May 7, 2021	330.0	Active	330.0	Active	March 31, 2025
Pay-fixed swap	May 7, 2021	435.0	Active	435.0	Active	March 31, 2025
Interest rate cap	September 30, 2021	143.6	Active	151.4	Active	March 31, 2025
Interest rate cap	September 30, 2021	8.2	Active	8.7	Active	March 31, 2025
Deferred premium cap	March 31, 2025	396.0	Active	—	N/A	December 31, 2028
Deferred premium cap	March 31, 2025	198.0	Active	—	N/A	December 31, 2028
Deferred premium cap	March 31, 2025	396.0	Active	—	N/A	December 31, 2028
Deferred premium cap	March 31, 2025	198.0	Active	—	N/A	December 31, 2028
Deferred premium cap	March 31, 2025	198.0	Active	—	N/A	December 31, 2028
		$ 2,737.8		$ 1,360.1		

As of December 31, 2024, the Company had three interest rate swaps with a total net notional amount of $1.2 billion. The interest rate swaps are pay-fixed, receive 1-Month SOFR (subject to a minimum of 0.75%) designated in cash flow hedging relationships and have a termination date of March 31, 2025.

As of December 31, 2024, the Company had two interest rate caps designated in cash flow hedging relationships with a total notional amount of $151.8 million. The interest rate caps each have a termination date of March 31, 2025. During the year ended December 31, 2023, the Company partially terminated a previously undesignated portion of one of its interest rate caps. In connection with the termination, the Company received $8.6 million, which is included as a component of operating activities in the consolidated statements of cash flows for the year ended December 31, 2023.

On April 9, 2024, the Company entered into five deferred premium interest rate cap agreements, each with an effective date of March 31, 2025. The deferred premium interest rate caps are designated in cash flow hedging relationships with a total notional amount of $1.4 billion. The deferred premium interest rate caps each have a termination date of December 31, 2028. These financial instruments are designed to limit the Company's interest rate exposure on its term loan concurrent with the expected maturity of positions held as of December 31, 2024. As of December 31, 2024, the Company's deferred premium interest rate caps had a total notional amount of $1.4 billion.

The pay-fixed, receive floating interest rate swaps did not meet the requirements to be considered derivatives in their entirety as a result of the financing component. Accordingly, the swaps are considered hybrid instruments, consisting of a financing element treated as a debt instrument and an embedded at-market derivative that was designated as a cash flow hedge.

Within the Company's consolidated balance sheets, the financing elements treated as debt instruments described above are carried at amortized cost and the embedded at-market derivatives are recorded at fair value. The cash flows related to the portion treated as debt are classified as financing activities in the consolidated statements of cash flows while the portion treated as an at-market derivative are classified as operating activities. Within the Company's consolidated balance sheets, the interest rate caps are recorded at fair value. The cash flows related to the interest rate caps are classified as operating activities in the consolidated statements of cash flows.

The Company's interest rate swap agreements, excluding the portion treated as debt, are recognized at fair value in the consolidated balance sheets and are valued using pricing models that rely on market observable inputs such as yield curve data, which are classified as Level 2 inputs within the fair value hierarchy. The fair value of the interest rate caps is determined using the market standard methodology of discounting the future expected cash receipts that would occur if variable interest rates rise above the strike rate of the caps. The variable interest rates used in the calculation of projected receipts on the caps are based on an expectation of future interest rates derived from observable market interest rate curves and volatilities. The interest rate caps are classified using Level 2 inputs within the fair value hierarchy.

For derivatives designated and that qualify as cash flow hedges of interest rate risk, the gain or loss on the derivative is recorded in accumulated other comprehensive income ("OCI") and subsequently reclassified into interest expense in the same period(s) during which the hedged transaction affects earnings, as documented at hedge inception in accordance with the Company's accounting policy election. Amounts reported in accumulated OCI related to derivatives will be reclassified to interest expense as interest payments are made on the Company's variable-rate debt. Over the next 12 months, the Company estimates that an additional $6.7 million will be reclassified as a decrease to interest expense.

The following table presents the fair values of our derivatives and their location on the consolidated balance sheets (in millions):

	December 31, 2024		December 31, 2023	
	Assets	**Liabilities**	**Assets**	**Liabilities**
Derivatives in cash flow hedging relationships				
Interest rate caps [1]	$ 1.1	$ —	$ 6.0	$ —
Interest rate swaps [1]	9.7	—	51.4	—
Interest rate caps [2]	—	6.1	—	—
Interest rate swaps [3][4]	—	3.5	—	17.8
Total	$ 10.8	$ 9.6	$ 57.4	$ 17.8

(1) Amounts were included in other current assets and other long-term assets on the consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively.

(2) Amounts were included in other long-term liabilities on the consolidated balance sheets as of December 31, 2024.

(3) Amounts were included in other current liabilities and other long-term liabilities on the consolidated balance sheets as of December 31, 2024 and December 31, 2023, respectively.

(4) Amounts related to the financing component of the pay-fixed interest rate swaps.

The following table presents the pre-tax effect of the interest rate swaps and caps on the Company's accumulated OCI and consolidated statements of operations (in millions):

		Year Ended December 31,		
	Location	**2024**	**2023**	**2022**
Derivatives not designated as hedging instruments				
Loss recognized in income	Other income, net	$ —	$ 0.6	$ (0.4)
Gain reclassified from accumulated OCI into income [1]	Other income, net	$ —	$ —	$ (7.5)
Derivatives in cash flow hedging relationships				
Gain (loss) recognized in OCI (effective portion)		$ 4.3	$ 16.0	$ 104.9
Gain reclassified from accumulated OCI into income (effective portion) [2]	Interest expense, net	$ (57.0)	$ (34.7)	$ 10.3

(1) Gain reclassified from accumulated OCI upon de-designation of a portion of one of the Company's interest rate caps.

(2) Includes amortization of accumulated OCI related to de-designated and terminated interest rate swaps of $19.6 million and $21.4 million for the years ended December 31, 2023 and 2022, respectively. There were no corresponding amounts for the year ended December 31, 2024.

8. Earnings Per Share

Basic and diluted earnings (loss) per share is calculated based on the weighted-average number of shares outstanding in each period and dilutive stock options, unvested shares and warrants, to the extent such securities exist and have a dilutive effect on earnings (loss) per share. A reconciliation of the numerator and denominator of basic and diluted earnings (loss) per share follows (dollars in millions, except per share amounts; shares in thousands):

	Year Ended December 31,		
	2024	2023	2022
Numerator:			
Net loss attributable to Surgery Partners, Inc.	$ (168.1)	$ (11.9)	$ (54.6)
Denominator:			
Weighted average common shares outstanding:			
Basic	126,122	125,613	91,952
Diluted [1]	126,122	125,613	91,952
Net loss per share attributable to common stockholders:			
Basic	$ (1.33)	$ (0.09)	$ (0.59)
Diluted [1]	$ (1.33)	$ (0.09)	$ (0.59)
Dilutive securities outstanding not included in the computation of diluted loss per share as their effect is antidilutive:			
Stock options	1,133	1,246	1,459
Restricted shares	372	263	679

(1) The impact of potentially dilutive securities for all periods was not considered because the effect would be anti-dilutive.

Public Offerings

On November 21, 2022, the Company effected a public offering of 23,469,388 shares (the "November 2022 Firm Shares") of the Company's common stock, $0.01 par value per share, at a price to the public of $24.50 per share. In addition, the Company granted the underwriters an option to purchase up to an additional 3,520,408 shares of common stock and undertook a concurrent private placement to sell up to 9,183,673 shares of common stock at the same price per share as the November 2022 Firm Shares. On November 23, 2022, the Company completed the public offering pursuant to which the Company sold 26,854,796 shares of common stock (including the November 2022 Firm Shares and 3,385,408 of the option shares), resulting in gross proceeds of $657.9 million. In connection with the offering, the Company incurred underwriting discounts, commissions and other related costs of $23.0 million, which were recognized as a direct reduction of proceeds received. On December 22, 2022, the Company completed the private placement pursuant to which the Company sold 9,183,673 shares of common stock, resulting in additional gross proceeds of $225.0 million.

Share Repurchase Authorization

On December 15, 2017, the Company's Board of Directors authorized a share repurchase program of up to $50.0 million of the Company's issued and outstanding common stock from time to time. The authorization does not have a specified expiration date, and the share repurchase program may be suspended, recommenced or discontinued at any time or from time to time without prior notice. At December 31, 2024, the Company had $46.0 million of repurchase authorization available under the December 2017 authorization. The authorization does not obligate the Company to repurchase any shares, and the Company does not intend to make further repurchases.

9. Income Taxes

Income tax expense (benefit) is comprised of the following (in millions):

		Year Ended December 31,				
		2024		2023		2022
Current:						
Federal	$	—	$	—	$	—
State		3.1		1.4		1.5
Deferred:						
Federal		114.6		(1.5)		17.5
State		16.9		(0.2)		4.3
Total income tax expense (benefit)	$	134.6	$	(0.3)	$	23.3

A reconciliation of the provision for income taxes as reported in the consolidated statements of operations and the amount of income tax expense (benefit) computed by multiplying consolidated income (loss) in each year by the U.S. federal statutory rate of 21% follows (in millions):

		Year Ended December 31,				
		2024		2023		2022
Tax expense at U.S. federal statutory rate	$	30.8	$	28.4	$	23.2
State income tax, net of U.S. federal tax benefit		19.9		0.9		6.0
Change in federal valuation allowance		115.4		21.5		29.1
Net income attributable to non-controlling interests		(41.5)		(30.9)		(30.2)
Stock option compensation		5.5		0.1		(2.5)
Differences related to divested facilities		(3.3)		(18.9)		(1.4)
Tax return reconciling differences		8.0		(1.0)		(1.0)
Change in effective tax rate		—		—		(0.5)
Tax receivable agreement liability		—		—		0.4
Other		(0.2)		(0.4)		0.2
Total income tax expense (benefit)	$	134.6	$	(0.3)	$	23.3

The components of temporary differences and the approximate tax effects that give rise to the Company's net deferred tax balance are as follows (in millions):

	December 31,	
	2024	**2023**
Deferred tax assets:		
Medical malpractice liability	$ 3.8	$ 3.6
Accrued vacation and incentive compensation	0.2	3.0
Net operating loss carryforwards	142.9	143.6
Allowance for bad debts	1.1	1.2
Capital loss carryforwards	3.3	1.8
Deferred financing costs	—	3.3
Section 163(j) interest	191.6	162.3
Interest rate derivative liability	2.5	4.7
Right of use liability	46.2	47.2
Software development costs	2.1	1.7
Other deferred assets	9.9	9.6
Total gross deferred tax assets	403.6	382.0
Less: Valuation allowance	(284.7)	(150.1)
Total deferred tax assets	118.9	231.9
Deferred tax liabilities:		
Depreciation on property and equipment	(1.3)	(3.0)
Basis differences of partnerships and joint ventures	(106.7)	(84.2)
Right of use asset	(36.8)	(35.6)
Deferred financing costs	(5.3)	—
Amortization of intangible assets	(3.1)	(3.0)
Interest rate derivative asset	(2.9)	(15.1)
Other deferred liabilities	(2.0)	(1.5)
Total deferred tax liabilities	(158.1)	(142.4)
Net deferred tax (liabilities) assets	$ (39.2)	$ 89.5

The Company had federal NOL carryforwards of $529.0 million as of December 31, 2024, of which $434.3 million expire between 2030 and 2037. The remaining federal NOL carryforwards, which were generated after 2017, do not expire. The Company had state NOL carryforwards of $630.7 million as of December 31, 2024, which expire between 2025 and 2043. The Company had federal Section 163(j) interest limitation carryforwards of $792.1 million as of December 31, 2024, which do not expire.

The Company recorded a valuation allowance against deferred tax assets at December 31, 2024 and 2023 totaling $284.7 million and $150.1 million, respectively, which represents an increase of $134.6 million. As of December 31, 2024, the Company was in a cumulative three-year pre-tax loss position and primarily due to this negative factor increased its valuation allowance during the year ended December 31, 2024.

The Company, or one or more of its subsidiaries, files income tax returns in the U.S. federal jurisdiction and various state jurisdictions. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations for years prior to 2021 or state income tax examinations for years prior to 2020.

The Company made income tax payments of $1.6 million, $1.4 million and $1.8 million for the years ended December 31, 2024, 2023 and 2022, respectively. In each of these periods the income tax payments related to states in which the Company does not have a NOL to offset taxable income. During the years ended December 31, 2024, 2023 and 2022, the Company made no federal income tax payments due to utilization of its NOL carryforwards.

A reconciliation of the beginning and ending liability for gross unrecognized tax benefits for the years ended December 31, 2024 and 2023 is as follows (in millions):

| | December 31, | |
	2024	2023
Unrecognized tax benefits at beginning of year	$ —	$ 0.1
Additions for tax provisions of the current year	—	—
Additions for acquired positions	—	—
Additions for tax positions of prior years	—	—
Reductions for tax positions of prior years	—	(0.1)
Reductions for statute of limitations expirations	—	—
Unrecognized tax benefits at end of year	$ —	$ —

The Company recognizes interest and penalties related to uncertain tax positions in its provision for income taxes in the consolidated statements of operations. For the years ended December 31, 2024 and 2023, the Company had no accrued interest and penalties related to uncertain tax positions.

10. Equity-Based Compensation

Equity-based awards are granted pursuant to the Surgery Partners, Inc. 2015 Omnibus Incentive Plan, as amended and restated effective January 1, 2020 ("2015 Omnibus Incentive Plan"). Under this plan, the Company can grant stock options, stock appreciation rights, restricted stock, unrestricted stock, stock units, performance awards, cash awards and other awards convertible into or otherwise based on shares of its common stock. As of December 31, 2024, 11,815,700 shares were authorized to be granted under the 2015 Omnibus Incentive Plan and 3,553,509 were available for future equity grants.

The terms of equity-based awards, including vesting conditions, are determined by the Compensation Committee and set forth in the applicable award agreements at the time of issuance. In general, vesting is contingent upon either a service, performance or market condition (or a combination thereof). Accelerated vesting for earned shares may occur upon certain terminating events, including a change in control of the Company.

The Company measures the fair value of equity-based awards on the date of grant, with associated compensation costs recognized over the requisite service period, net of forfeitures as they occur. The Company's policy is to recognize compensation expense using the straight line method over the relevant vesting period for units that vest based on time.

Restricted and Performance Share-Based Awards

During the years ended December 31, 2024 and 2023, the Company granted restricted stock awards ("RSAs") of 410,057 and 505,787, respectively, to certain officers, employees and non-employee directors in accordance with the 2015 Omnibus Incentive Plan. In general, RSAs vest ratably over a one to three-year service period, contingent upon continued employment or service to the Company.

During the years ended December 31, 2024 and 2023, the Company granted performance-based restricted stock units ("PSUs") of 399,745 and 334,275, respectively, which were subject to the achievement of various performance conditions. The performance period for these PSUs is generally one year from the date of grant, with ratable vesting continuing for two years from the earned date or three years after the the date of grant with a one-time cliff vesting. In addition to the achievement of the performance conditions, these PSUs are generally subject to the continuing service of the employee over the vesting periods. For certain PSUs awarded to officers of the Company, the number of shares payable at the end of the performance periods ranges from 0% to 300% of the targeted units based on the Company's actual performance results and/or market conditions as compared to the targets.

During the years ended December 31, 2024 and 2023, 123,742 and 74,123 of the PSUs previously granted were deemed to have been earned, respectively.

Restricted and Performance Share-Based Activity

A summary of non-vested restricted share-based activity for the years ended December 31, 2024, 2023, and 2022 follows:

	Unvested Shares		Weighted Average Grant Date Fair Value
Outstanding at December 31, 2021	1,655,396	$	11.55
Granted/Earned	404,287		47.38
Forfeited/Cancelled	(116,485)		39.65
Vested	(947,785)		51.28
Outstanding at December 31, 2022	995,413	$	23.87
Granted/Earned	579,910		32.54
Forfeited/Cancelled	(50,158)		35.14
Vested	(794,315)		32.55
Outstanding at December 31, 2023	730,850	$	38.10
Granted/Earned	533,799		30.85
Forfeited/Cancelled	(48,002)		27.21
Vested	(329,813)		30.81
Outstanding at December 31, 2024	886,834	$	33.36

Stock Options

No stock options were granted during the years ended December 31, 2024, 2023 and 2022. Options to purchase shares are granted with an exercise price equal to the fair market value of the Company's common stock on the grant date. All of the outstanding stock options were exercisable as of December 31, 2024.

Stock Option Activity

A summary of stock option activity for the years ended December 31, 2024, 2023, and 2022 follows:

	Options		Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)
Outstanding at December 31, 2021	2,384,860	$	12.82	7.0
Granted	—			
Exercised	(301,998)		13.42	6.2
Forfeited/Cancelled	(134,502)		13.42	6.2
Outstanding at December 31, 2022	1,948,360	$	12.69	5.9
Granted	—			
Exercised	(103,141)		12.92	4.0
Forfeited/Cancelled	—			
Outstanding at December 31, 2023	1,845,219	$	12.68	5.0
Granted	—			
Exercised	(29,859)		12.38	4.2
Forfeited/Cancelled	—			
Outstanding at December 31, 2024	1,815,360	$	12.68	4.0

Stock Appreciation Rights

As of December 31, 2024, there were 200,000 stock-settled stock appreciation right awards (the "SAR Awards") outstanding. These SAR Awards were granted on December 16, 2018. These were the only SAR Awards granted as of December 31, 2024. The SAR Awards have an exercise price of $12.90, and a remaining contractual term of 3.0 years. Fifty percent (50%) of the SAR Awards vested in five equal annual installments on each of the first five anniversaries of the date of grant, generally subject to continued employment on each vesting date. Twenty-five percent (25%) of the award vested based on satisfaction of the time condition and the achievement by the Company of an average closing price of a share of Common Stock on the Nasdaq Stock Market of $25.00 over a period of sixty (60) consecutive trading days, and twenty-five percent (25%) of the award vested based on satisfaction of the time condition and the achievement by the Company of an average closing price of a share of Common Stock on the Nasdaq Stock Market of $35.00 over a period of sixty (60) consecutive trading days, in each case, generally subject to continued employment on each vesting date. All of the outstanding SAR Awards were exercisable as of December 31, 2024.

Other information pertaining to equity-based compensation

At December 31, 2024, unrecognized compensation cost related to unvested shares was approximately $27.8 million. Unrecognized compensation cost will be expensed annually based on the number of shares that vest during the year.

The Company records equity-based compensation expense to recognize the fair value of the restricted shares, stock options and SAR Awards granted over the relevant vesting period. The Company recorded equity-based compensation expense of $33.3 million, $17.7 million and $18.4 million for the years ended December 31, 2024, 2023 and 2022, respectively.

11. Employee Benefit Plans

Surgery Partners 401(k) Plan

The Surgery Partners 401(k) Plan is a defined contribution plan whereby certain employees who have completed at least one month of service, including at least one hour of service during that period of time, are eligible to participate. Employees may enroll in the plan immediately upon completion of the minimum service requirement. The Surgery Partners 401(k) Plan allows eligible employees to make contributions of varying percentages or flat dollar amounts of their annual compensation, up to the maximum allowable amounts by the Internal Revenue Service ("IRS"). Eligible employees may or may not receive a match by the Company of their contributions. Employer contributions vest incrementally over a period of five years. The Company's contributions were $15.3 million, $12.6 million and $11.1 million for the years ended December 31, 2024, 2023, and 2022, respectively.

12. Other Current Liabilities

A summary of other current liabilities was as follows (in millions):

	December 31, 2024	December 31, 2023
Right-of-use operating lease liabilities	$ 41.0	$ 37.6
Cost report liabilities	21.3	23.9
Amounts due to patients and payors	31.8	23.9
Interest payable	13.4	17.8
Interest rate swaps	3.5	—
Accrued expenses and other	142.9	100.9
Total	$ 253.9	$ 204.1

13. Commitments and Contingencies

Professional, General and Workers' Compensation and Cyber Liability Risks

The Company is subject to claims and legal actions in the ordinary course of business, including claims relating to patient treatment, employment practices and personal injuries. The Company maintains professional, general and workers' compensation and cyber liability insurance in excess of self-insured retentions, through third party commercial insurance carriers. Although management believes the coverage is sufficient for the Company's operations, some claims may potentially exceed the scope of coverage in effect. Plaintiffs in these matters may request punitive or other damages that may not be covered by insurance. The Company is not aware of any such proceedings that are reasonably possible to have a material adverse effect on the Company's business, financial position, results of operations or liquidity. Total professional, general and workers' compensation claim liabilities as of December 31, 2024 and 2023 were $19.2 million and $18.2 million, respectively. Expected insurance recoveries of $9.6 million and $10.2 million as of December 31, 2024 and 2023, respectively, are included as a component of other current assets and other long-term assets in the consolidated balance sheets.

In May 2023, we experienced a cybersecurity incident that temporarily disrupted certain facilities in our Idaho market. We estimate that this incident had an adverse pre-tax impact of approximately $8 million during the year ended December 31, 2023. This estimate includes lost revenue from the associated business interruption and other related expenses. We have filed a claim with the insurance carrier related to this incident. Insurance recoveries of $6.5 million were recognized during the year ended December 31, 2024 with no comparable activity in the prior year.

Laws and Regulations

Laws and regulations governing the Company's business, including those relating to the Medicare and Medicaid programs, are complex and subject to interpretation. These laws and regulations govern every aspect of how the Company's surgical facilities conduct their operations, from licensing requirements to how and whether the Company's facilities may receive payments pursuant to the Medicare and Medicaid programs. Compliance with such laws and regulations can be subject to future government agency review and interpretation as well as legislative changes to such laws. Noncompliance with such laws and regulations may subject the Company to significant regulatory sanctions including fines, penalties, and exclusion from the Medicare, Medicaid and other federal health care programs. From time to time, governmental regulatory agencies will conduct inquiries of the Company's practices, including, but not limited to, the Company's compliance with federal and state fraud and abuse laws, billing practices and relationships with physicians.

Stockholder Litigation

On December 4, 2017, a purported Company stockholder filed an action in the Delaware Court of Chancery (the "Delaware Action"). That action is captioned Witmer v. H.I.G. Capital, L.L.C., et al., C.A. No. 2017-0862. The plaintiff in the Delaware Action asserted claims against (i) certain current and former members of the Company's Board of Directors (together, the "Directors"); (ii) H.I.G. Capital, LLC and certain of its affiliates (collectively, "H.I.G."); and (iii) Bain Capital Private Equity, L.P. and certain of its affiliates (collectively, "Bain Capital" and, together with the Directors and H.I.G., the "Defendants"). The parties to the Delaware Action negotiated a final stipulation of settlement (the "Settlement Stipulation"), which governs the terms of the settlement of the Delaware Action, and which they filed with the Court of Chancery on November 22, 2021. On February 11, 2022, the Court of Chancery approved the settlement of the Delaware Action as memorialized in the Settlement Stipulation. That decision became final and non-appealable on March 14, 2022. The case is now closed. Pursuant to the settlement, the Company received $32.8 million in March 2022, which was included in litigation settlements in the consolidated statements of operations for the year ended December 31, 2022.

Acquired Facilities

The Company, through its wholly-owned subsidiaries or controlled partnerships and limited liability companies, has acquired and will continue to acquire surgical facilities with prior operating histories. Such facilities may have unknown or contingent liabilities, including liabilities for failure to comply with health care laws and regulations, such as billing and reimbursement laws and regulations, the federal physician self-referral law, or Stark Law, the statute commonly known as the federal Anti-Kickback statute, the federal False Claims Act, and similar fraud and abuse laws. Although the Company attempts to assure that no such liabilities exist, obtain indemnification from prospective sellers covering such matters and institute policies designed to conform centers to its standards following completion of acquisitions, there can be no assurance that the Company will not become liable for past activities that may later be asserted to be improper by private plaintiffs or government agencies. There can be no assurance that any such matter will be covered by indemnification or, if covered, that the liability sustained will not exceed contractual limits or the financial capacity of the indemnifying party.

The Company cannot predict whether federal or state statutory or regulatory provisions will be enacted that would prohibit or otherwise regulate relationships which the Company has established or may establish with other health care providers or have materially adverse effects on its business or revenues arising from such future actions. Management believes, however, that it will be able to adjust the Company's operations so as to be in compliance with any statutory or regulatory provision as may be applicable.

Potential Physician Investor Liability

A majority of the physician investors in the partnerships and limited liability companies which operate the Company's surgical facilities carry general and professional liability insurance on a claims-made basis. Each partnership or limited liability company may, however, be liable for damages to persons or property arising from occurrences at the surgical facilities. Although the various physician investors and other surgeons generally are required to obtain general and professional liability insurance with tail coverage that extends beyond the period of any claims-made policies, such individuals may not be able to obtain coverage in amounts sufficient to cover all potential liability. Since most insurance policies contain exclusions, the physician investors will not be insured against all possible occurrences. In the event of an uninsured or underinsured loss, the value of an investment in the partnership interests or limited liability company membership units and the amount of distributions could be adversely affected.

14. Segment Reporting

Segment information is prepared on the same basis that our CEO, who is our Chief Operating Decision Maker ("CODM"), manages our segments, evaluates financial results, and makes key operating decisions. We have one reportable segment: Surgical Facilities.

The Surgical Facilities reportable segment is comprised of two operating segments, which we have aggregated to a single reportable segment in consideration of the aggregation criteria set forth in ASC 280.

The Surgical Facilities reportable segment includes the operation of ASCs, surgical hospitals, anesthesia services, and multi-specialty physician practices, which earns revenues primarily from contracts with patients in which the performance obligations are to provide health care services. The "All other" line item primarily consists of amounts attributable to the Company's corporate general and administrative functions. The Company defines its segment on the basis of the way in which its internally reported financial information is regularly reviewed by the CODM to assess performance and allocate resources.

During the year ended December 31, 2024, the operating segment previously defined as "Ancillary services" was included with Surgical Facilities based on changes in the operational management of our multi-specialty physician practices. Accordingly, the Company has reclassified segment disclosures previously reported to conform to current year presentation.

The Company's CODM uses Adjusted EBITDA to assess performance and allocate resources. The CODM considers budget-to-actual and actual versus prior period variances on a periodic basis as a means of assessing performance. The following segment information, including significant segment expenses, is presented in millions:

| | Year Ended December 31, | | |
	2024	2023	2022
Surgical Facilities Revenues	$ 3,114.3	$ 2,743.3	$ 2,539.3
Less:			
Salaries and benefits	907.5	793.8	746.4
Supplies	812.9	745.0	709.7
Professional and medical fees	357.1	296.8	269.2
Lease expense	89.5	84.9	82.4
Equity in earnings of unconsolidated affiliates	(19.5)	(14.2)	(12.5)
Net income attributable to non-controlling interests	180.6	147.2	141.6
Other segment expense, net	176.2	155.5	140.6
	2,504.3	2,209.0	2,077.4
Adjusted Surgical Facilities EBITDA	$ 610.0	$ 534.3	$ 461.9
Reconciliation:			
Add back: Net income attributable to non-controlling interests	(180.6)	(147.2)	(141.6)
Corporate and other unallocated expenses [1]	289.2	235.4	143.5
Depreciation and amortization	152.6	118.1	114.8
Interest expense, net	201.7	193.0	234.9
Income before income taxes	$ 147.1	$ 135.0	$ 110.3

(1) Corporate and other unallocated expenses represent corporate overhead expenses that have not been allocated to any segment for reporting purposes including general and administrative expenses, transaction and integration costs, net loss on disposals, consolidations and deconsolidations, litigation settlements, and loss on debt extinguishment.

| | Year Ended December 31, | | |
	2024	2023	2022
Depreciation and amortization:			
Surgical Facilities	$ 138.9	$ 110.8	$ 105.4
All other	13.7	7.3	9.4
Total depreciation and amortization expense	$ 152.6	$ 118.1	$ 114.8

	December 31, 2024	December 31, 2023
Assets:		
Surgical Facilities	$ 7,466.3	$ 6,383.7
All other	423.7	493.0
Total assets	$ 7,890.0	$ 6,876.7

	Year Ended December 31,					
	2024		**2023**		**2022**	
Cash purchases of property and equipment:						
Surgical Facilities	$	86.6	$	88.7	$	75.4
All other		3.8		0.1		5.2
Total cash purchases of property and equipment	$	90.4	$	88.8	$	80.6

15. Subsequent Events

On January 28, 2025, the Company issued a press release confirming the receipt of an unsolicited and non-binding proposal on January 27, 2025, from Bain Capital Private Equity, LP ("Bain Capital"), to acquire all of the outstanding shares of common stock of the Company not already owned by Bain Capital for a cash consideration of $25.75 per share.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SURGERY PARTNERS, INC.

By: /s/ J. Eric Evans
J. Eric Evans
Chief Executive Officer
(Principal Executive Officer)

Date: March 6, 2025

Pursuant to the requirements of the Securities Exchange Act of 1934, this Annual Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

SIGNATURES	TITLE	DATE
/s/ J. Eric Evans J. Eric Evans	Chief Executive Officer, Director (Principal Executive Officer)	March 6, 2025
/s/ David T. Doherty David T. Doherty	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 6, 2025
/s/ Wayne S. DeVeydt Wayne S. DeVeydt	Chairman of the Board	March 6, 2025
/s/ T. Devin O'Reilly T. Devin O'Reilly	Director	March 6, 2025
/s/ Teresa DeLuca Teresa DeLuca	Director	March 6, 2025
/s/ John A. Deane John A. Deane	Director	March 6, 2025
/s/ Brent Turner Brent Turner	Director	March 6, 2025
/s/ Andrew Kaplan Andrew Kaplan	Director	March 6, 2025
/s/ Clifford G. Adlerz Clifford G. Adlerz	Director	March 6, 2025
/s/ Blair E. Hendrix Blair E. Hendrix	Director	March 6, 2025
/s/ Patricia A. Maryland, Dr.PH Patricia A. Maryland, Dr.PH	Director	March 6, 2025
/s/ Laura L. Forese Laura L. Forese	Director	March 6, 2025